2025 Annual Report



MEMBER FDIC

Contents

MVB Financial Corp. (Nasdaq: MVBF) is an innovative bank powering Fintech solutions in payments, card issuance, sponsorship lending and online gaming programs for leading Fintech companies nationwide, while providing traditional retail and commercial banking services within established markets. MVB's comprehensive platform includes money movement solutions across all modalities and embedded finance capabilities. MVB combines proven Fintech builder/incubator capabilities, innovative culture, regulatory expertise, core banking and AI-driven operational efficiency to enable Fintech partners to navigate complex regulatory requirements while accelerating time-to-market. For more information about MVB, please visit ir.mvbbanking.com.



2025 Accolades

Team MVB's commitment and teamwork were recognized with several prestigious accolades in 2025.

   

  

Bauer Financial Five-Star Rating
Quarter after quarter, MVB maintains a superior, five-star rating from Bauer Financial, which means MVB is one of the strongest banks in the nation. MVB takes pride in our relationship-based business model focused on building long-term trust with our clients.

American Banker Best Banks to Work For 2025
For the fifth consecutive year, Team MVB was honored to be named one of American Banker's Best Banks to Work For. MVB ranked sixth out of 28 banks in the $3-$10 billion assets category.

Virginia Business Best Places to Work
Virginia Business ranked MVB as number 27 out of 33 in the Large Employer Category on its Best Places to Work list stating: "MVB Bank fosters a culture where Team Members thrive through empowerment, trust and a shared commitment to their core values."

America's Best Workplaces
Through the Best Companies Group, MVB received recognition as one of America's Best Workplaces.

Best Places to Work in West Virginia
Through the Best Companies Group, MVB received recognition as one of its Best Places to Work in West Virginia.

Best Places to Work for Women
Best Companies Group also named MVB as one of its Best Places to Work for Women, which is a recognition for organizations that are employer of choice for high-quality female talent—and highlights their leadership in equity, opportunity and retention.

Great Place to Work Certification
For the fourth consecutive year, MVB has been Certified™ by Great Place to Work®. The prestigious award is based entirely on what current MVB Team Members say about their experience working at MVB.

AT MVB, OUR CULTURE IS OUR DIFFERENTIATOR AND PART OF OUR CORPORATE DNA.

Our Purpose and Values aren't just words; they define the environment in which our Team Members thrive. We like to say our culture is our secret sauce, vital to our continued growth. During our 25-plus-year history, MVB has grown from a community bank with 35 employees to a forward-thinking, NASDAQ-listed, Russell 2000® company with more than 400 Team Members. MVB has become an innovative bank powering Fintech solutions for leading Fintech companies nationwide, while providing traditional retail and commercial banking services within our established markets.

In addition to our Purpose and Values, one additional motivator drives us. That's our Why – which is to positively impact people's financial lives, one life at a time. That's what inspires us.

Our Purpose:
Trusted partners on the financial frontier, committed to your success

Our Values:



Respect, Love & Caring



Trust



Commitment



Adaptive



Teamwork

Our Why:
To positively impact people's financial lives, one life at a time

MVB ENTERS 2026 ON FIRMER FOOTING THAN AT ANY POINT IN OUR RECENT HISTORY.

2025 was a year of meaningful accomplishment for MVB, one that validated our strategic direction and demonstrated what this company can do. We strengthened our financial foundation, expanded our payments ecosystem, proved the power of our Fintech incubation model and continued building the AI capabilities that underpin this platform.

All of this is achieved while maintaining the robust capital, asset quality, liquidity and risk discipline that have long defined MVB.



Larry F. Mazza, President and CEO

A Year of Momentum and Execution

2025 delivered steady, broad-based progress. Net interest income increased, net interest margin expanded, and we closed the year with three consecutive quarters of loan growth – all while maintaining a disciplined risk posture and a strong capital position, giving us the flexibility to support growth without compromising our balance sheet.

Our deposit franchise remained a key competitive advantage. Noninterest-bearing deposits represented more than 40% of total deposits at year-end, supporting a stable, cost-effective funding base that positions MVB for improved profitability in the years ahead.

We also strengthened our leadership team to match our evolving ambitions.

Michael Sumbs joined Team MVB as Chief Financial Officer and Jonathan Logan as Chief Accounting Officer. Monica Tressler was named Chief Deposit Officer. These experienced leaders will help guide MVB through its next phase of growth and will sharpen our ability to optimize our deposit franchise.



Michael Sumbs
Chief Financial Officer



Jonathan Logan
Chief Accounting Officer



Monica Tressler
Chief Deposit Officer

Advancing Our Leadership in Payments and Fintech
MVB operates at the convergence of traditional banking, payments and Fintech. In 2025, we further demonstrated the power and scalability of this model.

Under the leadership of Fintech President Jeremy Kuiper, our payments platform continued to expand. Activity across issuing, banking-as-a-service and gaming programs remained strong, and we made meaningful progress building the pipeline of future programs that will sustain continued growth. It's the strongest pipeline in our history.

As this ecosystem scales, it generates multiple and compounding sources of value. Payment card and service charge income grows as programs mature, creating recurring fee-based revenue that makes our earnings more durable and diversified. These programs also generate low-cost deposit funding that further strengthens our balance sheet. Much of 2025 was about building this pipeline, and we believe that foundation positions MVB well for significant expansion in the years ahead.

The defining milestone of the year was the sale of Victor Technologies to Jack Henry & Associates. In just a little over four years, Victor grew from concept to a platform processing billions of dollars in monthly payments. The transaction generated significant value for shareholders while proving something more important: that MVB can identify, incubate and scale high-value Fintech solutions from the ground up. We are not simply banking Fintech companies – we are helping build them.

We also continued investing in the data, automation and AI capabilities that support this ecosystem strengthening risk management, improving operational efficiency and building the scalability our growth demands.



Strategic Actions to Enhance Shareholder Value
In 2025, we took several deliberate steps to strengthen our earnings profile and create shareholder value.

Our Board of Directors authorized and completed a $10 million stock repurchase program, and authorized a second $10 million stock repurchase program, reflecting confidence in our capital position and our commitment to disciplined capital management.

WE MADE MEANINGFUL PROGRESS BUILDING THE PIPELINE OF FUTURE PROGRAMS THAT WILL SUSTAIN CONTINUED GROWTH.

Following the Victor transaction, we repositioned our investment securities portfolio to better align with current asset-liability objectives accelerating our path toward stronger, more sustainable profitability.

Through our continued partnership with Jack Henry, we remain positioned to participate in Victor's future growth while developing the next generation of solutions on our platform.

These were not reactive moves. They reflect the kind of proactive, long-term thinking that will continue to define how we manage this company.

MVB IS ONE OF AMERICAN BANKER'S BEST BANKS TO WORK FOR, FIVE YEARS RUNNING.



Our Culture Remains a Competitive Strength

Strategic progress and financial performance matter, but our success begins with our people. In 2025, MVB was honored with several national and regional workplace recognitions, including being named for the fifth consecutive year one of American Banker's Best Banks to Work For.

These accolades reflect the strength of our culture and the dedication of Team MVB to our shared purpose: being trusted partners on the financial frontier. That culture is not incidental to our performance – it is foundational to it.

Board Leadership Transition

Following year-end, MVB experienced an important transition at the Board level. After years of distinguished service, W. Marston "Marty" Becker retired as Chairman. Mr. Becker's leadership guided MVB through periods of significant growth and one of the most demanding regulatory environments our industry has faced. On behalf of the entire organization, I want to express our deep appreciation for his wisdom, partnership and lasting contributions to this company.

We are proud to welcome Dr. Kelly Nelson as our new Chairman. Dr. Nelson has served on MVB's Board since 2004 and previously chaired our Risk and Compliance Committee. His experience, judgment and commitment to our communities make him exceptionally well suited to lead the Board into this next chapter.

The Board experienced other transitions in early 2026. After approximately a year of service, we said goodbye to Glen Herrick as a Director. We also welcomed Adam Famularo as a new Director. Mr. Famularo brings deep expertise in financial technology and artificial intelligence, perspectives that will be invaluable as MVB continues to scale its technology-enabled platform.

Looking Ahead

We enter 2026 with strong momentum. Loan pipelines are healthy, fee income streams continue to build and our payments and Fintech ecosystem is expanding. The work of the past several years has sharpened our strategic focus and strengthened the foundation of this company. We are building something worth owning for the long term and I am grateful to be doing it alongside each of you.

To our shareholders, partners, teammates and friends: thank you for your continued trust and support. Because of your partnership, MVB enters its next chapter stronger, more focused and more capable than ever before. We will relentlessly deliver for our shareholders, clients, teammates, and communities.

Only the best,

Larry F. Mazza
President and CEO, MVB Financial Corp. and MVB Bank

Growth of MVB's Payments Focused Vehicle



Source: Company documents and SEC Filings.

Diversified Deposit Base with Fintech and CoRe Bank Deposits

Data as of December 31, 2025



Source: Company documents and SEC Filings. *Commercial and Retail. (F) – Fintech deposits. (C) – CoRe deposits.

MVB Fintech Banking Growth Vehicles

Payments

- Digital payments – fee income
- Merchant acquiring – fee income
- Card Issuing – fee income and stable deposits




$651M*
2025 Avg. Deposits

$7.2M
2025 Fee Income

59%
Deposit CAGR (2020 – 2025)

Banking-as-a-Service

- Low-cost deposit accounts
- Emerging lending opportunities
- Six million bank account relationships

$895M*
2025 Avg. Deposits

248%
Deposit CAGR (2020 – 2025)

Gaming

- Low-cost deposit accounts
- Player payouts – fee income




$266M*
2025 Avg. Deposits

$6.1M
2025 Fee Income

10%
Deposit CAGR (2020 – 2025)

* Includes on and off-balance sheet deposit balances

Consistently Strong Asset Quality Through Cycles







Strong Capital Position







Source: Company documents, SEC filings and S&P Global Market Intelligence. Peers are defined in the 2024 Proxy Statement. Peer data reflects the most recent data publicly available.

Source: Company documents. (1) TCE/TA is for the Holding Company and is a non-GAAP financial measure. A reconciliation of non-GAAP financial measures are included in the Appendix. All other capital ratios presented are from the Bank.

Trusted Partner to Our Communities

Social impact ties into MVB's values of Respect, Love and Caring. In 2025, MVB focused on larger projects with meaningful impact, as well as providing community service, technical assistance and leadership to numerous community organizations. Overall, Team MVB performed 908 hours of community service in 2025 for a total of 49 organizations.



FHLBank Pittsburgh Affordable Housing Program (AHP)

MVB continues to partner with the Federal Home Loan Bank of Pittsburgh (FHLBank) on its Affordable Housing Program, making a true difference in West Virginia.

For the 2025 funding cycle, MVB sponsored three successful AHP projects: Belington Rural Development Project, Bert's Place and New Vision Village in Phillippi – for a total of $4.5 million. MVB also sponsored three Voluntary Housing Grant Initiative awardees – Clarksburg Harrison Regional Housing Authority, Mon Valley Habitat for Humanity owner occupied rehabilitation in Fairmont and Canyon Lake Apartments by Nathan Wolfe Rentals – for a total of $3.2 million.

MVB has increased our overall relationship and visibility with AHP Programs with increased application participation, attendance at various seminars and workshops and working with FHLBank personnel on their Member / Sponsor match offerings.

Recess Reboot Provides Exercise Equipment for Elementary School

Thanks to a partnership between the American Heart Association and MVB, Skyview Elementary School in Morgantown, West Virginia, received new physical education as part of its Kids Heart Challenge™ program.

MVB Bank was the "Recess Reboot" sponsor of the equipment.

In October 2025, Kandyce Tubbs, Community Reinvestment Act and Fair Lending Officer, MVB Bank; Teresa DeVono, Regional Vice President – Development and School Engagement, American Heart Association – Pennsylvania/West Virginia; Crystal Cook, School Engagement Director, American Heart Association – West Virginia; Jennifer Cox, Principal, Skyview Elementary School; and Courtney Wheeler, Assistant Principal, Skyview Elementary School, led a school-wide pep rally to demonstrate the new equipment to kids with laughter and cheers.

For nearly 50 years, the American Heart Association has been working with educators in elementary, middle and high schools across the nation to help educate students about healthy living. The Kids Heart Challenge and American Heart Challenge are service-learning-based fundraising programs that give students the opportunity to feel good, while doing good. It's a way for students to better their life — all while changing someone else's. Students, families and staff also learn valuable life skills, including how to make smart food choices, the importance of avoiding vaping/tobacco and the lifesaving skill of Hands-Only CPR.



GameChanger Helps Prevent Substance Abuse and Misuse

MVB is a founding corporate sponsor of the GameChanger program, which is a student-powered substance misuse prevention movement focused on creating school environments that curb drug use. The organization achieves this by implementing, monitoring, and sustaining GameChanger Student Peer Leadership Programs, while empowering youth to make healthy choices as they prepare to become the leaders of tomorrow. MVB Director John Ebert serves as a board member of this charity.







MVB was title sponsor for the 5th Annual GameChanger Prevention Education Dinner & Golf Classic in May 2025 at the Greenbrier Resort in White Sulphur Springs, West Virginia. The 2025 event experienced a record number of supporters attending the gala dinner featuring Heisman Trophy winner and author Tim Tebow as the keynote speaker.

GameChanger founder and executive director Joe Boczek emphasized that this initiative demonstrates GameChanger and MVB Bank's ongoing commitment to educating West Virginia students about the dangers of opioids, substance misuse and deadly fentanyl.

In January 2025, GameChanger provided all West Virginia elementary schools with a free link to "You Have What It Takes," along with a teacher lesson plan and parent toolkit.

Other Efforts

In addition to these efforts, in 2025 Team MVB supported a Company-wide fundraising campaign for the United Way, which benefits many community organizations in our footprint and beyond.

Many Team Members provide leadership for nonprofits in the communities where they live by serving on nonprofit boards and lending their expertise to projects.

MVB's sponsorship program is visible in the communities we serve through support of youth sports, health and wellness, partnership in education with schools, festivals and local events like the Cecil Jarvis Greater Clarksburg 10K Race held each June for the past 27 years.

As the Company grows and evolves, our social impact will continue to reflect MVB's commitment to our teammates, clients, communities and shareholders as a trusted partner.

THIS TEAM HAS AN AVERAGE OF 20+ YEARS OF EXPERIENCE ACROSS TECHNOLOGIES, BANKS AND FINANCIAL SERVICES.



Larry F. Mazza
President and CEO



Jeremy Kuiper
Fintech President



Michael R. Sumbs
Chief Financial Officer



Joseph R. Rodriguez
Chief Risk and Legal Officer



Julie A. O'Connor
Chief Compliance Officer



Michael L. Giorgio
Chief Information Officer



C. Brad Greathouse
Chief Administrative Officer

MVB Board of Directors



W. Marston "Marty" Becker



Richard J. Cordella, Jr.



John W. Ebert
Vice Chairman



Adam F. Famularo



Victor R. Maculaitis



Larry F. Mazza



Dr. Kelly R. Nelson
Chairman



Jan L. Owen



Cheryl D. Spielman

For more information, visit:
https://ir.mvbbanking.com/governance/board-of-directors

Shareholder & Contact Information

Shareholders Meeting
The Annual Meeting of Shareholders of MVB Financial Corp. (MVB) will be held via live webcast at 10:00 a.m. EDT on May 19, 2026. This meeting is for the purpose of considering and voting upon certain proposals. Only those shareholders of record at the close of business on March 25, 2026, shall be entitled to notice of the meeting and to vote at the meeting.

Transfer Agent & Shareholder Inquiries
The corporation's transfer agent is Computershare. Inquiries concerning transfer requirements, lost certificates, and change of address should be directed to:
Computershare
462 South 4th Street
Louisville, KY 40202
www.computershare.com

Investor Inquiries
Investor inquiries to the Company should be directed to:
Marcie Lipscomb
(304) 285-0020
mlipscomb@mvbbanking.com

All Other Inquiries
All other inquiries to the Company should be directed to:
MVB Financial Corp.
Attn: Investor Relations
301 Virginia Avenue
Fairmont, WV 26554
(844) MVB-BANK (844-682-2265)

Form 10-K
A copy of the MVB Financial Corp. Form 10-K for 2025, which has been filed with the SEC, is available without attachments at no charge upon written request and is also available at http://ir.mvbbanking.com. Inquiries should be directed to the Investor Relations contact above.

Independent Registered Accounting Firm
Forvis Mazars, LLP
910 E. St. Louis Street
Suite 400
Springfield, MO 65806

Stock Market Listing
MVB Financial Corp. stock is traded on The Nasdaq Capital Market under the symbol: MVBF.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2025

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____

Commission file number 001-38314



MVB Financial Corp.

(Exact name of registrant as specified in its charter)

West Virginia	**20-0034461**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
301 Virginia Avenue, Fairmont, WV	**26554**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code **(**304**)** 363-4800

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $1.00 Par Value Per Share	MVBF	The Nasdaq Stock Market LLC (Nasdaq Capital Market)

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐   Accelerated filer ☒   Non-accelerated filer ☐   Smaller reporting company ☐   Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☒

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).
Yes ☐ No ☒

Based upon the closing price of the common shares of the registrant on June 30, 2025 of $22.53 as reported on the Nasdaq Capital Market, the aggregate market value of the common shares of the registrant held by non-affiliates during that time was $262.3 million. For this purpose, certain executive officers and directors are considered affiliates. This calculation does not reflect a determination that such persons are affiliates for any other purpose.

As of March 11, 2026, the registrant had 12,844,813 shares of common stock outstanding with a par value of $1.00 per share.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive proxy statement relating to the 2026 Annual Meeting of Shareholders are incorporated by reference into Part III of this Annual Report on Form 10-K.

TABLE OF CONTENTS

Forward-Looking Statements:

Statements in this Annual Report on Form 10-K that are based on factors other than historical data are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements provide current expectations or forecasts of future events and include, among others, statements with respect to the beliefs, plans, objectives, goals, guidelines, expectations, anticipations and future financial condition, results of operations and performance of the Company and its subsidiaries (collectively, "we," "our," or "us"), including the MVB Bank, Inc. (the "Bank"), and statements preceded by, followed by or that include the words "may," "could," "should," "would," "will," "believe," "anticipate," "estimate," "target," "expect," "intend," "plan," "projects," "outlook" or the negative of those terms or similar expressions.

These forward-looking statements are not guarantees of future performance, nor should they be relied upon as representing our view as of any subsequent date. Forward-looking statements involve significant risks and uncertainties (both known and unknown) and actual results may differ materially from those presented, either expressed or implied, including, but not limited to, those presented in *Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations*. Factors that might cause such differences include, but are not limited to:

- interest rate fluctuations in response to economic conditions and the policies of various governmental and regulatory agencies;
- the impact of the current U.S. administration on regulatory, policy and legislative landscapes, financial markets and geopolitical relations, including the impact of the imposition of international trade policies;
- changes in the economy, which could materially impact credit quality trends and the ability to generate loans and gather deposits;
- industry factors and general economic and political conditions and events, such as economic slowdowns or recessions, nationally and in the markets in which we operate;
- evolving legislation and heightened regulatory scrutiny in emerging financial technology ("Fintech") and banking-as-a-service sectors;
- our ability to recruit, train and retain talented employees and executives with such knowledge, experience and industry expertise to understand and comply with evolving legislation and regulations and to successfully implement succession plans for such employees and executives;
- our ability to adapt to technological change, including our ability to assess and monitor the effect of artificial intelligence, machine learning, robotics, blockchain or new approaches to data mining on our business and operations, and to successfully execute business plans, manage risks and achieve objectives, including strategies related to investments in Fintech;
- our ability to maintain a sufficient cybersecurity risk management program to monitor for and safeguard against cyberattacks or other cyber incidents against us or third parties with whom we do business;
- market, economic, operational, liquidity, credit and interest rate risks associated with our business;
- changes, volatility and disruption in local, national and international political and economic conditions, including, without limitation, the imposition of international trade policies and any retaliatory responses thereto, significant developments such as wars, natural disasters, epidemics and pandemics, military actions, terrorist attacks and geopolitical conflict and any governmental or societal responses thereto;
- climate change, severe weather and natural disasters, including any climate-related regulatory requirements or customer and employee expectations related thereto, which could have a material adverse effect on our business, financial condition and results of operations;
- unanticipated changes in our liquidity position, including, but not limited to, changes in access to sources of liquidity and capital to address our liquidity needs;
- changes in volume or composition of deposits, including certain concentrations with large customers and industries, such as banking-as-a-service and gaming;
- the quality, composition and volume of our loan and securities portfolios;
- our ability to successfully conduct acquisitions and integrate acquired businesses and potential difficulties in expanding businesses in existing and new markets;
- our ability to successfully manage credit risk and the sufficiency of allowance for credit losses;
- increases in the levels of losses, customer bankruptcies, bank failures, claims and assessments;
- changes in government legislation and accounting policies or procedures;
- competition and consolidation in the financial services industry;
- new legal claims against us, including litigation, arbitration and proceedings brought by governmental or self-regulatory agencies or changes in existing legal matters;
- success in gaining regulatory approvals, when required, including for proposed mergers or acquisitions;
- changes in consumer spending and savings habits, including demand for loan products and deposit flow;

- increased competitive challenges and expanding product and pricing pressures among financial institutions and non-bank financial companies;
- operational risks or risk management failures by us, including our subsidiaries, our customers or critical third parties, including without limitation, with respect to data processing, information systems, technological changes, vendor problems, business interruptions and fraud risk;
- increasing risk of continually evolving, sophisticated cybersecurity activities faced by financial institutions and others that could result in, among other things, theft, loss, misuse or disclosure of confidential client, customer or corporate information or assets and a disruption of computer, software or network systems and the potential impact from such risks, including reputational damage, regulatory penalties, loss of revenues, additional costs (including repair, remediation and other costs), new disclosure obligations, exposure to litigation and other financial losses;
- failure or circumvention of internal controls;
- legislative or regulatory changes which adversely affect our operations or business, including the possibility of increased regulatory oversight due to changes in the nature and complexity of our business model;
- increased emphasis by regulators on federal and state consumer protection laws that extensively govern customer relationships;
- risks and potential losses involved with uninsured deposits beyond Federal Deposit Insurance Corporation ("FDIC") limitations;
- concentration risk in our deposit base, including risk of losing large clients and concentration in certain industries, such as gaming deposits; and
- costs of deposit insurance and changes with respect to FDIC insurance coverage levels.

Certain risk factors that might cause actual results to differ materially from those presented are more fully described in this Annual Report on Form 10-K within Part I, *Item 1A – Risk Factors*, included elsewhere in this report and from time to time, in other filings with the Securities and Exchange Commission ("SEC"). Actual results may differ materially from those expressed in or implied by any forward-looking statement. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this report. Except to the extent required by law, we specifically disclaim any obligation to update any factors or to publicly announce the result of revisions to any of the forward-looking statements included herein to reflect future events or developments.

REFERENCES

Unless the context otherwise requires, references in this report to "MVB Financial," "MVB," the "Company," "we," "us," "our," and "ours" refer to the registrant, MVB Financial Corp., and its subsidiaries consolidated for the purposes of its financial statements.

PART I

ITEM 1. BUSINESS

Corporate Overview

MVB Financial Corp. is a financial holding company organized in 2003 as a West Virginia corporation that operates principally through its wholly-owned subsidiary, MVB Bank, Inc. (the "Bank"). The Bank's consolidated subsidiaries include MVB Edge Ventures, Inc. ("Edge Ventures"), Paladin Fraud, LLC ("Paladin Fraud") and MVB Insurance, LLC. Edge Ventures wholly-owns MVB Technology, LLC and Victor Technologies, Inc. ("Victor"). The Bank also owns an equity method investment in Intercoastal Mortgage Company, LLC ("ICM") and MVB Financial Corp. owns equity method investments in Warp Speed Holdings, LLC ("Warp Speed") and Ayers Socure II, LLC ("Ayers Socure II"). MVB Financial Corp.'s consolidated subsidiaries also include SPE PR, LLC.

As of December 31, 2024, the Bank owned an 80.8% interest in Trabian Technology, Inc. ("Trabian"). In January 2025, the Bank entered into a stock repurchase agreement with Trabian in which Trabian repurchased all the shares held by MVB. Refer to note *Note 24 – Acquisitions and Divestitures*.

On September 30, 2025, we executed an asset purchase agreement to sell substantially all assets and operations of Victor to Jack Henry & Associates ("Jack Henry"). We recorded a $34.2 million pre-tax gain associated with the sale of Victor that is included in gain on divestiture activity in the consolidated statement of income. Refer to *Note 24 – Acquisitions and Divestitures*.

Business Overview

We conduct a wide range of business activities through the Bank, primarily commercial and retail ("CoRe") banking services, as well as Fintech banking.

CoRe Banking

We offer our customers a full range of products and services including:

- Various demand deposit accounts, savings accounts, money market accounts and certificates of deposit;
- Commercial, consumer and real estate mortgage loans and lines of credit;
- Debit cards;
- Cashier's checks; and
- Safe deposit rental facilities.

Fintech Banking

We provide innovative strategies to independent banking and corporate clients throughout the United States. Our dedicated Fintech team specializes in providing banking services to corporate Fintech clients, primarily focusing on operational risk management and compliance. Managing banking relationships with clients in the payments, banking-as-a-service and gaming industries is complex, from both an operational and regulatory perspective. Due to this complexity, there are a limited number of banking institutions serving these industries, which can result in a lack of quality focus on these entities, providing us with an expanded pool of potential customers. When served safely and efficiently, we believe these industries provide a source of stable, lower-cost deposits and noninterest, fee-based income. We thoroughly analyze each industry in which our customers operate, as well as any new products or services provided, from an operational and regulatory perspective.

Professional Services

Paladin Fraud

Paladin Fraud, a wholly-owned subsidiary of the Bank, provides an extensive and customizable suite of fraud prevention services for merchants, credit agencies, Fintech companies and other vendors to help clients and partners defend against threats.

Trabian

Trabian builds digital products and web and mobile applications for forward-thinking community banks, credit unions, digital banks and Fintech companies. As of December 31, 2024, the Bank owned an 80.8% interest in Trabian and consolidated 100% of Trabian within the Company's consolidated financial statements. In December 2024, the Board of Directors and Finance Committee approved a plan to sell the Bank's controlling interest in Trabian, and as such, Trabian's assets and liabilities were classified as held-for-sale on the consolidated balance sheet as December 31, 2024. In January 2025, we entered into a stock repurchase agreement with Trabian in which Trabian repurchased all the shares held by MVB. As a result of the transaction, we no longer consolidate Trabian in our financial statements. Refer to *Note 24 – Acquisitions and Divestitures*.

Primary Market Areas and Customers

Our primary market area for CoRe banking services encompasses North Central West Virginia and Northern Virginia, where we currently operate seven full-service branches, including six in West Virginia and one in Virginia. Overall, 26.0% of the Bank's lending activity across all loan types occurs to borrowers outside of this region, mostly loans to healthcare facilities secured by commercial real estate and working capital lines of credit, as well as loans through Small Business Administration ("SBA") lending programs to borrowers across numerous industries. The Bank also engages in both residential mortgage and mortgage construction lending in regions outside of the primary market, concentrated in the North Carolina and South Carolina markets. We consider our Fintech banking market to be customers located throughout the entire United States.

We believe that the current economic climate in our primary market areas reflect economic climates that are consistent with the general national economic climate. Unemployment in the United States was 4.1%, 3.8% and 3.5% for December 2025, 2024 and 2023, respectively.

Segment Reporting

We have identified three reportable segments: CoRe Banking, Mortgage Banking and Financial Holding Company. All other operating segments are summarized in an Other category. We determined these segments based on differences in products and services.

Our CoRe Banking segment, which includes our Fintech division, represents banking products and services offered to customers by the Bank, primarily loans and deposits accounts. Revenue from banking activities consists primarily of interest earned on loans and investment securities and service charges on deposit accounts.

Revenue from our Mortgage Banking segment is primarily comprised of our share of net income or loss from mortgage banking activities of our equity method investments in ICM and Warp Speed.

Revenue from Financial Holding Company activities is mainly comprised of intercompany service income and dividends.

The Other category consists of professional services and our Edge Venture companies. Revenue from the professional services are primarily made up of professional consulting income derived from banks and Fintech companies. Revenue from our Edge Ventures companies, including Victor, primarily consist of software services, offering account functionality and transactions to customers through web-based platforms. In September 2025, we sold substantially all assets and operations of Victor.

For more information about each of our reportable segments, refer to *Note 22 – Segment Reporting* accompanying the consolidated financial statements included elsewhere in this report.

Commercial Loans

At December 31, 2025, the Bank had $1.71 billion outstanding in commercial loans, including commercial and industrial, commercial real estate and construction loans. These loans represented 72.9% of the total aggregate loan portfolio as of that date.

Commercial lending entails significant additional risks compared to residential and consumer lending. In addition, the ability of a borrower to make payments on commercial loans typically depends on adequate cash flow of a business and thus may be subject to adverse conditions in the general economy or a specific industry to a greater extent than consumer loans. Loan terms include amortization schedules commensurate with the purpose of each loan, the source of repayment and the risk involved. The primary analysis technique used in determining whether to grant a commercial loan is the review of a schedule of estimated cash flows to evaluate whether anticipated future cash flows will be adequate to service both interest and principal due. In addition, the Bank reviews collateral to determine its value in relation to the loan in the event of a foreclosure.

The Bank evaluates all new commercial loans and the Bank's credit department facilitates an annual loan review process that ensures that a significant portion of the commercial loan portfolio, typically a minimum of 60%, is reviewed each year under a risk-based approach. The Bank also engages a third-party for an external loan review, which targets 35% to 40% of the commercial loan portfolio on an annual basis, also using a risk-based approach for loan selection. If deterioration in creditworthiness has occurred, the Bank takes prompt action designed to ensure repayment of the loan. Upon detection of the reduced ability of a borrower to meet original cash flow obligations, the loan is considered for possible downgrading and may be considered classified and potentially placed on non-accrual status.

Residential Mortgage Loans

At December 31, 2025, the Bank had $609.1 million of residential real estate loans, home equity lines of credit and construction mortgages outstanding, representing 26.0% of total loans outstanding.

The Bank generally requires that a residential real estate loan amount be no more than 80% of the purchase price or the appraised value of the real estate securing the loan unless the borrower obtains private mortgage insurance for the percentage exceeding 80%. Occasionally, the Bank may lend up to 100% of the appraised value of the real estate. Loans made in this lending category are generally one- to ten-year adjustable rate, fully amortizing to maturity mortgages. The Bank also originates fixed-rate real estate loans and generally sells these loans in the secondary market. Most real estate loans are secured by first mortgages with evidence of title in favor of the Bank in the form of an attorney's opinion of the title or a title insurance policy. The Bank also requires proof of hazard insurance with the Bank named as the mortgagee and as the loss payee. The Bank obtains full appraisals from licensed appraisers for the majority of loans secured by real estate. In addition, the Bank purchases residential real estate loans from ICM, a residential mortgage lending company, and Warp Speed, a holding company whose subsidiaries are focused on residential and commercial loan origination and servicing.

Lenders generally consider residential construction financing to involve a higher risk of loss than long-term financing on improved, occupied real estate. The risk of loss on a construction loan depends largely upon the accuracy of the initial estimate of the property's value at completion of construction and the estimated cost (including interest) of construction. If the construction cost estimate proves to be inaccurate, we may advance funds beyond the amount originally committed to permit completion of the project. With respect to construction loans, the Bank generally makes loans to the homeowner, rather than to the builder. At December 31, 2025, residential mortgage construction loans to individuals totaled $47.0 million with an average remaining life of three months. These loans are generally refinanced to a permanent loan upon completion of the construction.

Consumer Loans

At December 31, 2025, the Bank had $25.6 million of consumer loans, including installment loans and personal lines of credit, representing 1.1% of total loans outstanding. Consumer loans include installment loans used by clients to purchase automobiles, boats and recreational vehicles. Credit risk for consumer loans is similar to residential real estate loans described above as it is subject to the borrower's continuing financial stability and the value of the collateral securing the loan.

Competition

Our business experiences significant competition in attracting depositors and borrowers. Competition in lending activities comes principally from other commercial banks, savings associations, insurance companies, governmental agencies, credit unions, brokerage firms and pension funds. The primary factors in competing for loans are interest rates, loan terms and overall lending services. Competition for deposits comes from other commercial banks, savings associations, money market funds and credit unions, as well as from insurance companies and brokerage firms. Competition for deposits also comes from other Fintech-focused banks and neobanks, which are online-only financial institutions. The primary factors in competing for deposits are interest rates paid on deposits, account liquidity, convenience of office locations, technology offerings and overall financial condition.

Fintech companies also compete with us directly and in partnership with other banks and financial services providers in lending, deposits, contactless payment cards, digital wallets and mobile payments solutions, installment or other buy now pay later methods, real-time payment systems, peer-to-peer payments, card readers and other point of sale technologies, tools that simplify merchant payments and other markets. We believe that our approach of integrating banking services with technology provides flexibility, which enables the Bank to offer an array of banking products and services. ICM and Warp Speed also face significant competition from traditional financial institutions, Fintech-focused banks, neobanks and other national and local mortgage banking operations.

We operate under a "needs-based" selling approach that management believes has proven successful in serving the financial needs of most customers. It is not our strategy to compete solely based on interest rates. Management believes that focusing on customer relationships and service will promote our customers' continued use of our financial products and services and will lead to enhanced revenue opportunities. We are also involved in innovative strategies to provide independent banking to corporate clients throughout the United States by leveraging recent investments in Fintech companies.

Human Capital Resources

As of December 31, 2025, we employed 403 team members. We seek to attract, retain and develop the most talented team members possible, regardless of location, by promoting a strong, positive culture, offering competitive compensation, maintaining a safe and healthy workplace, investing in training and education and emphasizing open communication with management.

Culture & EEO

We remain committed to maintaining and growing our culture by leveraging our purpose, values and associated behaviors. We have successfully operationalized our culture initiative by embedding these elements into our day-to-day operations. Examples of this can be found in our talent acquisition, onboarding, education and performance processes. We take time to listen to our team members, to understand areas of opportunity and to provide support that enables us to execute on our business strategy.

Our goal is to create and sustain a visible commitment to equal opportunity in employment that is recognizable to current and future team members, clients and partners. We believe leveraging differences in thoughts, experiences, backgrounds and perspectives drives team member engagement, innovation and financial success.

We established a Workplace Culture Team Member Resource Group, composed of company volunteers across the organization. We believe educating our team members about events and subjects related to diversity, equity and inclusion creates a more inclusive culture, enables leaders across the organization to develop diverse teams and fosters collaboration and innovation.

Total Rewards

To attract and retain team members, we consistently assess the labor market and seek to improve our benefit and compensation programs. We offer a competitive salary structure with short- and long-term performance incentives. We designed our total compensation programs to promote the interests of our team members and shareholders, while enabling us to attract and retain top-quality executive talent.

We aim to create a culture of wellness by educating, supporting and empowering team members and their dependents to improve and maintain their overall health and well-being through healthy lifestyle choices. We offer competitive benefits plans, wellness incentives, flexible work arrangements, parental leave and community service opportunities. We also support team members' financial planning for the future by offering 401(k) plan matching, immediate vesting and access to retirement advisors.

Team Members Learning and Development

We remain committed to education and development for our team members. Through a well-structured new team member orientation, coupled with our cultural mindset training, we equip employees with the knowledge, confidence and growth mindset needed to seamlessly integrate into our culture. This culture includes remote work, which has created additional opportunities for virtual and online learning. In 2025, we assigned team members position-specific curricula designed to support ongoing compliance requirements and development within their individual positions. This training also included 18 custom training videos, which were assigned a combined total of approximately 1,300 times. Team members experience on-the-job training, as well as other company-organized opportunities. We held 53 internal learning events in 2025 that provided 89 total hours, or an average of 1.7 hours per week, of learning opportunities facilitated by our Learning & Development team. Additionally, we have built an up-to-date archive of On Demand learning content where team members utilized 635 hours of learning resources.

As a part of our ongoing commitment to developing strong leadership within the organization, we began implementing a comprehensive leadership development program that incorporates regular meetings, intracompany evaluations and targeted coaching calls. Together, we believe these initiatives enhance leadership effectiveness, foster a culture of continuous improvement and contribute to the long-term success of the organization.

We also offer team member education assistance and tuition reimbursement programs. The education assistance program provides support to team members wanting to acquire training outside of company-provided support of their position and/or annual certification requirements. Tracking these requests allows us to have visibility into the interests of team members. The tuition reimbursement program provides support to team members who wish to further their education with accredited institutions. In 2025, 38 team members participated in education assistance, while five team members were approved for the tuition reimbursement program.

Communication, Recognition and Engagement

We believe it is important to provide our team members with open communication with management and the Board of Directors. Our internal communication structure includes various opportunities for team members to interact with our Chief Executive Officer and other members of the executive leadership team members, including periodic all-hands town hall meetings. At the meetings, our Chief Executive Officer and executive leadership team members present informational topics in sessions open to all team members. Additionally, key members of management are provided the opportunity to engage with the Board of Directors through periodic board committee meetings.

Supervision and Regulation

We are subject to extensive regulation under federal and state banking laws. Our earnings are affected by general economic conditions, management policies, changes in state and federal laws and regulations and actions of various regulatory authorities, including those referred to in this section. The following discussion describes elements of an extensive regulatory framework applicable to bank holding companies, financial holding companies, banks and their affiliates and contains specific information about us. Regulation of banks, bank holding companies, financial holding companies and their affiliates is intended primarily for the protection of depositors, the insurance fund of the FDIC and the stability of the financial system, rather than for the protection of our shareholders and creditors.

In addition to banking laws, regulations and regulatory agencies, we are subject to various other laws, regulations, supervision and examination by other regulatory agencies, all of which directly or indirectly affect the operations and management of us and the Bank and our ability to make distributions to shareholders. State and federal law govern the activities in which the Bank engages, the investments it makes, the aggregate amount of loans that may be granted to one borrower and other similar areas of the Bank's business. Various consumer and compliance laws and regulations also affect us and the Bank's operations.

The following discussion is qualified in its entirety by reference to the full text of the statutes, regulations and policies that are described herein. Such statutes, regulations and policies are continually under review by Congress and state legislatures and federal and state regulatory agencies. It is anticipated that the current administration may undertake a comprehensive review of a full range of bank regulatory laws and regulations. It is not clear that such a review will take place and, if it occurs, what the results will be. The likelihood and timing of any changes and the impact such changes may have on us or the Bank is impossible to determine with any certainty. A change in statutes, regulations or regulatory policies applicable to us and our subsidiaries could have a material effect on our business, financial condition or results of operations.

Financial Regulatory Reform

During the past several years, there has been a significant increase in regulation and regulatory oversight for United States financial services firms. The Dodd-Frank Act significantly restructured the financial regulatory regime in the United States and has had a broad impact on the financial services industry as a result of the significant regulatory and compliance changes required under the act. The Dodd-Frank Act imposed prudential regulation on depository institutions and their holding companies, which requires financial firms to control risks and hold adequate capital as defined by capital requirements and liquidity requirements and by the imposition of concentration risk limits. As such, we are subject to stringent standards and requirements with respect to: (i) bank and non-bank acquisitions and mergers; (ii) the "financial activities" in which we engage as a financial holding company; (iii) affiliate transactions; and (iv) proprietary trading and investing in private equity or hedge funds, among other provisions.

The Economic Growth, Regulatory Relief, and Consumer Protection Act (the "EGRRCPA") amended provisions of the Dodd-Frank Act and eased regulations on all but the largest banks. These modifications, among other changes, include: (i) exempting banks with less than $10 billion in assets from the ability-to-repay requirements for certain qualified residential mortgage loans held in portfolio; (ii) eliminating the requirement for appraisals for certain real estate transactions valued at less than $400,000 in rural areas; (iii) exempting banks that originate fewer than 500 open-end and 500 closed-end mortgages from the Home Mortgage Disclosure Act's expanded data disclosures; (iv) clarifying that, subject to various conditions, reciprocal deposits of another depository institution obtained using a deposit broker through a deposit placement network for purposes of obtaining maximum deposit insurance would not be considered brokered deposits subject to the FDIC's brokered deposit regulations; (v) raising eligibility for the 18-month exam cycle from banks with $1 billion in assets to banks with $3 billion in assets; and (vi) simplifying capital calculations by requiring regulators to establish for institutions under $10 billion in assets a community bank leverage ratio (tangible equity to average consolidated assets) at a percentage not less than 8% and not greater than 10% that upon the election of a bank would replace the risk-based capital requirements otherwise applicable to such bank. In addition, the Board of Governors of the Federal Reserve System ("Federal Reserve Board") was required to raise the asset threshold under its Small Bank Holding Company Policy Statement from $1 billion to $3 billion for bank holding companies that are exempt from consolidated capital requirements, provided that such companies meet certain other conditions, such as not engaging in significant non-banking activities.

Certain provisions of the Dodd-Frank Act and other laws, such as the EGRRCPA, are subject to further rulemaking, guidance and interpretation by the applicable federal regulators. New regulations and statutes are periodically proposed and/or adopted that contain wide-ranging proposals for altering the structures, regulations and competitive relationships of financial institutions operating and doing business in the United States. Changes in leadership at various federal banking agencies, including the Federal Reserve Board, can also change the policy direction of these agencies. There have been several significant changes in the leadership at the federal bank regulatory agencies since President Trump took office in January 2025, and more significant changes are expected in the near and medium term. It is unclear how these changes may affect the banking industry in general or how they might affect us or the Bank. Certain of these recent proposals and changes are described below. We will continue to evaluate the impact of any new regulations so promulgated or under consideration, including changes in regulatory costs and fees, modifications to consumer products or disclosures required by the Consumer Financial Protection Bureau ("CFPB") and the requirements of the enhanced supervision provisions, among others.

From time to time, both state and federal regulators turn their attention to certain specific targeted areas of potential regulatory reform. For example, during the liquidity crisis that occurred in the spring of 2023 with respect to the regional bank sector, there was considerable discussion at the federal level regarding the potential for reform of the level and features of FDIC insurance coverage. Increased attention may occur with respect to capital levels and credit quality due to the potential disruption in the credit markets relating to loans secured by office properties, which are expected to come under increasing stress in the near and mid-term. It is unclear whether the anticipated stress described above will actually occur or the effort that it might have on us or the Bank, if any. The re-election of President Trump could also bring about a shift in the laws of state and federal banking regulatory agencies, depending upon the priorities of the Trump administration and the reactions, if any, of state regulatory agencies to the shifts in focus at the federal bank regulatory agencies. It is unclear how any such shifts might affect the banking industry generally or us or the Bank in particular.

Regulatory Agencies

We are a legal entity separate and distinct from the Bank and the Bank's wholly-owned subsidiaries. As a financial holding company and a bank holding company, we are regulated under the Bank Holding Company Act of 1956, as amended ("BHCA"), and we and our non-bank subsidiaries are subject to inspection, examination and supervision by the Federal Reserve Board. The BHCA provides generally for "umbrella" regulation of financial holding companies such as us by the Federal Reserve Board and for functional regulation of banking activities by bank regulators, securities activities by securities regulators and insurance activities by insurance regulators. We are also under the jurisdiction of the SEC and are subject to the disclosure and regulatory requirements of the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended (the "Exchange Act"), each administered by the SEC.

The Bank is a West Virginia state chartered bank. The Bank is not a member bank of the Federal Reserve System ("non-member bank"). Accordingly, the West Virginia Division of Financial Institutions and the FDIC are the primary regulators of the Bank and the Bank's subsidiaries.

Bank Holding Company Activities

In general, the BHCA limits the business of bank holding companies to banking, managing or controlling banks and other activities that the Federal Reserve Board has determined to be so closely related to banking as to be a proper incident thereto. In addition, bank holding companies that qualify and elect to be financial holding companies may engage in any activity, or acquire and retain the shares of a company engaged in any activity, that is either (i) financial in nature or incidental to such financial activity (as determined by the Federal Reserve Board in consultation with the Secretary of the Treasury) or (ii) complementary to a financial activity and does not pose a substantial risk to the safety and soundness of depository institutions or the financial system generally (as solely determined by the Federal Reserve Board). Activities that are financial in nature include securities underwriting and dealing, insurance underwriting and making merchant banking investments. Under current federal law, as a bank holding company, we have elected and qualified to become a financial holding company.

Most of the financial activities that are permissible for financial holding companies also are permissible for a bank's "financial subsidiary," except for insurance underwriting, insurance company portfolio investments, real estate investments and development and merchant banking, which must be conducted by a financial holding company. In order for a financial subsidiary of a bank to engage in permissible financial activities, federal law requires, among other conditions, that the parent bank be well managed and have at least a satisfactory Community Reinvestment Act rating, and that the parent bank and all of its bank affiliates must be well capitalized.

To maintain financial holding company status, a financial holding company and all of its depository institution subsidiaries must be "well capitalized" and "well managed" under applicable Federal Reserve Board regulations and the depository institution subsidiaries controlled by the financial holding company must have at least a satisfactory Community Reinvestment Act rating. A depository institution subsidiary is considered to be "well capitalized" if it satisfies the requirements for this status discussed in the sections captioned *Capital Requirements* and *Prompt Corrective Action* included in this item. A depository institution subsidiary is considered "well managed" if it received a composite rating of 1 or 2 and management rating of at least "satisfactory" in its most recent examination. If a financial holding company ceases to meet these capital and management requirements, the Federal Reserve Board's regulations provide that the financial holding company must enter into an agreement with the Federal Reserve Board to comply with all applicable capital and management requirements. Until the financial holding company returns to compliance with such requirements, the Federal Reserve Board may impose limitations or conditions on the conduct of its activities, and the financial holding company may not commence any of the broader financial activities permissible for financial holding companies or acquire a company engaged in such financial activities without prior approval of the Federal Reserve Board. If the financial holding company does not return to compliance with such requirements within 180 days, the Federal Reserve Board may require (i) divestiture of the holding company's depository institutions or (ii) termination by the financial holding company of any activity that is not an activity that is permissible for bank holding companies under section 4(c)(8) of the BHCA. If a depository institution receives a rating of less than satisfactory under the Community Reinvestment Act, the financial holding company may not commence any additional financial activity or acquire a company engaged in financial activity, until the bank subsidiary has achieved at least a rating of satisfactory under the Community Reinvestment Act.

Refer to the section captioned *Community Reinvestment Act* included elsewhere in this item.

The Federal Reserve Board has the power to order any bank holding company or its subsidiaries to terminate any activity or to terminate its ownership or control of any subsidiary when the Federal Reserve Board has reasonable grounds to believe that continuation of such activity or such ownership or control constitutes a serious risk to the financial soundness, safety or stability of any bank subsidiary of the bank holding company.

As required by the EGRRCPA, in August 2018, the Federal Reserve Board issued an interim final rule that expanded applicability of the Federal Reserve Board's Small Bank Holding Company Policy Statement. The interim final rule raised the policy statement's asset threshold from $1 billion to $3 billion in total consolidated assets for a bank holding company or savings and loan holding company that: (i) is not engaged in significant non-banking activities; (ii) does not conduct significant off-balance sheet activities; and (iii) does not have a material amount of debt or equity securities, other than trust-preferred securities, outstanding that are registered with the SEC. The interim final rule provides that, if warranted for supervisory purposes, the Federal Reserve Board may exclude a company from the threshold increase. Management believes we meet the conditions of the Federal Reserve Board's Small Bank Holding Company Policy Statement and are therefore excluded from consolidated capital requirements and are subject to specific debt to equity ratio requirements. To be considered well capitalized, a company subject to the Small Bank Holding Company Policy Statement must meet certain requirements, including having a debt-to-equity ratio of 1.0:1 or less. Further, qualification as a small bank holding company allows us to file more abbreviated, and less frequent, consolidated and holding company reports with the Federal Reserve. The Bank remains subject to regulatory capital requirements administered by the federal banking agencies.

Federal Securities Regulation

We are subject to the information, proxy solicitation, insider trading and other restrictions and requirements of the SEC under the Exchange Act. We are subject to the Sarbanes-Oxley Act of 2002, which imposes numerous reporting, accounting, corporate governance and business practices on companies, as well as financial and other professionals who have involvement with the United States public markets. We are generally subject to these requirements and applicable SEC rules and regulations.

Acquisitions

The BHCA, the Bank Merger Act, the Change in Bank Control Act (the "CIBCA"), West Virginia banking law, and other federal and state statutes regulate investments in and acquisitions of commercial banks and their parent holding companies. The BHCA requires the prior approval of the Federal Reserve Board for the direct or indirect acquisition by a bank holding company of more than 5.0% of the voting shares of a commercial bank or its parent holding company. Under the Bank Merger Act, the prior approval of the FDIC (in the case of a state chartered non-member bank) or other appropriate bank regulatory authority in other instances is required for a bank to merge with another bank or purchase substantially all of the assets or assume any deposits of another bank. Under the CIBCA, a filing with the Federal Reserve Board is required under certain circumstances if an investor acquires more than 9.9% of any class of voting securities of a state member bank or a bank holding company. In reviewing applications seeking approval of merger and acquisition transactions, the bank regulatory authorities will consider, among other things, the competitive effect and public benefits of the transactions, the capital position and managerial strength of the combined organization, the risks to the stability of the United States banking or financial system, the applicant's performance record under the Community Reinvestment Act (refer to the section captioned *Community Reinvestment Act* included elsewhere in this item) and its compliance with consumer protection laws and the effectiveness of the subject organizations in combating money laundering activities and other financial crimes.

Current federal law authorizes interstate acquisitions of banks and bank holding companies without geographic limitation. Furthermore, a bank headquartered in one state is authorized to merge with a bank headquartered in another state, subject to market share limitations and any state requirement that the target bank shall have been in existence and operating for a minimum period of time. Under the Dodd-Frank Act, national and state-chartered banks may open an initial branch in a state other than its home state by establishing a de novo branch at any location in such host state at which a bank chartered in such a host state could establish a branch. Applications to establish such branches must be filed with the appropriate bank regulators.

Other Safety and Soundness Regulations

The Federal Reserve Board has enforcement powers over bank holding companies and their non-banking subsidiaries. The Federal Reserve Board has authority to prohibit activities that represent unsafe or unsound practices or constitute violations of law, rule, regulation, administrative order or written agreement with a federal regulator. These powers may be exercised through the issuance of cease and desist orders, civil money penalties or other enforcement and remedial actions.

Federal and state banking regulators also have broad enforcement powers over the Bank, including the power to impose fines and other civil and criminal penalties and to appoint a receiver in order to conserve the assets of the Bank for the benefit of depositors and other creditors. The West Virginia Commissioner of Banking also has the authority to take possession of a West Virginia state bank in certain circumstances and to appoint the FDIC as receiver, including, among other things, when it appears necessary in order to protect or preserve the assets of that bank for the benefit of depositors and other creditors.

Anti-Money Laundering and the USA PATRIOT Act

A major focus of governmental policy on financial institution regulations has been aimed at combating money laundering and terrorist financing. The USA PATRIOT Act of 2001 (the "Patriot Act") substantially broadened the scope of United States anti-money laundering laws and regulations by imposing significant new compliance and due diligence obligations, creating new crimes and penalties and expanding the extra-territorial jurisdiction of the United States. The Patriot Act contains anti-money laundering measures affecting insured depository institutions and their affiliates, broker-dealers and certain other financial institutions. Financial institutions are prohibited from entering into specified financial transactions and account relationships and must use enhanced due diligence procedures in their dealings with certain types of high-risk customers and implement a written customer identification program. Financial institutions must take certain steps to assist government agencies in detecting and preventing money laundering and report certain types of transactions, including suspicious transactions. The Patriot Act includes the International Money Laundering Abatement and Financial Anti-Terrorism Act of 2001, which grants the Secretary of the United States Treasury broad authority to establish regulations and to impose requirements and restrictions on financial institutions' operations. The United States Treasury has issued a number of regulations to implement the Patriot Act under this authority requiring financial institutions to maintain appropriate policies, procedures and controls to detect, prevent and report money laundering and terrorist financing. Regulatory authorities routinely examine financial institutions for compliance with these obligations, and failure of a financial institution to maintain and implement adequate programs to combat money laundering and terrorist financing, or to comply with all of the relevant laws or regulations, could have serious legal, financial and reputational consequences for the institution, including imposing substantial money penalties and causing applicable bank regulatory authorities not to approve merger or acquisition transactions when regulatory approval is required or to prohibit such transactions even if approval is not required. Regulatory authorities have imposed cease and desist orders and civil money penalties against institutions found to be violating these obligations.

Office of Foreign Assets Control Regulation

The United States Treasury Department's Office of Foreign Assets Control ("OFAC") administers and enforces economic and trade sanctions against targeted foreign countries, regimes and individuals, under authority of various laws, including designated foreign countries, nationals and others. OFAC publishes lists of specially designated targets and countries. We are responsible for, among other things, blocking accounts of, and transactions with, such targets and countries, prohibiting unlicensed trade and financial transactions with them and reporting blocked transactions to OFAC after their occurrence. Failure to comply with these sanctions could have serious legal, financial and reputational consequences, including the imposition of financial penalties, causing applicable bank regulatory authorities not to approve merger or acquisition transactions when regulatory approval is required or to prohibit such transactions even if approval is not required.

Incentive Compensation

As part of its regular, risk-focused examination process, the Federal Reserve Board reviews the incentive compensation arrangements of banking organizations that are not "large, complex banking organizations," such as us. These reviews are tailored to each organization based on the scope and complexity of the organization's activities and the prevalence of incentive compensation arrangements. The findings of this supervisory initiative will be included in reports of examination. Deficiencies will be incorporated into the organization's supervisory ratings, which can affect the organization's ability to make acquisitions and take other actions. Enforcement actions may be taken against a banking organization if its incentive compensation arrangements, or related risk-management control or governance processes, pose a risk to the organization's safety and soundness and the organization is not taking prompt and effective measures to correct the deficiencies.

The Federal Reserve Board, Office of the Comptroller of the Currency and FDIC have issued comprehensive final guidance on incentive compensation policies intended to ensure that the incentive compensation policies of banking organizations do not undermine the safety and soundness of such organizations by encouraging excessive risk taking. The guidance, which covers all employees that have the ability to materially affect the risk profile of an organization, either individually or as part of a group, is based upon the key principles that a banking organization's incentive compensation arrangements should (i) provide incentives that do not encourage risk-taking beyond the organization's ability to effectively identify and manage risks; (ii) be compatible with effective internal controls and risk management; and (iii) be supported by strong corporate governance, including active and effective oversight by the organization's board of directors.

In October 2022, the SEC adopted a final rule implementing the incentive-based compensation recovery ("clawback") provisions of the Dodd-Frank Act. The final rule directs national securities exchanges and associations, including NASDAQ, to require listed companies to develop and implement clawback policies to recover erroneously awarded incentive-based compensation from current or former executive officers in the event of a required accounting restatement due to material noncompliance with any financial reporting requirement under the securities laws, and to disclose their clawback policies and any actions taken under these policies. We adopted a clawback policy pursuant to the NASDAQ listing standards in October 2023.

In addition, SEC regulations require public companies, like us, to provide various disclosures about executive compensation in annual reports and proxy statements and to present to their shareholders a non-binding vote on the approval of executive compensation.

The scope and content of the United States banking regulators' policies on incentive compensation and SEC rulemaking with respect to executive compensation are continuing to develop.

The Volcker Rule

The Volcker Rule implements section 619 of the Dodd-Frank Act and prohibits insured depository institutions and affiliated companies and foreign banks which engage in the banking business in the United States (together, "banking entities") from engaging in proprietary trading of certain securities, derivatives and commodity futures and options on these instruments, for their own account and prohibits banking entities from investing in or sponsoring certain types of funds ("covered funds") unless otherwise permitted by the Volcker Rule. EGRRCPA exempts from the Volcker Rule banking entities with $10 billion or less in total consolidated assets and have total trading assets and trading liabilities that are less than 5% of total consolidated assets. As of July 22, 2019, the effective date for the rulemaking implementing the EGRRCPA exemption, and December 31, 2025, we and the Bank are below these thresholds and thus exempt from the Volcker Rule.

Limit on Dividends

We are a legal entity separate and distinct from the Bank and the Bank's wholly-owned subsidiaries. Our ability to obtain funds for the payment of dividends to our shareholders and for other cash requirements largely depends on the amount of dividends the Bank declares. However, the Federal Reserve Board expects us to serve as a source of financial and managerial strength to the Bank to reduce potential loss exposure to the Bank's depositors and to the FDIC insurance fund in the event the Bank becomes insolvent or is in danger of becoming insolvent or is otherwise experiencing financial stress. Under this requirement, we are expected to commit resources to support the Bank, including at times when we may not be in a financial position to provide such resources. Any capital loans by us to the Bank would be subordinate in right of payment to depositors and to certain other indebtedness of the Bank. In the event of bankruptcy, any commitment by us to a federal bank regulatory agency to maintain the capital of the Bank will be assumed by the bankruptcy trustee and entitled to priority of payment.

Accordingly, the Federal Reserve Board may require us to retain capital for further investment in the Bank, rather than pay dividends to our shareholders. The Bank may not pay dividends to us if, after paying those dividends, the Bank would fail to meet the required minimum levels under the risk-based capital guidelines and the minimum leverage ratio requirements. The Bank must have the approval from the West Virginia Division of Financial Institutions if a dividend in any year would cause the total dividends for that year to exceed the sum of the current year's net earnings and the retained earnings for the preceding two years, less required transfers to surplus. These provisions could limit our ability to pay dividends on our outstanding common shares.

In addition, we and the Bank are subject to other regulatory policies and requirements relating to the payment of dividends, including requirements to maintain adequate capital above regulatory minimums (refer to the *Capital Requirements* section below). The appropriate federal regulatory authority is authorized to determine under certain circumstances relating to the financial condition of a bank holding company or a bank that the payment of dividends would be an unsafe or unsound practice and to prohibit payment thereof. The appropriate federal regulatory authorities have stated that paying dividends that deplete a bank's capital base to an inadequate level would be an unsafe and unsound banking practice and that banking organizations should generally pay dividends only out of current operating earnings. In addition, the Federal Reserve Board has indicated that bank holding companies should carefully review their dividend policy and has discouraged payment ratios that are at maximum allowable levels unless both asset quality and capital are very strong.

Transactions with Affiliates

Transactions with affiliates are regulated under federal banking law. The Federal Reserve Act, made applicable to the Bank by section 8(j) of the Federal Deposit Insurance Act (the "FDIA"), imposes quantitative and qualitative requirements and collateral requirements on "covered transactions" by the Bank with, or for the benefit of, certain of its affiliates and generally requires those transactions to be on arm's length terms at least as favorable to the Bank as if the transaction were conducted by the Bank with an unaffiliated third-party. Covered transactions are defined by the Federal Reserve Act to include a loan or extension of credit to an affiliate, as well as a purchase of securities issued by an affiliate, a purchase of assets (unless otherwise exempted by the Federal Reserve Board) from the affiliate, certain derivative transactions that create a credit exposure by a bank to an affiliate, the acceptance of securities issued by the affiliate as collateral for a loan and the issuance of a guarantee, acceptance or letter of credit on behalf or for the benefit of an affiliate. In general, any such transaction by the Bank or its subsidiaries with an affiliate must be limited to certain thresholds on an individual and aggregate basis and, for credit transactions with any affiliate, must be secured by designated amounts of specified collateral.

Federal law also limits a bank's authority to extend credit to its directors, executive officers and 10% stockholders, as well as to entities controlled by such persons. Among other things, extensions of credit to insiders are required to be made on terms that are substantially the same as, and follow credit underwriting procedures that are not less stringent than, those prevailing for comparable transactions with unaffiliated persons. Also, the terms of such extensions of credit may not involve more than the normal risk of non-repayment or present other unfavorable features, may not exceed certain limitations on the amount of credit extended to such persons individually and in the aggregate and, in certain instances, may require the approval of the Bank's Board of Directors.

Capital Requirements

Federal regulations require FDIC-insured depository institutions, such as the Bank, to comply with applicable federal capital adequacy standards (the "Capital Rules"). State chartered banks, such as the Bank, are subject to similar capital requirements adopted by their state regulators, which, in our case, is the West Virginia Division of Financial Institutions.

The Capital Rules include a "Common Equity Tier 1" ("CET1") measure, specify that Tier 1 capital consists of CET1 and

"Additional Tier 1 capital" instruments meeting certain requirements, define CET1 narrowly by requiring that most deductions/ adjustments to regulatory capital measures be made to CET1 and not to the other components of capital, and expand the scope of the deductions/adjustments to capital as compared to existing regulations.

Under the Capital Rules, the minimum capital ratios currently effective are:

- 4.5% CET1 to risk-weighted assets;
- 6.0% Tier 1 capital (that is, CET1 plus Additional Tier 1 capital) to risk-weighted assets;
- 8.0% total capital (that is, Tier 1 capital plus Tier 2 capital) to risk-weighted assets; and
- 4.0% Tier 1 capital to average consolidated assets as reported on consolidated financial statements (known as the "leverage ratio").

In addition to establishing the minimum regulatory capital requirements, the Capital Rules limit capital distributions and certain discretionary bonus payments to management if the institution does not hold a "capital conservation buffer" consisting of 2.5% of CET 1 capital to risk-weighted assets above the amount necessary to meet its minimum risk-based capital requirements.

The Capital Rules prescribe a standardized approach for risk weightings that expanded the risk-weighting categories from the general risk-based capital rules to a much larger and more risk-sensitive number of categories, depending on the nature of the assets, generally ranging from 0% for United States government and agency securities, to 600% for certain equity exposures, and resulting in higher risk weights for a variety of asset categories.

The optional community bank leverage ratio ("CBLR") framework, which was issued through interagency guidance, provides a simple alternative measure of capital adequacy for electing qualifying depository institutions as directed under the EGRRCPA. Under the CBLR, if a qualifying depository institution elects to use such measure, such institution (i) will be considered well capitalized if its ratio of Tier 1 capital to average total consolidated assets (i.e., leverage ratio) exceeds a 9% threshold, subject to a limited two quarter grace period, during which period the leverage ratio cannot go 100 basis points below the then applicable threshold (i.e., 9%) and (ii) will not be required to calculate and report risk-based capital ratios. The bank elected to begin using the CBLR framework for the first quarter of 2021 and intends to use this measure for the foreseeable future.

Eligibility criteria to utilize the CBLR includes the following:

- Total assets of less than $10 billion;
- Total trading assets plus liabilities of 5% or less of consolidated assets;
- Total off-balance sheet exposures of 25% or less of consolidated assets;
- Cannot be an advanced approaches banking organization; and
- Leverage ratio greater than 9%.

We have policies and procedures in place to establish internal capital levels and to monitor and stress-test such levels on a regular basis to ensure we remain above regulatory capital requirements. The Bank's CBLR at December 31, 2025 was 11.1%.

In November 2025, the Office of the Comptroller of the Currency, the Board of Governors of the Federal Reserve System and the FDIC requested comment on a notice of proposed rulemaking that would relieve regulatory burden on certain qualifying community banks by revising the federal banking agencies' CBLR framework to lower the CBLR requirement from greater than 9% to greater than 8%. The proposal also would extend the length of the CBLR framework "grace period" from two quarters to four quarters, which allows qualifying community banks that have elected to use the CBLR framework to continue to use the CBLR framework if they cease to comply with the qualifying criteria.

Prompt Corrective Action

The FDIA requires, among other things, that the federal banking agencies take "prompt corrective action" in respect of depository institutions that do not meet minimum capital requirements. The FDIA includes the following five capital tiers: "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized" and "critically undercapitalized." A depository institution's capital tier will depend upon how its capital levels compare with various relevant capital measures and certain other factors, as established by regulation. The relevant capital measures, which reflect changes under the Capital Rules that became effective on January 1, 2015, are the total capital ratio, the CET1 capital ratio, the Tier 1 capital ratio and the leverage ratio.

A bank will be (i) "well capitalized" if the institution has a total risk-based capital ratio of 10.0% or greater, a CET1 capital ratio of 6.5% or greater, a Tier 1 risk-based capital ratio of 8.0% or greater and a leverage ratio of 5.0% or greater, and is not subject to any order or written directive by any such regulatory authority to meet and maintain a specific capital level for any capital measure; (ii) "adequately capitalized" if the institution has a total risk-based capital ratio of 8.0% or greater, a CET1 capital ratio of 4.5% or greater, a Tier 1 risk-based capital ratio of 6.0% or greater and a leverage ratio of 4.0% or greater and is not "well capitalized"; (iii) "undercapitalized" if the institution has a total risk-based capital ratio that is less than 8.0%, a CET1 capital ratio less than 4.5%, a Tier 1 risk-based capital ratio of less than 6.0% or a leverage ratio of less than 4.0%; (iv) "significantly undercapitalized" if the institution has a total risk-based capital ratio of less than 6.0%, a CET1 capital ratio less than 3.0%, a Tier 1 risk-based capital ratio of less than 4.0% or a leverage ratio of less than 3.0%; and (v) "critically undercapitalized" if the institution's tangible equity is equal to or less than 2.0% of average quarterly tangible assets. An institution may be downgraded to, or deemed to be within, a capital category that is lower than indicated by its capital ratios if it is determined to be in an unsafe or unsound condition or if it receives an unsatisfactory examination rating with respect to certain matters. A bank's capital category is determined solely for the purpose of applying prompt corrective action regulations and the capital category may not constitute an accurate representation of the bank's overall financial condition or prospects for other purposes.

As noted above, the EGRRCPA eliminated these risk-based capital requirements for banks with less than $10 billion in assets who elect to follow the CBLR. As of December 31, 2025, the Bank had total assets of $3.3 billion and has elected to follow the CBLR framework.

The FDIA generally prohibits a depository institution from making any capital distributions (including payment of a dividend) or paying any management fee to its parent holding company if the depository institution would thereafter be "undercapitalized." "Undercapitalized" institutions are subject to growth limitations and are required to submit a capital restoration plan. The agencies may not accept such a plan without determining, among other things, that the plan is based on realistic assumptions and is likely to succeed in restoring the depository institution's capital to an acceptable level. In addition, for a capital restoration plan to be acceptable, the depository institution's parent holding company must guarantee that the institution will comply with such capital restoration plan. The bank holding company must also provide appropriate assurances of performance. The aggregate liability of the parent holding company is limited to the lesser of (i) an amount equal to 5.0% of the depository institution's total assets at the time it became undercapitalized and (ii) the amount which is necessary (or would have been necessary) to bring the institution into compliance with all capital standards applicable with respect to such institution as of the time it fails to comply with the plan. If a depository institution fails to submit an acceptable plan, it will thereafter be treated as if it is "significantly undercapitalized" until such capital deficiency is corrected.

"Significantly undercapitalized" depository institutions may be subject to a number of requirements and restrictions, including orders to sell sufficient voting stock to become "adequately capitalized," requirements to reduce total assets and cessation of receipt of deposits from correspondent banks. "Critically undercapitalized" institutions may be subject to the appointment of a receiver or conservator.

The appropriate federal banking agency may, under certain circumstances, reclassify a well-capitalized insured depository institution as adequately capitalized. The FDIA provides that an institution may be reclassified if the appropriate federal banking agency determines (after notice and opportunity for hearing) that the institution is in an unsafe or unsound condition or deems the institution to be engaging in one or more unsafe or unsound practices. The appropriate agency is also permitted to require an adequately capitalized or undercapitalized institution to comply with the supervisory provisions as if the institution were in the next lower category (but not treat a significantly undercapitalized institution as critically undercapitalized) based on supervisory information other than the capital levels of the institution.

In addition to the "prompt corrective action" directives, failure to meet capital guidelines may subject a banking organization to a variety of other enforcement remedies, including additional substantial restrictions on its operations and activities, termination of deposit insurance by the FDIC and, under certain conditions, the appointment of a conservator or receiver.

For further information regarding the capital ratios and leverage ratio of us and the Bank, refer to the discussion under the section captioned *Capital and Stockholders' Equity* included in *Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations* and *Note 15 – Regulatory Capital Requirements* accompanying the consolidated financial statements included elsewhere in this report.

Safety and Soundness Standards

The FDIA requires the federal bank regulatory agencies to prescribe standards, by regulations or guidelines, relating to internal controls, information systems, internal audit systems, cybersecurity, liquidity, data protection, loan documentation, credit underwriting, interest rate risk exposure, asset growth, asset quality, earnings, stock valuation and compensation, fees and benefits and such other operational and managerial standards as the agencies deem appropriate. Guidelines adopted by the federal bank regulatory agencies establish general standards relating to risk management, legal and regulatory compliance, internal controls and information systems, internal audit systems, loan documentation, credit underwriting, interest rate exposure, asset growth and compensation, fees and benefits, among other subjects. In general, the guidelines require, among other things, appropriate systems and practices to identify and manage the risk and exposures specified in the guidelines. The guidelines prohibit excessive compensation as an unsafe and unsound practice and describe compensation as excessive when the amounts paid are unreasonable or disproportionate to the services performed by an executive officer, employee, director or principal stockholder.

In addition, the agencies adopted regulations that authorize, but do not require, an agency to order an institution that has been given notice by an agency that it is not satisfying any of such safety and soundness standards to submit a compliance plan. If, after being so notified, an institution fails to submit an acceptable compliance plan or fails in any material respect to implement an acceptable compliance plan, the agency must issue an order directing action to correct the deficiency and may issue an order directing other actions of the types to which an undercapitalized institution is subject under the "prompt corrective action" provisions of the FDIA. Refer to the *Prompt Corrective Action* section above. If an institution fails to comply with such an order, the agency may seek to enforce such order in judicial proceedings and to impose civil money penalties, cease and desist orders and other similar enforcement measures.

Deposit Insurance

The Bank's deposits are insured by the FDIC up to the limits set forth under applicable law. The FDIC imposes a risk-based deposit premium assessment system that determines assessment rates for an insured depository institution based on an assessment rate calculator, which is based on a number of elements to measure the risk each insured depository institution poses to the FDIC insurance fund. The assessment rate is applied to total average assets, less tangible equity, as defined under the Dodd-Frank Act. The assessment rate schedule can change from time to time at the discretion of the FDIC, subject to certain limits. Under the current system, premiums are assessed quarterly. In conjunction with the Amended Restoration Plan, the FDIC Board increased deposit insurance assessment rates for all insured depository institutions, effective the first quarterly assessment period of 2023. The increased assessment rates were effective for 2024 and 2025.

Under the FDIA, the FDIC may terminate deposit insurance upon a finding that the institution has engaged in unsafe and unsound practices, is in an unsafe or unsound condition to continue operations, or has violated any applicable law, regulation, rule, order or condition imposed by the FDIC.

Depositor Preference

The FDIA provides that, in the event of the "liquidation or other resolution" of an insured depository institution, the claims of depositors of the institution, including the claims of the FDIC as subrogee of insured depositors, and certain claims for administrative expenses of the FDIC as a receiver, will have priority over other general unsecured claims against the institution. If an insured depository institution fails, insured and uninsured depositors, along with the FDIC, will have priority in payment ahead of unsecured, non-deposit creditors, including depositors whose deposits are payable only outside of the United States and the parent bank holding company, with respect to any extensions of credit they have made to such insured depository institution.

Federal Home Loan Bank Membership

The Federal Home Loan Bank ("FHLB") provides credit to its members in the form of advances. As a member of the FHLB of Pittsburgh, the Bank must maintain an investment in the capital stock of that FHLB in an amount equal to 0.10% of the calculated Member Asset Value ("MAV"), plus 4.0% of outstanding advances and 0.75% of outstanding letters of credit. The MAV is determined by taking line item values for various investment and loan classes and applying an FHLB haircut to each item. At December 31, 2025, the Bank held capital stock of FHLB in the amount of $2.1 million.

Federal and State Consumer Laws

We are subject to a number of federal and state consumer protection laws that extensively govern the relationships between us, the Bank and the Bank's consumer customers. These laws include the Equal Credit Opportunity Act, the Fair Credit Reporting Act, the Truth in Lending Act, the Truth in Savings Act, the Electronic Fund Transfer Act, the Expedited Funds Availability Act, the Home Mortgage Disclosure Act ("HMDA"), the Fair Housing Act, the Real Estate Settlement Procedures Act, the Fair Debt Collection Practices Act, the Service Members Civil Relief Act and these federal laws' respective state-law counterparts, as well as state usury laws and state and federal laws regarding unfair and deceptive acts and practices. These and other federal laws, among other things, require disclosures of the cost of credit and terms of deposit accounts, provide substantive consumer rights, prohibit discrimination in credit transactions, regulate the use of credit report information, provide financial privacy protections, prohibit unfair, deceptive and abusive practices, restrict our and the Bank's ability to raise interest rates in certain respects and subject us and the Bank to substantial regulatory oversight. Violations of applicable consumer protection laws can result in significant potential liability from litigation brought by customers, including actual damages, restitution and attorneys' fees. Federal bank regulators, state attorneys general and state and local consumer protection agencies may also seek to enforce consumer protection requirements and obtain these and other remedies, including regulatory sanctions, customer rescission rights, action by the state and local attorneys general in each jurisdiction in which we operate and civil money penalties. Failure to comply with consumer protection requirements may also result in our failure to obtain any required bank regulatory approval for merger or acquisition transactions we may wish to pursue or our prohibition from engaging in such transactions even if approval is not required.

The CFPB is a federal agency responsible for implementing federal consumer protection laws. The CFPB has broad rulemaking authority for a wide range of consumer financial laws that apply to all banks, including, among other things, the authority to prohibit "unfair, deceptive or abusive" acts and practices. The Dodd-Frank Act permits states to adopt consumer protection laws and standards that are more stringent than those adopted at the federal level and, in certain circumstances, permits state attorneys general to enforce compliance with both the state and federal laws and regulations. The CFPB also has examination and enforcement authority over all banks with more than $10 billion in assets, as well as their affiliates, which authority does not apply to us or the Bank. As the Bank's principal federal regulator, the FDIC has examination and enforcement authority over the Bank.

The CFPB has concentrated certain of its rulemaking efforts on a variety of home mortgage-related topics required under the Dodd-Frank Act, including mortgage origination disclosures, minimum underwriting standards and ability to repay, high-cost mortgage lending and servicing practices. The CFPB issued final rules changing the reporting requirements for lenders under the HMDA. The rules expand the range of transactions subject to these requirements to include most securitized residential mortgage loans and credit lines. The rules also increase the overall amount of data required to be collected and submitted, including additional data points about the loans and borrowers. The CFPB is one of the areas of bank regulation that is likely to become the subject of reform under the Trump administration. It is unclear as to the likely reach of such anticipated reform efforts, if any, will have on us or the Bank.

Financial Privacy

Federal law currently contains extensive customer privacy protection provisions, including substantial customer privacy protections provided under the Financial Services Modernization Act of 1999 (commonly known as the Gramm-Leach-Bliley Act). Under these provisions, a financial institution must provide to its customers, at the inception of the customer relationship and annually thereafter, the institution's policies and procedures regarding the handling of customers' nonpublic personal financial information. These provisions also provide that, except for certain limited exceptions, an institution may not provide such personal information to unaffiliated third parties unless the institution discloses to the customer that such information may be so provided and the customer is given the opportunity to opt out of such disclosure. Federal law makes it a criminal offense, except in limited circumstances, to obtain or attempt to obtain customer information of a financial nature by fraudulent or deceptive means. In December 2015, Congress amended the Gramm-Leach-Bliley Act privacy provisions to include an exception under which a financial institution is not required to provide annual privacy notices to customers if such financial institution meets certain conditions. In August 2018, the CFPB finalized a rule implementing this provision and that rule became effective September 17, 2018.

Automated Overdraft Payment Regulation

Federal regulators have adopted consumer protection regulations and guidance related to automated overdraft payment programs offered by financial institutions. Regulation E prohibits financial institutions from charging consumers fees for paying overdrafts on automated teller machine and one-time debit card transactions, unless a consumer consents, or opts in, to the overdraft service for those types of transactions. Financial institutions must also provide consumers with a notice that explains the financial institution's overdraft services, including the fees associated with the service and the consumer's choices. In addition, FDIC-supervised institutions must monitor overdraft payment programs for "excessive or chronic" customer use and undertake "meaningful and effective" follow-up action with customers that overdraw their accounts more than six times during a rolling 12-month period. Financial institutions must also impose daily limits on overdraft charges, review and modify check-clearing procedures, prominently distinguish account balances from available overdraft coverage amounts and ensure board and management oversight regarding overdraft payment programs.

Community Reinvestment Act

The Community Reinvestment Act of 1977 ("CRA") requires depository institutions to assist in meeting the credit needs of their market areas consistent with safe and sound banking practice. Under the CRA, each depository institution is required to help meet the credit needs of its market areas by, among other things, providing credit to low- and moderate-income individuals and communities. The CRA requires the Bank's primary federal bank regulatory agency, the FDIC, to assess the Bank's record in meeting the credit needs of the communities served by the Bank, including low- and moderate-income neighborhoods and persons. Institutions are assigned one of four ratings: (i) "Outstanding," (ii) "Satisfactory," (iii) "Needs to Improve" or (iv) "Substantial Noncompliance."

In order for a financial holding company to commence any new activity permitted by the BHCA, or to acquire any company engaged in any new activity permitted by the BHCA, each insured depository institution subsidiary of the financial holding company must have received a rating of at least "Satisfactory" in its most recent examination under the CRA. Furthermore, banking regulators take into account CRA ratings when considering a request for an approval of a proposed transaction to consolidate with or acquire the assets or assume the liabilities of an insured depository institution, or to open or relocate a branch office.

Cybersecurity

In March 2015, federal regulators issued two related statements regarding cybersecurity. One statement indicated that financial institutions should design multiple layers of security controls to establish lines of defense and to ensure that their risk management processes also address the risk posed by compromised customer credentials, including security measures to reliably authenticate customers accessing internet-based services of the financial institution. The other statement indicated that a financial institution's management is expected to maintain sufficient business continuity planning processes to ensure the rapid recovery, resumption and maintenance of the institution's operations after a cyberattack involving destructive malware. A financial institution is also expected to develop appropriate processes to enable recovery of data and business operations and address rebuilding network capabilities and restoring data if the institution or its critical service providers fall victim to this type of cyberattack. If we fail to observe the regulatory guidance, we could be subject to various regulatory sanctions, including financial penalties and also could be subject to potential litigation from our customers and the Bank's customers and others who are harmed by a cyberattack against us or the Bank.

In the ordinary course of business, we rely on electronic communications and information systems to conduct our operations and to store sensitive data. We employ a variety of preventative and detective tools to monitor, block and provide alerts regarding suspicious activity, as well as to report on any suspected advanced persistent threats. Notwithstanding our defensive measures, the threat from cyberattacks is continuous and severe, attacks are sophisticated and increasing in volume and attackers respond rapidly to changes in defensive measures. While to date we are not aware of having experienced a significant compromise, significant data loss or any material financial losses related to cybersecurity attacks, our systems and those of our customers and third-party service providers are under constant threat and it is possible that we could experience a significant event in the future. Risks and exposures related to cybersecurity attacks are expected to remain high for the foreseeable future due to the rapidly evolving nature and sophistication of these threats, as well as due to the expanding use of Internet banking, mobile banking and other technology-based products and services by us and our customers.

New rules promulgated by the SEC in the summer of 2023 require us, as an Exchange Act reporting company, (i) to report to the SEC on an accelerated basis (i.e., within four business days) any "cybersecurity incident" which is deemed material, unless certain exceptions apply, and (ii) to disclose our process for assessing, identifying and maintaining material cybersecurity risks and threats. Our responses to any such incidents are monitored by the Audit Committee of the Board of Directors.

For further discussion of risks related to cybersecurity, refer to *Item 1C - Cybersecurity* included elsewhere in this report.

Monetary Policy and Economic Conditions

The business of financial institutions is affected not only by general economic conditions, but also by the policies of various governmental regulatory agencies, including the Federal Reserve Board. The Federal Reserve Board regulates money and credit conditions and interest rates to influence general economic conditions primarily through open market operations in United States government securities, changes in the discount rate on bank borrowings and changes in the reserve requirements against depository institutions' deposits. These policies and regulations significantly affect the overall growth and distribution of loans, investments and deposits and the interest rates charged on loans, as well as the interest rates paid on deposit accounts.

The monetary policies of the Federal Reserve Board have had a significant effect on the operating results of financial institutions in the past and are expected to continue to have significant effects in the future. In view of the changing conditions in the economy and the money markets, we cannot predict future changes in interest rates, credit availability or deposit levels.

Effect of Environmental Regulation

Our primary exposure to environmental risk is through our lending activities. In cases when management believes environmental risk potentially exists, we mitigate our environmental risk exposures by requiring environmental site assessments at the time of loan origination to confirm collateral quality as to commercial real estate parcels posing higher than normal potential for environmental impact, as determined by reference to present and past uses of the subject property and adjacent sites. Environmental assessments are typically required prior to any foreclosure activity involving non-residential real estate collateral. With regard to residential real estate lending, management reviews those loans with inherent environmental risk on an individual basis and makes decisions based on the dollar amount of the loan and the materiality of the specific credit. We do not currently anticipate any material effect on anticipated capital expenditures, earnings or competitive position as a result of compliance with federal, state or local environmental protection laws or regulations. The recent focus on environmental, sustainable and governance and climate change considerations in the business community and among our and the Bank's other constituents may over time affect our and the Bank's approach to evaluating and addressing environmental risk and may increase the costs associated with monitoring and mitigating those risks, although it is not clear if this recent focus will continue in the coming years.

Other Regulatory Matters

We are subject to examinations and investigations by federal and state banking regulators, as well as the SEC, various taxing authorities and various state regulators. We periodically receive requests for information from regulatory authorities in various states, including state insurance commissions and state attorneys general, securities regulators and other regulatory authorities, concerning our business and accounting practices and concerning other matters as to which we might be in possession of information which is responsive to such information requests. Such requests are considered incidental to the normal conduct of business.

Future Legislation and Regulation

From time to time, Congress may enact legislation that affects the regulation of the financial services industry and state legislatures may enact legislation affecting the regulation of financial institutions chartered by or operating in those states. Federal and state regulatory agencies also periodically propose and adopt changes to their existing regulations or change the manner in which existing regulations are applied. The substance or impact of pending or future legislation or regulation, or the application thereof, cannot be predicted, although enactment of any proposed legislation could impact the regulatory structure under which we operate and may significantly increase costs, impede the efficiency of internal business processes, require an increase in regulatory capital, require modifications to our business strategy or limit our ability to pursue business opportunities in an efficient manner. A change in statutes, regulations or regulatory policies applicable to us or any of our subsidiaries could have a material, adverse effect on our business, financial condition and results of operations.

Corporate and Available Information

We file reports with the SEC, including Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and any other filings required by the SEC. We make available through our website (http://www.mvbbanking.com), free of charge, our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and all amendments to those reports, as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. The information on our website is not incorporated by reference into this Annual Report on Form 10-K or in any other report or document we file with the SEC.

The SEC maintains an Internet site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC.

ITEM 1A. RISK FACTORS

Carefully consider the risks described below, together with all other information included or incorporated by reference in this Annual Report on Form 10-K. If any of the following risks actually occur, our business, financial condition, results of operations and cash flows could be materially adversely affected. In these circumstances, the market price of our common stock could decline significantly. Other factors that could affect our financial condition and operations are discussed in the *Forward-Looking Statements* at the beginning of this report.

Risks Related to Economic and Market Conditions

Disruption or volatility in general business or economic conditions in the markets in which we operate, including elevated levels of inflation and fluctuations in interest rates, could adversely impact our business, financial condition and results of operations.

Our business and overall financial performance is highly dependent upon the U.S. economy and strength of its financial markets, including inflation and interest rates. Difficult economic and market conditions could adversely affect our business, results of operations and financial condition.

The Federal Reserve utilizes benchmark interest rates to manage inflationary pressures within the economy. Elevated levels of inflation could have complex effects on our business and results of operations, some of which could be materially adverse. For example, as interest rates rise in response to, or as a result of, elevated levels of inflation, the value of our securities portfolio becomes negatively impacted. While the Federal Reserve reduced benchmark interest rates in 2025, it may decide to raise benchmark interest rates in 2026, as it did multiple times in 2022 and 2023, in an effort to curb the upward inflationary pressure on the cost of goods and services across the U.S. In addition, while we generally expect any inflation-related increases in our interest expense to be offset by increases in our interest revenue, inflation-driven increases in our levels of noninterest expense could negatively impact our results of operations. Elevated levels of inflation could also cause increased volatility and uncertainty in the business environment, which could adversely affect loan demand and our clients' ability to repay indebtedness. It is also possible that governmental responses to the current inflation environment could adversely affect our business, such as changes to monetary and fiscal policy that are too strict, or the imposition or threatened imposition of price controls. The duration and severity of elevated inflationary periods cannot be estimated with precision.

Financial challenges at other banking institutions could lead to depositor concerns that spread within the banking industry causing disruptive deposit outflows and other destabilizing results.

Throughout 2023, certain banking institutions with elevated concentrations of uninsured deposits experienced large deposit outflows, resulting in the institutions being placed into FDIC receiverships. In the aftermath, there has been substantial market disruption and indications that deposit concerns could spread within the banking industry, leading to deposit outflows and other destabilizing results. Following the 2023 bank failures, the FDIC published new rules regarding uninsured deposits and has increased regulatory scrutiny in the financial industry. Bank failures have led the U.S. Treasury Secretary, the FDIC and the Federal Reserve to invoke the systemic risk exception to the least-cost resolution requirement under the FDIC to guarantee uninsured deposits of the failed banks. The systemic bank exception can only be invoked for financial market risks that pose a threat to financial stability. The FDIC may impose a special assessment on insured depository institutions to recover the loss to the failed bank resulting from the use of the systemic risk exception to protect the uninsured depositors. The potential impact of a special assessment to us could increase noninterest expense for that quarter. These market events could materially adversely affect our business.

Our business depends upon the general economic conditions and real estate markets of the State of West Virginia and the Commonwealth of Virginia, and may be adversely affected by downturns in these and the other local economies in which we operate.

Our financial performance generally, and in particular the ability of borrowers to pay interest on and repay principal of outstanding loans and the value of collateral securing those loans, as well as demand for loans and other products and services we offer, is highly dependent upon the business environment in the markets where we operate, including the State of West Virginia, the Commonwealth of Virginia and the United States as a whole.

Unlike larger national or other regional banks that are more geographically diversified, we provide direct lending and deposit banking and financial services primarily to customers across West Virginia and Virginia. The local economic conditions in these areas have a significant impact on the demand for our products and services, as well as the ability of our customers to repay loans, the value of the collateral securing loans and the stability of our deposit funding sources.

Moreover, 45.1% of the securities in our municipal securities portfolio were issued by political subdivisions or agencies within West Virginia and Virginia. A significant decline in general economic conditions in West Virginia or Virginia, whether caused by recession, inflation, unemployment, the imposition of tariffs or other trade policies, changes in crude oil prices, changes in securities markets, acts of terrorism, outbreaks of any epidemics or pandemics, outbreak of hostilities or other international or domestic occurrences or other factors could impact these local economic conditions and, in turn, have a material adverse effect on our business, financial condition and results of operations.

Additionally, 79.9% of our total loans are real estate interests (residential and non-residential, including both owner-occupied and investment real estate and construction and land development), mainly concentrated in the West Virginia, Virginia, Maryland, North Carolina and South Carolina markets. As a result, declining real estate values in these markets could negatively impact the value of the real estate collateral securing such loans. Emerging and evolving factors, such as the shift to work-from-home or hybrid-work arrangements, changing consumer preferences and changes in occupancy rates as a result of these and other trends can also impact commercial real estate valuations over relatively short periods. If we are required to liquidate a significant amount of collateral during a period of reduced real estate values in satisfaction of any nonperforming or defaulted loans, our earnings and capital could be adversely affected.

Severe weather (including climate change) and natural disasters could have significant effects on our business.

Our business is subject to risk from external climate-related events that could affect the stability of our deposit base, impair the ability of borrowers to repay outstanding loans, impair the value of collateral securing loans, cause significant property damage, result in loss of revenue and/or cause additional expenses. Although management has established disaster recovery and business continuity policies and procedures, the occurrence of any such event could have a material adverse effect on our business, financial condition and results of operations.

Climate change exposes us to physical risk as its effects may lead to more frequent and extreme shifts in weather patterns and more extreme weather events that could damage, destroy or otherwise impact the value or productivity of our properties and other assets, reduce the availability of insurance to cover losses and/or disrupt our operations through prolonged outages. Such events and long-term shifts may also have a significant impact on our customers, which could amplify credit risk by diminishing borrowers' repayment capacity or collateral values, and other businesses and counterparties with whom we transact, which could have a broader impact on the economy, supply chains and distribution networks.

Furthermore, banking regulators and other supervisory authorities, investors and other stakeholders have increasingly viewed financial institutions as important in helping to address the risks related to climate change, both directly and with respect to their customers, which may result in financial institutions coming under increased pressure regarding the disclosure and management of their climate risks and related lending and investment activities. Given that climate change could impose systemic risks upon the financial sector, we face regulatory risk of increasing focus on our resilience to climate-related risks, including in the context of stress testing for various climate stress scenarios. Ongoing legislative or regulatory changes regarding climate risk management and practices may result in higher regulatory, compliance, credit and reputational risks and costs. Our reputation and ability to maintain client relationships and attract and retain employees may depend on the sufficiency of our policies, practices and disclosures related to climate change, including our direct or indirect involvement in certain industries and any voluntary steps we may take to mitigate our impact on climate change.

Risks Related to Our Business

Our non-residential real estate loans expose us to greater risks of non-payment and loss than residential mortgage loans, which may cause us to increase our allowance for credit losses, which would reduce net income.

At December 31, 2025, $1.73 billion, or 74.0%, of our loan portfolio consisted of non-residential real estate and other non-residential loans. Non-residential real estate and other non-residential loans generally expose a lender to greater risk of non-payment and loss than residential mortgage loans because repayment of the loans often depends on the successful operation of the property and the income stream of the borrowers. Such loans expose us to additional risks because they typically are made on the basis of the borrower's ability to make repayments from the cash flow of the borrower's business and are secured by collateral that may depreciate over time. These loans typically involve larger loan balances to single borrowers or groups of related borrowers compared to residential mortgage loans. Because such loans generally entail greater risk than residential mortgage loans, we may need to increase our allowance for credit losses in the future to account for the likely increase in probable incurred credit losses associated with the growth of such loans, which would reduce net income. Also, many of our non-residential real estate borrowers have more than one loan outstanding. Consequently, an adverse development with respect to one loan or one credit relationship can expose us to a significantly greater risk of loss compared to an adverse development with respect to a residential mortgage loan.

Our allowance for credit losses could become inadequate and reduce earnings and capital.

The Bank maintains an allowance for credit losses that it believes is adequate for absorbing the estimated future losses inherent in its loan portfolio. Management conducts a periodic review and consideration of the loan portfolio to determine the amount of the allowance for credit losses based upon general market conditions, credit quality of the loan portfolio and performance of the Bank's clients relative to their financial obligations with it. However, the amount of future losses is susceptible to changes in economic and other market conditions, including changes in interest rates and collateral values, which are beyond the Bank's control, and these future losses may exceed its current estimates. Management performs stress tests on the loan portfolios to estimate future credit losses, but additional provisions for credit losses could be required in the future, including as a result of changes in the economic assumptions underlying management's estimates and judgments, adverse developments in the economy on a national basis or in the Bank's market area or changes in the circumstances of particular borrowers. We cannot predict with certainty the amount of losses or guarantee that the allowance for credit losses is adequate to absorb future losses in the loan portfolio. Excessive credit losses could have a material adverse effect on our financial condition and results of operations.

The value of, and earnings from, our investments in ICM and Warp Speed may be significantly reduced if ICM and Warp Speed are not able to sell mortgages.

We have made significant investments in ICM and Warp Speed. The profitability of ICM and Warp Speed depend in large part upon their ability to originate a high volume of loans and to sell them in the secondary market. Thus, they are dependent upon the existence of an active secondary market and their ability to sell loans into that market. Volatile interest rate environments could increase this risk initially.

ICM and Warp Speed's ability to readily sell mortgage loans is dependent upon the availability of an active secondary market for single-family mortgage loans, which in turn depends in part upon the continuation of programs currently offered by Fannie Mae, Freddie Mac and other institutional and non-institutional investors. These entities account for a substantial portion of the secondary market in residential mortgage loans. Some of the largest participants in the secondary market, including Fannie Mae and Freddie Mac, are government-sponsored enterprises with substantial market influence whose activities are governed by federal law. Any future changes in laws that significantly affect the activity of these government-sponsored enterprises and other institutional and non-institutional investors or any impairment of their ability to participate in such programs could, in turn, adversely affect the value of our investments, financial condition and results of operations.

Our largest source of revenue (net interest income) is subject to interest rate risk.

The Bank's financial condition and results of operations are significantly affected by changes in interest rates. The Bank's earnings depend primarily upon its net interest income, which is the difference between its interest income earned on its interest-earning assets, such as loans and investment securities, and its interest expense paid on its interest-bearing liabilities, consisting of deposits and borrowings. Moreover, the loans included in our interest-earning assets are primarily comprised of variable and adjustable rate loans. Net interest income is subject to interest rate risk in the following ways:

- In general, for a given change in interest rates, the amount of change in value (positive or negative) is larger for assets and liabilities with longer remaining maturities. The shape of the yield curve may affect new loan yields, funding costs and investment income differently.

- The remaining maturity of various assets or liabilities may shorten or lengthen as payment behavior changes in response to changes in interest rates. For example, if interest rates decline sharply, loans may prepay, or pay down, faster than anticipated, thus reducing future cash flows and interest income. Conversely, if interest rates increase, depositors may cash in their certificates of deposit prior to maturity (notwithstanding any applicable early withdrawal penalties) or otherwise reduce their deposits to pursue higher yielding investment alternatives.

- Re-pricing frequencies and maturity profiles for assets and liabilities may occur at different times. For example, in a falling rate environment, if assets re-price faster than liabilities, there will be an initial decline in earnings. Moreover, if assets and liabilities re-price at the same time, they may not be by the same increment. For instance, if the federal funds rate increased 50 basis points, rates on demand deposits may rise by ten basis points; whereas rates on prime-based loans will instantly rise 50 basis points.

In recent years, there have been market indicators of a pronounced rise in inflation and the Federal Reserve Board raised certain benchmark interest rates in an effort to combat inflation in both 2022 and 2023. While the Federal Reserve Board reduced benchmark interest rates in 2025, they may decide to rise benchmark interest rates in 2026 in an effort to curb the upward inflationary pressure on the cost of goods and services in the U.S. Resumption of increases in market interest rates could have an adverse effect on our net interest income and profitability. Although by changing interest rates, the Federal Reserve acted with the goal of avoiding abrupt or unpredictable changes in economic or financial conditions which would disrupt the financial systems, also known as "shocks," the continuing impact of these changes cannot be certain. Vulnerabilities in the financial system can amplify the impact of an initial shock following rate increases, potentially leading to unintended volatility, as well to disruptions in the provision of financial services, such as clearing payments, the provision of liquidity and the availability of credit. Financial instruments do not respond in a parallel fashion to rising or falling interest rates. Given the interconnectedness of the global financial system, these vulnerabilities could impact our business operations and financial condition. Furthermore, any asymmetry in the magnitude of changes to net interest income, net economic value and investment income resulting from the hypothetical increases and decreases in interest rates could have an adverse effect on our results of operations. Interest rate risk is more fully described in *Item 7A – Quantitative and Qualitative Disclosures About Market Risk* included elsewhere in this report.

Our gaming initiative has contributed significantly to our deposits and creates concentration risk in our deposit base.

Our gaming initiative has contributed significantly to our deposits and has allowed us to generate attractive returns on lower risk assets through increased investments in securities and loan growth. On-balance sheet gaming deposits totaled $184.3 million as of December 31, 2025, compared to $227.6 million as of December 31, 2024. Off-balance sheet gaming deposits totaled $104.0 million as of December 31, 2025, compared to $221.0 million as of December 31, 2024. Of the gaming deposits, $137.0 million can be attributed to our three largest clients at December 31, 2025. Our future growth may be adversely impacted if we are unable to retain and grow this strong, low-cost deposit base. There may be competitive pressures to pay higher interest rates on deposits to our gaming customers, which could increase funding costs and compress net interest margins. Further, even if we are otherwise able to grow and maintain our gaming deposit base, our deposit balances may still decrease if our gaming customers are offered more attractive returns from our competitors. If our gaming customers withdraw deposits, we could lose a low cost source of funds which would likely increase our funding costs and reduce our net interest income and net interest margin. These factors could have a material adverse effect on our business, financial condition and results of operations.

We may be adversely affected by the soundness of other financial institutions.

Financial services institutions are interrelated as a result of trading, clearing, counterparty or other relationships. We have exposure to many different industries and counterparties, and routinely execute transactions with counterparties in the financial services industry, including commercial banks, brokers and dealers, investment banks and other institutional clients. Many of these transactions expose us to credit risk in the event of a default by a counterparty or client. In addition, our credit risk may be exacerbated when the collateral held cannot be realized or is liquidated at prices not sufficient to recover the full amount of the credit or derivative exposure due. Any such losses could have a material adverse effect on our business, financial condition and results of operations.

We operate in a highly competitive industry and market area and failure to effectively compete could have a material adverse effect on our business, financial condition and results of operations.

We face substantial competition in all areas of our operations from a variety of different competitors, many of which are larger and may have more financial resources. Such competitors primarily include national, regional and community banks within the various markets where we operate. We also face competition from many other types of financial institutions, including, without limitation, savings and loans, credit unions, finance companies, brokerage firms, insurance companies and other financial intermediaries. The financial services industry could become even more competitive as a result of legislative, regulatory and technological changes and continued consolidation. Also, technology and other changes have lowered barriers to entry and made it possible for non-banks to offer products and services traditionally provided by banks. For example, consumers can maintain funds that would have historically been held as bank deposits in brokerage accounts or mutual funds. Consumers can also complete transactions such as paying bills and/or transferring funds directly, without the assistance of banks. The process of eliminating banks as intermediaries, known as "disintermediation," could result in the loss of fee income, as well as the loss of customer deposits and the related income generated from those deposits. Further, many of our competitors have fewer regulatory constraints and may have lower cost structures. Additionally, due to their size, many competitors may be able to achieve economies of scale and, as a result, may offer a broader range of products and services, as well as better pricing for those products and services than we can. Additionally, we increasingly compete for talent in and outside of the financial services industry. While our remote work opportunities allow us to hire outside of our traditional footprint, it also increases competition. These factors may constrain our ability to hire or retain a sufficient number of qualified employees, which could impact our ability to serve our customers and clients.

Our ability to compete successfully depends on a number of factors, including, among other things:

- Ability to develop, maintain and build long-term customer relationships based on top quality service, high ethical standards and safe sound assets;
- Ability to attract or retain senior management or other key customer-facing personnel;
- Ability to expand our market position;
- Scope, relevance and pricing of products and services offered to meet customer needs and demands;
- Rate at which we introduce new products and services relative to our competitors;
- Customer satisfaction with our level of service; and
- Industry and general economic trends.

Failure to perform in any of these areas could significantly weaken our competitive position, which could adversely affect our growth and profitability, which, in turn, could have a material adverse effect on our business, financial condition and results of operations.

The value of our goodwill and other intangible assets may decline in the future.

As of December 31, 2025, we had $1.2 million of goodwill. A significant decline in our expected future cash flows, a significant adverse change in the business climate, slower growth rates or a significant and sustained decline in the price of our common stock may necessitate taking charges in the future related to the impairment of our goodwill and other intangible assets. If we were to conclude that a future write-down of goodwill and other intangible assets is necessary, we would record the appropriate charge, which could have a material adverse effect on our business, financial condition and results of operations. As of December 31, 2025 our equity method investment ICM also had $15.3 million of goodwill. A future write-down of goodwill at ICM could have an adverse effect on our results of operations based on our proportionate share of equity method investment income.

New lines of business or new products and services, including Fintech investments, may subject us to additional risks.

We are focused on our long-term growth and have undertaken various new business initiatives, many of which involve activities that are new to us, or in some cases, are in the early stages of development. From time to time, we may develop, grow and/or acquire new lines of business or offer new products and services within existing lines of business. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets for these products and services are not fully developed.

For example, we are involved in new innovative strategies to provide independent banking to corporate clients throughout the United States by leveraging recent investments and depositor relationships in the Fintech industry. As Fintech technologies become more widely available, we expect the services and products associated with them to evolve. Our evolving business and product diversification initiatives implemented to effectively compete and stay current with the industry may subject us to, among other risks, increased business, reputational and operational risk, as well as more complex legal, regulatory and compliance costs and risks. Additionally, the Bank is or may be engaged in relationships with clients in the payments, digital assets, digital savings, crowdfunding, lottery and gaming industries and any change in regulations could impact us from both an operational and regulatory perspective.

Investing in these newer industries presents some risks. For example, earnings from our Fintech investments can be volatile and difficult to predict. Furthermore, we often invest in Fintech companies for strategic purposes. Where we are a minority shareholder, we may be unable to influence the activities of these organizations, which could have an adverse impact on our ability to execute our strategic initiatives and successfully develop and implement the banking platform we are developing with these and other partners.

In addition to new lines of business, we have strategies to acquire and internally develop technologies in order to scale and diversify our banking capabilities. There may be significant costs to acquire and/or develop such technologies and there is no certainty as to the timing for these investments to become profitable, if at all.

In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. External factors, such as compliance with regulations, competitive alternatives and shifting market preferences, may also impact the successful implementation of a new line of business or a new product or service. For example, as we expand our banking-as-a-service business and consider entering into other services, there may be heightened regulatory scrutiny of consumer compliance, including clear and transparent account origination and servicing user experiences and disclosures, such as modifications to consumer products or disclosures required by the CFPB.

Furthermore, any new line of business and/or new product or service could have a significant impact on the effectiveness of our system of internal controls. All service offerings, including current offerings and those which may be provided in the future, may become riskier due to changes in economic, competitive and market conditions beyond our control. Failure to successfully manage these risks in the development and implementation of new lines of business or new products or services could have a material adverse effect on our business, results of operations and financial condition.

Potential acquisitions or dispositions of assets or businesses may disrupt our business and dilute stockholder value.

We generally seek merger or acquisition partners that are culturally similar, have experienced management and possess either significant market presence or have potential for improved profitability through financial management, economies of scale or expanded services. Additionally, we may from time to time dispose of certain of our assets or businesses. For example, in January 2025, the Bank sold its interest in Trabian and, in September 2025, we sold substantially all assets and operations of Victor. Acquiring other banks, businesses or branches or disposing of certain assets or businesses involves various risks commonly associated with acquisitions and dispositions, including, among other things:

- Potential exposure to unknown or contingent liabilities of the target company;
- Exposure to potential asset quality issues of the target company;
- Potential disruption to our business;
- Potential diversion of management's time and attention;
- Possible loss of key employees and customers of the target company or disposed business;
- Difficulty in estimating the value of the target company or disposed business;
- Potential difficulty in accurately and fairly reflecting the transactions and dispositions of our assets; and
- Potential changes in banking or tax laws or regulations that may affect the target company.

Acquisitions typically involve the payment of a premium over book and market values, and therefore, some dilution of our tangible book value and net income per common share may occur in connection with any future transaction. Furthermore, failure to realize the expected revenue increases, cost savings, increases in geographic or product presence and/or other projected benefits from an acquisition or disposition could have a material adverse effect on our business, financial condition and results of operations.

We are subject to liquidity risk, which could disrupt our ability to meet our financial obligations.

Liquidity refers to our ability to ensure sufficient levels of cash to fund operations, such as meeting deposit withdrawals, funding loan commitments, paying expenses and meeting periodic payment obligations under certain subordinated debentures issued by us in connection with the issuance of floating rate redeemable trust preferred securities. The source of the funds for our debt obligations is dependent on the Bank.

Any significant restriction or disruption of our ability to obtain funding from these or other sources could negatively affect our ability to satisfy our current and future financial obligations, which could materially affect our financial condition.

A deterioration in economic conditions or the loss of confidence in financial institutions may result in deposit base outflows and limit our access to some of our customary sources of liquidity, including, but not limited to, inter-bank borrowings and borrowings from the Federal Reserve and FHLB. In addition, account and deposit balances may decrease when clients perceive alternative investments, such as the stock market or real estate, as providing a better risk/return trade-off. Furthermore, the portion of our deposit portfolio that is comprised of large uninsured deposits may be more likely to be withdrawn rapidly under adverse economic conditions. If our clients move money out of bank deposits into investments or to other financial institutions, we could lose a relatively low-cost source of funds.

Limited availability of borrowings and liquidity from the FHLB system and other sources could negatively impact earnings.

The Bank is currently a member bank of the FHLB of Pittsburgh. Membership in this system of quasi-governmental, regional home loan-oriented agency banks allows it to participate in various programs offered by the FHLB. The Bank borrows funds from the FHLB, which are secured by a blanket lien on certain residential and commercial mortgage loans, and if applicable, investment securities with collateral values in excess of the outstanding balances. Current and future earnings shortfalls and minimum capital requirements of the FHLB may impact the collateral necessary to secure borrowings, limit the borrowings extended to their member banks and require additional capital contributions by member banks. Should this occur, the Bank's short-term liquidity needs could be negatively impacted. If the Bank were restricted from using FHLB advances due to weakness in the system or with the FHLB of Pittsburgh, it may be forced to find alternative funding sources. If the Bank is required to rely more heavily on higher cost funding sources, revenues may not increase proportionately to cover these costs, which would adversely affect results of operations and financial position.

Interruption to our information systems or breaches in security, including as a result of cyberattacks or other cyber incidents, could adversely affect our operations or otherwise harm our business.

We rely on information systems and communications to operate and monitor all major aspects of business and internal management functions. Any failure, interruption, intrusion or breach in security of these systems could result in failures or disruptions in the customer relationship, management, general ledger, deposit, loan and other systems.

There have been several cyberattacks on websites of large financial services companies. Even if not directed at us specifically, attacks on other entities with whom we do business, or on whom we otherwise rely, or attacks on financial or other institutions important to the overall functioning of the financial system could adversely affect, directly or indirectly, aspects of our business.

Cyberattacks on third-party retailers or other business establishments that widely accept debit card or check payments could compromise sensitive Bank customer information, such as debit card and account numbers. Such an attack could result in significant costs to the Bank, such as the cost to reimburse customers, reissue debit cards and open new customer accounts.

In addition, there have been efforts by third parties to breach data security at financial institutions, including through the use of social engineering schemes such as "phishing." The ability of customers to bank remotely, including online and through mobile devices, requires secure transmission of confidential information and increases the risk of data security breaches. Because the techniques used to attack financial services company communications and information systems change frequently (and generally increase in sophistication), attacks are often not recognized until launched against a target and we may be unable to address these techniques in advance of attacks, including by implementing adequate preventative measures. We may also be unable to prevent attacks that are supported by foreign governments or other well-financed entities and that may originate from less regulated and remote areas of the world.

The occurrence of any such failure, disruption or security breach of our information systems, particularly if widespread or resulting in financial losses to our customers, could damage our reputation and our relationships with our partners and customers, result in a loss of customer business, subject us to additional regulatory scrutiny and expose us to civil litigation and possible financial liability. These risks could have a material effect on our business, results of operations and financial condition.

We continually encounter technological change and failure to continually adapt to such change could materially impact our financial condition and results of operations.

The financial services industry is continually undergoing rapid technological change with frequent introductions of new technology-driven products and services. These new products and services may include applications or financial-related services that implement artificial intelligence, machine learning, robotics, blockchain or new approaches to data mining. Our future success depends, in part, upon our ability to address the needs of customers by using technology to provide products and services that will satisfy customer demands, as well as to create additional efficiencies in operations. Further, some of our workforce works remotely periodically or on a full-time basis and our third-party service providers may utilize personnel who work remotely. Increased levels of remote access create additional cybersecurity risk and opportunities for cybercriminals to exploit vulnerabilities. These fraudulent activities may result in increased fraud losses to us and the financial services industry generally. In addition to enhanced cybersecurity risk, employees and other personnel performing services for us who work remotely may experience disruptions to their home internet or phone connections, decreased efficiency due to delayed network speeds or other interruptions and/or delays in the dissemination and exchange of information, any of which could negatively impact our operations. Our success also depends on our ability to invest in cybersecurity protection systems, implement advanced features and establish controls that will adequately protect our customers as technology continues to evolve. Many of our competitors have substantially greater resources to invest in technological improvements. We may not be able to effectively implement new technology-driven products and services or successfully market these products and services to our customers. Additionally, investing in upgraded cybersecurity protection systems, advanced features and adequate controls is expensive and an ongoing, rapidly changing challenge. Failure to successfully keep pace with technological change affecting the financial services industry could have a material adverse effect on our business, financial condition and results of operations.

Consumers may decide not to use banks to complete their financial transactions, or may deposit funds electronically with banks that have no branches within our market area, which could affect net income.

Technology and other changes allow parties to complete financial transactions without banks. For example, consumers can pay bills and transfer funds directly without banks. Consumers can also shop for higher deposit interest rates at banks across the country, which may offer higher rates because they have few or no physical branches and open deposit accounts electronically. This process could result in the loss of fee income, client deposits and the income generated from those deposits, in addition to increasing funding costs.

Our operations rely on certain external vendors who may not perform in a satisfactory manner.

We rely upon certain external vendors to provide products and services necessary to maintain our day-to-day operations. Accordingly, our operations are exposed to risk that these vendors will not perform in accordance with applicable contractual arrangements or service level agreements. We maintain a system of policies and procedures designed to monitor vendor risks including, among other things, (i) changes in the vendor's organizational structure; (ii) changes in the vendor's financial condition; and (iii) changes in the vendor's support for existing products and services. The failure of an external vendor to perform in accordance with applicable contractual arrangements or the service level agreements could be disruptive to operations, which could have a material adverse impact on our business, financial condition and results of operations.

We are subject to environmental liability risk associated with lending activities.

A significant portion of our loan portfolio is secured by real property. During the ordinary course of business, we may foreclose on and take title to properties securing certain loans. In doing so, there is a risk that hazardous or toxic substances could be found on these properties. If hazardous or toxic substances are found, we may be liable for remediation costs, as well as for personal injury and property damage. Environmental laws may require us to incur substantial expenses and may materially reduce the affected property's value or limit our ability to use or sell the affected property. In addition, future laws or more stringent interpretations or enforcement policies with respect to existing laws may increase exposure to environmental liability. Environmental reviews of real property before initiating foreclosure actions may not be sufficient to detect all potential environmental hazards. The remediation costs and any other financial liabilities associated with an environmental hazard could have a material adverse effect on our business, financial condition and results of operations.

Financial services companies depend on the accuracy and completeness of information about customers and counterparties which, if inaccurate, could have a material adverse impact on our financial condition and results of operations.

In deciding whether to extend credit or enter into other transactions, we may rely on information furnished by or on behalf of customers and counterparties, including financial statements, credit reports and other financial information. We may also rely on representations of those customers, counterparties or other third parties, such as independent auditors, as to the accuracy and completeness of that information. Reliance on inaccurate or misleading financial statements, credit reports or other financial information could have a material adverse impact on our business, financial condition and results of operations.

We are at risk of having an adverse impact on business due to damage to our reputation.

Our ability to compete effectively, to attract and retain customers and employees and to grow our business is dependent on maintaining our reputation and having the trust of our customers and employees. Many types of developments, if publicized, can negatively impact a company's reputation with adverse consequences to business.

To an increasing extent, financial services companies, including us, may face criticism for engaging in business with specific customers or with customers in particular industries or originating in certain foreign countries where the U.S. faces heightened geopolitical tensions, or where the customers' activities, even if legal, are perceived as having harmful impacts on matters such as environment, consumer health and safety or society at large. Criticism can come in many forms, including for providing banking services to companies engaged in, for example, the gaming industry. Many of these issues are divisive without broad agreement as to the appropriate steps a company should take and often with strong feelings on both sides. As a result, however we respond to such criticism, we expose ourselves to the risks that current or potential customers decline to do business with us or current or potential employees refuse to work for us. This can be true regardless of whether we are perceived by some as not having done enough to address concerns or by others as having inappropriately yielded to pressures. This pressure can also be a factor in decisions as to which business opportunities and customers we pursue, potentially resulting in foregone profit opportunities.

We may also face criticism in response to changes in overall strategic direction, the addition of new lines of business, the exit of current lines of business or the openings or closures of certain banking centers.

Changes in card network rules or standards could adversely affect our business.

We provide merchant services through the third-party business model in which we process credit and debit card transactions on behalf of merchants. In order to provide such merchant services, we are members of the Visa and MasterCard card brand networks. As such, we are subject to card network rules that could subject us or our merchants to a variety of fines or penalties that may be assessed on us and our merchants. The termination of our membership or any changes in card network rules or standards could increase the cost of operating our merchant servicer business or limit our ability to provide merchant services to or through our customers and could have a material adverse effect on our business, financial condition and results of operations.

Risks Related to the Legal and Regulatory Environment

Changes in tax law may adversely affect our performance and create the risk that we may need to adjust our accounting for these changes.

We are subject to extensive federal, state and local taxes, including income, excise, sales/use, payroll, franchise, withholding and ad valorem taxes. Changes to our taxes could have a material adverse effect on our performance. In addition, customers are subject to a wide variety of federal, state and local taxes. Changes in taxes paid by customers may adversely affect their ability to purchase homes or consumer products, which could adversely affect their demand for loans and deposit products. In addition, such negative effects on customers could result in defaults on the loans and decrease the value of mortgage-backed securities in which we have invested.

We are subject to extensive government regulation and supervision and possible enforcement and other legal actions that could detrimentally affect our business.

We, primarily through the Bank and certain non-bank subsidiaries, are subject to extensive federal and state regulation and supervision, which vests a significant amount of discretion in the various regulatory authorities. Banking regulations are primarily intended to protect depositors' funds, federal deposit insurance funds and the banking system as a whole, not security holders. These regulations and supervisory guidance affect our lending practices, capital structure, investment practices, dividend policy and growth, among other things. Congress and federal regulatory agencies continually review banking laws, regulations and policies for possible changes. The Dodd-Frank Act instituted major changes to the banking and financial institutions regulatory regimes. Additionally, federal bank regulators are increasingly focused on the risks related to bank and Fintech partnerships, raising concerns regarding risk management, oversight, internal controls, information security and information technology operational resilience. This focus is demonstrated by recent regulatory enforcement actions against other banks that have allegedly not adequately addressed these concerns while growing their banking-as-a-service offerings, as well as by a request for information by the federal banking regulators on bank-Fintech arrangements. Accordingly, we may face additional regulatory scrutiny with respect to the Fintech portion of our business. Other changes to statutes, regulations or regulatory policies or supervisory guidance, including changes in interpretation or implementation of statutes, regulations, policies or supervisory guidance, and including regulatory and policy changes as a result of the current U.S. administration, could affect us in substantial and unpredictable ways. Such changes could subject us to additional costs, limit the types of financial services and products we may offer, cause us to exit certain lines of business and/or increase the ability of non-banks to offer competing financial services and products, among other things. Failure to comply with laws, regulations, policies or supervisory guidance could result in enforcement and other legal actions by federal or state authorities, including criminal and civil penalties, the loss of FDIC insurance, the revocation of a banking charter, other sanctions by regulatory agencies, civil money penalties and/or reputational damage. In this regard, government authorities, including the bank regulatory agencies, are pursuing aggressive enforcement actions with respect to compliance and other legal matters involving financial activities, which heightens the risks associated with actual and perceived compliance failures. We are also subject to the risk of a federal government shutdown, such as the temporary shutdown that occurred in October 2025. Any such shutdown could impact our ability to make required filings and finance-related disclosures and our ability to access the public markets and obtain necessary capital to fund operations. Any such shutdown initiated by the government is difficult to predict and may be outside of our control. Any of the foregoing could have a material adverse effect on our business, financial condition and results of operations.

For further detail, refer to the sections captioned *Supervision and Regulation* included in *Item 1 – Business* and *Note 15 – Regulatory Capital Requirements* accompanying the consolidated financial statements included elsewhere in this report.

Failure to meet any of the various capital adequacy guidelines which we are subject to could adversely affect our operations and could compromise our status as a financial holding company.

We and the Bank are required to meet certain regulatory capital adequacy guidelines and other regulatory requirements imposed by the Federal Reserve Board, the FDIC and the U.S. Department of Treasury. If we or the Bank fail to meet these minimum capital guidelines and other regulatory requirements, our financial condition and results of operations would be materially and adversely affected and could compromise our status as a financial holding company. Refer to the sections captioned *Supervision and Regulation – Capital Requirements* included in *Item 1 – Business* and *Note 15 – Regulatory Capital Requirements* accompanying the consolidated financial statements included elsewhere in this report, for detailed capital guidelines for bank holding companies and banks.

We are a financial holding company and our sources of funds are limited.

We are a financial holding company and our operations are primarily conducted by the Bank, which is subject to significant federal and state regulation. Cash available to pay dividends to our shareholders is derived primarily from dividends paid by the Bank. As a result, our ability to receive dividends or loans from the Bank is restricted. Under federal law, the payment of dividends by the Bank is subject to capital adequacy requirements. The Federal Reserve Board and/or the FDIC prohibit a dividend payment by us or the Bank that would constitute an unsafe or unsound practice. Refer to the sections captioned *Supervision and Regulation – Limit on Dividends* included in *Item 1 – Business* and *Note 15 – Regulatory Capital Requirements* accompanying the consolidated financial statements included elsewhere in this report.

The inability of the Bank to generate profits and pay such dividends to us, or regulator restrictions on the payment of such dividends to us even if earned, would have an adverse effect on our financial condition and results of operations and our ability to pay dividends to our shareholders.

In addition, since we are a legal entity separate and distinct from the Bank, our right to participate in the distribution of assets of the Bank upon the Bank's liquidation, reorganization or otherwise will be subject to the prior claims of the Bank's creditors, which will generally take priority over the Bank's shareholders.

Risks Related to Our Common Stock

The trading volume in our common stock is less than that of other larger financial services companies.

Shares of our common stock are traded on the Nasdaq Capital Market under the symbol "MVBF". There has been limited trading in our shares over the last 12 months. If limited trading in our common stock continues, it may be difficult for investors to sell such shares in the public market at any given time at prevailing prices. Also, the sale of a large block of our common stock could depress the market price of the common stock to a greater degree than a company that typically has a higher volume of trading of our securities.

If we are unable to maintain compliance with Nasdaq listing requirements, our stock could be delisted, and the trading price, volume and marketability of the stock could be adversely affected.

There can be no assurances that we will be able to maintain compliance with Nasdaq's present listing standards, or that Nasdaq will not implement additional listing standards with which we will be unable to comply. Failure to maintain compliance with Nasdaq listing requirements could result in the delisting of our shares from trading on the Nasdaq system, which could have a material adverse effect on the trading price, volume and marketability of the common stock.

Our stock price can be volatile.

Stock price volatility may make it more difficult for shareholders to resell their common stock when they want and at prices they find attractive. Our stock price can fluctuate significantly in response to a variety of factors including, among other things:

- actual or anticipated variations in quarterly results of operations;
- sustainable core earnings;
- recommendations by securities analysts;
- operating and stock price performance of other companies that investors deem comparable to us;
- news reports relating to trends, concerns and other issues in the financial services industry, including uncertainty in the financial markets as a result of the current U.S. administration;
- perceptions in the marketplace regarding us and/or our competitors;
- new technology used, or services offered, by competitors;
- significant acquisitions or business combinations, strategic partnerships, joint ventures or capital commitments by or involving us or our competitors;
- failure to integrate acquisitions or realize anticipated benefits from acquisitions;
- changes in government regulations; and
- geopolitical conditions, such as acts or threats of terrorism or military conflicts, including geopolitical tensions or conflict that may arise as a result of the current U.S. administration.

General market fluctuations, including real or anticipated changes in the strength of the economies we serve; industry factors and general economic and political conditions and events, such as economic slowdowns or recessions and uncertainty in market conditions or broader economic changes because of the current administration's policies; interest rate changes, crude oil price volatility or credit loss trends could also cause our stock price to decrease, regardless of operating results.

Our ability to pay dividends is not certain and we may be unable to pay future dividends. As a result, capital appreciation, if any, of our common stock may be shareholders' sole opportunity for gains on their investment for the foreseeable future.

Our ability to pay dividends in the future is not certain. Any future determination relating to dividend policy will be made at the discretion of the Board of Directors and will depend on a number of factors, including future earnings, capital requirements, financial condition, future prospects, regulatory restrictions and other factors that the Board of Directors may deem relevant. The holders of our common stock are entitled to receive dividends when, and if, declared by the Board of Directors out of funds legally available for that purpose. As part of our consideration of whether to pay cash dividends, we intend to retain adequate funds from future earnings to support the development and growth of our business. In addition, our ability to pay dividends is restricted by federal policies and regulations and by the terms of our existing indebtedness. It is the policy of the Federal Reserve Board that bank holding companies should pay cash dividends on common stock only out of net income available over the past year and only if prospective earnings retention is consistent with the organization's expected future needs and financial condition. For further information, refer to the section captioned *Supervision and Regulation – Limit on Dividends* in *Item 1 – Business* included elsewhere in this report.

General Risk Factors

The value of the securities in our investment securities portfolio may be negatively affected by disruptions in securities markets.

Due to credit and liquidity risks and economic volatility, making the determination of the value of a securities portfolio is less certain. A decline in market value associated with these disruptions could result in other-than-temporary or permanent impairments of these assets, which would lead to accounting charges which could have a material negative effect on our financial condition and results of operations.

Our accounting policies and estimates are critical to how we report our financial condition and results of operations, and any changes to such accounting policies and estimates could materially affect how we report our financial condition and results of operations.

Accounting policies and estimates are fundamental to how we record and report our financial condition and results of operations. Our management makes judgments and assumptions in selecting and adopting various accounting policies and in applying estimates so that such policies and estimates comply with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Management has identified certain accounting policies as critical because they require management's judgment to ascertain the valuations of assets, liabilities, commitments and contingencies. A variety of factors could affect the ultimate value that is obtained either when earning income, recognizing an expense, recovering an asset, valuing an asset or liability or reducing a liability. Because of the uncertainty surrounding management's judgments and the estimates pertaining to these matters, actual outcomes may be materially different from amounts previously estimated. For example, because of the inherent uncertainty of estimates, the Bank could need to significantly increase its allowance for credit losses, if actual losses are more than the amount reserved. Any increase in its allowance for credit losses or loan charge-offs could have a material adverse effect on our financial condition and results of operations. In addition, we cannot guarantee that we will not be required to adjust accounting policies or restate prior financial statements. Refer to the section captioned *Allowance for Credit Losses* in *Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations* included elsewhere in this report for further discussion related to our process for determining the appropriate level of the allowance for credit losses.

Further, from time to time, the FASB and SEC change the financial accounting and reporting standards that govern the preparation of our financial statements. Recent economic conditions have resulted in continuing scrutiny of accounting standards by legislators and regulators, particularly as they relate to fair value accounting principles. In addition, ongoing efforts to achieve convergence between U.S. GAAP and International Financial Reporting Standards may result in changes to U.S. GAAP. These changes can be hard to predict and can materially impact how we record and report our financial condition and results of operations. In some cases, we could be required to apply a new or revised standard retroactively, resulting in us restating prior period financial statements or otherwise adversely affecting our financial condition or results of operations.

Our accounting estimates and risk management processes rely on analytical and forecasting models which may prove to be inadequate or inaccurate which could result in unexpected losses, insufficient allowances for credit losses or unexpected fluctuations in the value of our financial instruments.

The processes we use to estimate our inherent credit losses and to measure the fair value of financial instruments, as well as the processes used to estimate the effects of changing interest rates and other market measures on our financial condition and results of operations, depend upon the use of analytical and forecasting models. These models reflect assumptions that may not be accurate, particularly in times of market stress or other unforeseen circumstances. Even if these assumptions are adequate, the models may prove to be inadequate or inaccurate because of other design or implementation flaws. If the models used for interest rate risk and asset-liability management are inadequate, we may incur increased or unexpected losses upon changes in market interest rates or other market measures. If the models we use for determining our probable credit losses are inadequate, the allowance for credit losses may not be sufficient to support future charge-offs. If the models used to measure the fair value of financial instruments are inadequate, the fair value of such financial instruments may fluctuate unexpectedly or may not accurately reflect what we could realize upon sale or settlement of such financial instruments. Any such failure in our analytical or forecasting models could have a material adverse effect on our business, financial condition and results of operations.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 1C. CYBERSECURITY

Risk Management and Strategy

Cybersecurity threats are inherent in the banking and financial services industry. To safeguard our customers' sensitive data, financial transactions, information systems and information assets, we have established a comprehensive cybersecurity risk management program that is part of our enterprise risk management strategy. Our risk management team oversees the program and regularly collaborates with our information security function, led by our Chief Information Security Officer ("CISO"), to gather insights for identifying, assessing and managing cybersecurity threat risks, their severity and potential mitigations.

As part of our strategy, we also leverage reputable third-party service providers to implement and maintain processes and controls to manage identified risks. We perform rigorous due diligence before onboarding and engage in ongoing monitoring of all third parties with access to our information assets to ensure such parties maintain adequate security controls. Our security practices also include continuous threat monitoring and detection services, as well as vulnerability and patch management process, to ensure systems are hardened to further protect our critical information assets.

Furthermore, we are consistently broadening our scope of training and awareness practices to alleviate potential risks associated with human error, including mandatory computer-based training, internal communications and frequent phishing awareness campaigns.

Apart from the measures implemented to decrease the possibility of a material cyberattack being successful, we have created clear incident response protocols to deal with any cyber events that may arise. Our program provides for the coordination of different corporate functions and serves as a framework for the execution of responsibilities across businesses and operational roles. Our incident response plan includes processes to triage, assess severity, escalate, contain, investigate and remediate any incidents. Testing, training and exercising of our incident response capabilities are reviewed and periodically tested to continuously improve these practices. We also have processes to evaluate potential disclosure, comply with applicable legal obligations and mitigate reputational damage.

Based on the information we have as of the date of this Annual Report on Form 10-K, we do not believe any risks from cybersecurity threats, including as a result of any previous cybersecurity incidents, have materially affected or are reasonably likely to materially affect us, including our business strategy, results of operations or financial condition.

Governance

Oversight of cybersecurity matters is the responsibility of the Risk & Compliance Committee, which is a board committee, with oversight from the Board of Directors.

The Risk & Compliance Committee receives regular updates on cybersecurity risks and incidents and the cybersecurity risk management program through direct interaction with the CISO and provides periodic updates regarding cybersecurity risks and the cybersecurity risk management program to the full Board of Directors. Our CISO has significant experience in various roles involving managing information security, developing cybersecurity strategy, implementing effective information and cybersecurity programs and managing compliance environments.

ITEM 2. PROPERTIES

We lease our main office located at 301 Virginia Avenue in Fairmont, WV. Our subsidiaries lease various other offices in the counties and cities in which they operate. As of December 31, 2025, we operated seven full-service banking branches for our CoRe banking reportable segment in the locations further described in *Item 1 – Business* included elsewhere in this report, all of which are leased.

No one facility is material to us. We believe that the facilities are generally in good condition and suitable for the operations for which they are used.

ITEM 3. LEGAL PROCEEDINGS

From time to time in the ordinary course of business, we and our subsidiaries may be subject to claims, asserted or unasserted, or named as a party to lawsuits or investigations. Litigation, in general, and intellectual property and securities litigation, in particular, can be expensive and disruptive to normal business operations. Moreover, the results of legal proceedings cannot be predicted with any certainty, especially in the case of more complex legal proceedings. We are not aware of any material pending legal proceedings to which we or any of our subsidiaries is a party or of which any of their property is the subject.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our common stock is traded on the Nasdaq Capital Market under the symbol "MVBF."

As of March 11, 2026, we had 765 stockholders of record.

In each of 2025, 2024 and 2023, we paid annual dividends totaling $0.68 per share and currently expect that comparable dividends will continue to be paid in the future.

The following five-year performance graph compares the cumulative total shareholder return (assuming reinvestment of dividends) on our common stock to the KBW Bank Index and the Russell 2000 Index. The stock performance graph assumes $100 was invested on December 31, 2020 and the cumulative return is measured as of each subsequent fiscal year end.

Total Return Performance

Index	12/31/2020	12/31/2021	12/31/2022	12/31/2023	12/31/2024	12/31/2025
MVB Financial Corp.	$ 100.00	$ 185.35	$ 102.36	$ 107.74	$ 102.54	$ 128.16
KBW Bank Index	100.00	135.04	103.00	98.07	130.19	167.68
Russell 2000	100.00	113.69	89.18	102.64	112.92	125.67

Equity Compensation Plan Information

Information about our equity compensation plan is disclosed below under *Item 12, Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matte*rs, in Part III of this Annual Report on Form 10-K.

Recent Sales of Unregistered Securities

None.

Purchases of Equity Securities by Issuer and Affiliated Purchasers

The following table summarized the shares of common stock repurchased during the three months ended December 31, 2025.

Period	Total number of shares purchased	Average price paid per share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs [1]	Approximate dollar value of shares that may yet be purchased under the plans or programs (in thousands) [1]
October 1, 2025 - October 31, 2025	—	$ —	—	10,000
November 1, 2025 - November 30, 2025	5,485	26.05	5,485	9,857
December 1, 2025 - December 31, 2025	—	—	—	9,857
Total	5,485	$ 26.05	5,485	

[1] On October 27, 2025, we announced the authorization by the Board of Directors of a new stock repurchase program of up to $10 million of our common stock. The stock repurchase program will expire upon the expenditure of $10 million, when terminated or otherwise completed. Purchases may be made in open-market transactions, in block transactions on or off an exchange, in privately negotiated transactions or by other means as determined by MVB's management and in accordance with the regulations of the Securities and Exchange Commission. The timing of purchases and the number of shares repurchased under the stock repurchase program will depend on a variety of factors including price, trading volume, market conditions and corporate and regulatory requirements.

ITEM 6. [RESERVED]

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis provides information that management believes is necessary to understand our financial condition, results of operations and cash flows for the year ended December 31, 2025 as compared to 2024. This information should be read in conjunction with our consolidated financial statements and related notes thereto included elsewhere in this report. A discussion of changes in our results of operations from 2023 to 2024 may be found in *Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations* of our Annual Report on Form 10-K for the year ended December 31, 2024, filed with the SEC on March 13, 2025. Further, we encourage you to revisit the Forward-Looking Statements at the beginning of this report.

Executive Summary

We continue to adapt our business model due to challenging market conditions, primarily due to the current interest rate environment and economy, as well as consideration of regulatory and geopolitical environments, among others. The Federal Reserve lowered its key interest rate to a range of 3.50% to 3.75% in December 2025. Higher loan balances primarily reflect the Bank's execution of its asset generation strategies that include the diversification of risk among loans with relatively smaller loan balances, as well as a focus on loans with fixed interest rates. We remain committed to the gaming, payments and banking-as-a-service industries. We continue to expand the Bank's treasury services function to support the banking needs of financial and emerging technology companies, which we believe will further enhance CoRe deposits, notably through the expansion of deposit acquisition and fee income strategies through the Fintech division. Additionally, we have expanded our compliance and risk management team to support the growth in these lines of business.

Financial Results

Net interest income declined $1.8 million to $107.4 million, noninterest income increased $17.4 million to $60.3 million and noninterest expense declined $0.1 million to $122.1 million during 2025 compared to 2024. Our tax-equivalent yield on earning assets was 5.95% in 2025, compared to 6.22% in 2024. Total loans increased $243.0 million to $2.34 billion as of December 31, 2025 from $2.10 billion as of December 31, 2024. Our overall cost of interest-bearing liabilities was 3.43% in 2025 compared to 4.07% in 2024. Despite the decline in the cost of interest-bearing liabilities outpacing the decline in the earning assets yield, the shift in the mix of earning assets and the increase in interest-bearing liabilities resulted in our tax-equivalent net interest margin declining to 3.65% during the year ended December 31, 2025 from 3.67% during the year ended December 31, 2024.

Net income available to common shareholders in 2025 totaled $26.9 million, compared to $20.1 million in 2024, an increase of $6.8 million. Earnings for 2025 equated to a return on average assets of 0.8% and a return on average equity of 8.7%, compared to 2024 results of 0.6% and 6.9%, respectively. Basic and diluted earnings per share were $2.11 and $2.06, respectively, in 2025 compared to $1.56 and $1.53, respectively, in 2024.

Net Interest Income and Net Interest Margin (Average Balance Schedules)

The following tables present, for the periods indicated, information about (1) average balances, the total dollar amount of interest income from interest-earning assets and the resultant average yields; (2) average balances, the total dollar amount of interest expense on interest-bearing liabilities and the resultant average rates; (3) the interest rate spread; (4) net interest income and margin; and (5) net interest income and margin (on a tax-equivalent basis). The average balances presented are derived from daily average balances.

Average Balances and Analysis of Net Interest Income

(Dollars in thousands)	2025 Average Balance	2025 Interest Income/ Expense	2025 Yield/ Cost	2024 Average Balance	2024 Interest Income/ Expense	2024 Yield/ Cost	2023 Average Balance	2023 Interest Income/ Expense	2023 Yield/ Cost
Assets									
Interest-bearing deposits in banks	$ 387,985	$ 16,340	4.21 %	$ 422,165	$ 21,814	5.17 %	$ 414,466	$ 21,043	5.08 %
Investment securities:									
Taxable	315,936	12,618	3.99	261,986	7,693	2.94	221,395	5,576	2.52
Tax-exempt [1]	86,231	3,052	3.54	104,765	3,287	3.14	116,680	4,347	3.73
Loans and loans held-for-sale: [2]									
Commercial	1,573,561	116,248	7.39	1,570,284	122,839	7.82	1,621,299	124,078	7.65
Tax-exempt [1]	2,632	117	4.45	3,175	139	4.38	3,732	163	4.37
Real estate	527,951	22,737	4.31	564,633	25,474	4.51	591,157	24,764	4.19
Consumer	64,840	4,878	7.52	70,943	5,314	7.49	108,988	10,793	9.90
Total loans	2,168,984	143,980	6.64	2,209,035	153,766	6.96	2,325,176	159,798	6.87
Total earning assets	2,959,136	175,990	5.95	2,997,951	186,560	6.22	3,077,717	190,764	6.20
Allowance for credit losses	(20,947)			(22,108)			(29,746)		
Cash and due from banks	9,472			5,246			6,659		
Other assets	309,450			302,304			302,036		
Total assets	$3,257,111			$3,283,393			$3,356,666		
Liabilities									
Deposits:									
NOW	$ 687,351	$ 19,463	2.83 %	$ 521,337	$ 17,587	3.37 %	$ 697,266	$ 19,851	2.85 %
Money market checking	416,336	10,457	2.51	396,881	12,770	3.22	504,730	10,352	2.05
Savings	128,233	3,898	3.04	115,270	3,756	3.26	76,908	1,871	2.43
IRAs	7,487	282	3.77	7,990	338	4.23	6,662	194	2.91
CDs	664,472	30,394	4.57	760,714	38,654	5.08	576,726	29,392	5.10
Repurchase agreements	3,427	66	1.93	3,477	44	1.27	5,662	1	0.02
FHLB and other borrowings	1,300	59	4.54	25	2	6.46	17,542	889	5.07
Senior term loan [3]	—	—	—	2,355	264	11.21	9,007	766	8.50
Subordinated debt	73,922	3,296	4.46	73,667	3,229	4.38	73,415	3,219	4.38
Total interest-bearing liabilities	1,982,528	67,915	3.43	1,881,716	76,644	4.07	1,967,918	66,535	3.38
Noninterest-bearing demand deposits	915,744			1,071,900			1,074,292		
Other liabilities	48,764			37,683			40,435		
Total liabilities	2,947,036			2,991,299			3,082,645		
Stockholders' equity									
Common stock	13,865			13,738			13,541		
Additional paid-in capital	166,424			162,811			159,523		
Treasury stock	(21,854)			(16,741)			(16,741)		
Retained earnings	176,329			161,181			154,041		
Accumulated other comprehensive loss	(24,698)			(28,821)			(36,419)		
Total stockholders' equity attributable to parent	310,066			292,168			273,945		
Noncontrolling interest	9			(74)			76		
Total stockholders' equity	310,075			292,094			274,021		
Total liabilities and stockholders' equity	$3,257,111			$3,283,393			$3,356,666		
Net interest spread (tax-equivalent)			2.52 %			2.15 %			2.82 %
Net interest income and margin (tax-equivalent) [1]		$ 108,075	3.65 %		$ 109,916	3.67 %		$ 124,229	4.04 %
Less: Tax-equivalent adjustments		(667)			(718)			(946)	
Net interest spread			2.49 %			2.13 %			2.79 %
Net interest income and margin		$ 107,408	3.63 %		$ 109,198	3.64 %		$ 123,283	4.01 %

[1] In order to make pre-tax income and resultant yields on tax-exempt loans and investment securities comparable to those on taxable loans and investment securities, a tax-equivalent adjustment has been computed using a federal tax rate of 21% for the years ended December 31, 2025, 2024 and 2023, which is a non-U.S. GAAP financial measure. Refer to the reconciliation of this non-U.S. GAAP financial measure to its most directly comparable U.S. GAAP financial measure following this table.

[2] Non-accrual loans are included in total loan balances, lowering the effective yield for the portfolio in the aggregate.

[3] The senior term loan was paid off in May 2024 and the unamortized debt issuance costs were recorded as interest expense upon the repayment.

(Dollars in thousands)		Year Ended December 31,				
		2025		2024		2023
Net interest margin - U.S. GAAP basis						
Net interest income	$	107,408	$	109,198	$	123,283
Average interest-earning assets		2,959,136		2,997,951		3,077,717
Net interest margin		3.63 %		3.64 %		4.01 %
Net interest margin - non-U.S. GAAP basis						
Net interest income	$	107,408	$	109,198	$	123,283
Plus: Impact of fully tax-equivalent adjustment		667		718		946
Net interest income on a fully-tax equivalent basis	$	108,075	$	109,916	$	124,229
Average interest-earning assets	$	2,959,136	$	2,997,951	$	3,077,717
Net interest margin on a fully tax-equivalent basis		3.65 %		3.67 %		4.04 %

Rate Volume Calculation

The year over year change in rates and change in volume from 2024 to 2025 was as follows:

(Dollars in thousands)		Change in Volume		Change in Rate		Total Change
Earning Assets						
Loans:						
Commercial	$	260	$	(6,851)	$	(6,591)
Tax-exempt		(24)		2		(22)
Real estate		(1,627)		(1,110)		(2,737)
Consumer		(457)		21		(436)
Investment securities:						
Taxable		1,804		3,121		4,925
Tax-exempt		(839)		604		(235)
Interest-bearing deposits in banks		(1,663)		(3,811)		(5,474)
Total earning assets	$	(2,546)	$	(8,024)	$	(10,570)
Interest-bearing liabilities						
Negotiable order of withdrawal	$	3,778	$	(1,902)	$	1,876
Money market checking		661		(2,974)		(2,313)
Savings		355		(213)		142
IRAs		(20)		(36)		(56)
CDs		(4,604)		(3,656)		(8,260)
Repurchase agreements		(1)		23		22
FHLB and other borrowings		57		—		57
Senior term loan		(132)		(132)		(264)
Subordinated debt		11		56		67
Total interest-bearing liabilities		105		(8,834)		(8,729)
Total	$	(2,651)	$	810	$	(1,841)

Key Metrics

(Dollars in thousands, except per share data)	Year ended December 31,			
		2025		2024
Book value per common share	$	26.26	$	23.61
Tangible book value per common share [1]	$	26.17	$	23.37
Efficiency ratio [1,2]		72.8 %		80.4 %
Overhead ratio [1,3]		3.7 %		3.7 %
Net loan charge-offs to total loans receivable [4]		0.26 %		0.20 %
Allowance for credit losses to total loans receivable		0.93 %		0.94 %
Nonperforming loans	$	30,655	$	24,607
Nonperforming loans to total loans receivable		1.3 %		1.2 %
Equity to assets		10.1 %		9.8 %
Community Bank Leverage Ratio		11.1 %		11.2 %

[1] Non-U.S. GAAP metric
[2] Noninterest expense as a percentage of net interest income and noninterest income
[3] Noninterest expense as a percentage of average assets
[4] Charge-offs, less recoveries

Tangible book value ("TBV") per common share was $26.17 and $23.37 as of December 31, 2025 and 2024, respectively. TBV per common share is a non-U.S. GAAP measure that we believe is helpful to interpreting financial results. A reconciliation of TBV per common share is included below.

(Dollars in thousands, except per share data)		December 31, 2025		December 31, 2024
Goodwill	$	1,200	$	2,838
Intangibles		—		262
Total intangibles	$	1,200	$	3,100
Total equity attributable to parent	$	333,968	$	305,679
Less: Total intangibles		(1,200)		(3,100)
Tangible common equity	$	332,768	$	302,579
Tangible common equity	$	332,768	$	302,579
Common shares outstanding (000s)		12,716		12,945
Tangible book value per common share	$	26.17	$	23.37

Net Interest Income

Net interest income is the amount by which interest income on earning assets exceeds interest expense incurred on interest-bearing liabilities. Interest-earning assets include loans, investment securities and interest-bearing balances with banks. Interest-bearing liabilities include interest-bearing deposits and borrowed funds, such as sweep accounts, repurchase agreements and subordinated debt. Net interest income, which is the primary source of revenue for the Bank, is also impacted by changes in market interest rates and the mix of interest-earning assets and interest-bearing liabilities.

Net interest margin is calculated by dividing net interest income by average interest-earning assets and measures the net revenue generated by our balance sheet. Net interest margin on a tax-equivalent basis was 3.65% and 3.67% in 2025 and 2024, respectively.

During 2025, the Federal Reserve lowered its key interest rate from a range of 4.25% to 4.50% as of December 31, 2024 to a range of 3.50% to 3.75% as of December 31, 2025. We continue to analyze methods to deploy assets into an earning asset mix to result in a stronger net interest margin. Management's estimate of the impact of future changes in market interest rates is shown in the section captioned Interest Rate Risk, in *Item 7A – Quantitative and Qualitative Disclosures About Market Risk* included elsewhere in this report.

Net interest spread is calculated by taking the difference between interest earned on earning assets and interest paid on interest-bearing liabilities. Net interest spread on a tax-equivalent basis was 2.52% in 2025 compared to 2.15% in 2024. The difference between the net interest margin on a tax-equivalent basis and net interest spread on a tax-equivalent basis was 113 basis points in 2025 compared to 152 basis points in 2024. This was driven by the 64 basis point decline in the cost of interest-bearing liabilities outpacing the 27 basis point decline in yield on earning assets.

During 2025, net interest income declined $1.8 million, or 1.6%, and total interest income declined $10.5 million, or 5.7%. These declines were primarily driven by a $40.1 million decline in average total loans and a $34.2 million decline in average interest-bearing deposits with banks as compared to 2024. The $40.1 million decline in average total loans during 2025 reflects declines of $36.7 million in average real estate loans and $6.1 million in average consumer loans, partially offset by a $3.3 million increase in average commercial loans. The yield on total loans declined 32 basis points during 2025.

Average investment securities increased $35.4 million, or 9.7%, in 2025 as the result of a $54.0 million increase in taxable investments, partially offset by an $18.5 million decline in tax-exempt investments. The yield increased 105 basis points on taxable securities and increased 40 basis points on tax-exempt securities.

Average interest-bearing liabilities increased $100.8 million, or 5.4%, in 2025, primarily as a result of increases of $166.0 million in average NOW accounts, $19.5 million in average money market checking accounts and $13.0 million in savings accounts, partially offset by a decline of $96.2 million in average certificates of deposit.

Total interest expense declined $8.7 million, primarily due to an $8.6 million decline in deposit interest expense. The result was a 64 basis point decline in the cost of interest-bearing liabilities, from 4.07% in 2024 to 3.43% in 2025. This decline is primarily the result of a 67 basis point decline in the cost of deposits, reflecting a shift in the mix of average deposits driven by the highly-competitive deposit environment, as well as decreasing interest rates. There was also a decline in the cost of funds related to the senior term loan that was repaid in May 2024. Further discussion on borrowings is included in *Note 7 – Borrowed Funds* accompanying the consolidated financial statements included elsewhere in this report.

Provision for Credit Losses

Provision for credit losses was $8.7 million and $3.5 million in 2025 and 2024, respectively. The provision for credit losses, which is a product of management's analysis, is recorded in response to forecasted losses over the remaining life of the loan and available-for-sale investment security portfolios. Further discussion on the provision for credit losses is included in *Note 1 – Summary of Significant Accounting Policies* accompanying the consolidated financial statements included elsewhere in this report. The increase in provision for credit losses is primarily the result of the level of recognized charge-offs within the portfolio, which was compounded by increases to the outstanding balances of the commercial loan portfolio, partially offset by decreases in the residential loan segment.

Total loan receivable balances increased $243.0 million in 2025, compared to a decline of $217.5 million in 2024. The commercial loan portfolio increased by $292.5 million in 2025, compared to a decline of $184.8 million in 2024, while the consumer loan portfolio increased by $7.0 million in 2025, compared to a decline of $8.8 million in 2024. Additionally, the residential mortgage loan portfolio declined by $51.6 million and $21.8 million in 2025 and 2024, respectively. Net charge-offs in 2025 totaled $5.6 million, in comparison to net charge-offs of $4.4 million in 2024. Lastly, the provision for credit losses was impacted by a $0.9 million decline in the specific credit loss allocations in 2025, relative to a $0.6 million decline in provision for such loan losses in 2024.

Noninterest Income

Payment card and service charge income, equity method investment income or loss, investments portfolio gains or losses and gains or losses on acquisition and divestiture activity generally account for the majority of our noninterest income. Total noninterest income for 2025, 2024 and 2023 was $60.3 million, $42.9 million and $19.7 million, respectively.

The increase in noninterest income for 2025 compared to 2024 was primarily the result of a $34.2 million gain on divestiture activity from the sale of Victor, a $6.7 million increase in equity method investment income from our mortgage segment and a $2.5 million increase in holding gains on equity securities. For more information regarding the sale of Victor, refer to *Note 24 – Acquisitions and Divestitures* accompanying the consolidated financial statements included elsewhere in this report. These increases were partially offset by the $11.7 million gain on sale of assets in 2024 related to the sale-leaseback transaction, a $7.6 million net loss on the sale of available-for-sale investment securities in 2025 associated with our previously disclosed investment portfolio restructuring, a $4.1 million decline in compliance and consulting income and a $2.3 million decline in other operating income.

Noninterest Expense

Noninterest expense was $122.1 million and $122.2 million in 2025 and 2024, respectively. The decline of noninterest expense relative to the year ended December 31, 2024 primarily reflects declines of $6.2 million in professional fees and $1.3 million in equipment depreciation and maintenance, offset by increase of $3.0 million in salaries and employee benefits, $2.4 million in other operating expenses, $1.3 million in software costs and $1.2 million in occupancy expense.

Approximately, 58% and 56% of noninterest expense for 2025 and 2024, respectively, related to personnel costs. Personnel costs are a significant part of our noninterest expense as such costs are critical to services organizations.

Discontinued Operations

In February 2023, we completed the sale of the Bank's wholly-owned subsidiary, ProCo Global, Inc. ("Chartwell," which does business under the registered trade name Chartwell Compliance) for total consideration of $14.4 million in the form of a loan issued to the buyer, resulting in a gain on sale of $11.8 million. Chartwell provides integrated regulatory compliance, state licensing, financial crimes prevention and enterprise risk management services that include consulting, outsourcing, testing and training solutions. To facilitate a transition of the Chartwell services and support the onboarding and conversion of systems, we entered into a 60-day Employee Lease and Service Agreement, whereby we provided the purchaser with finance and accounting, human capital, information technology, marketing and record/data retention services. In addition, we entered into a contract with the purchaser for Chartwell to continue to provide services and support for three years following the sale. We paid $3.9 million and $2.5 million in fees related to this contract during the years ended December 31, 2024 and 2023, respectively. The fees paid related to this contract were not material for the year ended December 31, 2025.

Income Taxes

We incurred income tax expense of $9.9 million and $6.1 million in 2025 and 2024, respectively. Our effective tax rate was 26.9% and 23.2% in 2025 and 2024, respectively. Our effective tax rate is affected by certain permanent tax differences caused by statutory requirements in the tax code. The largest permanent differences relate to income tax credits and executive compensation. Other permanent differences arise from interest income on municipal bonds and bank owned life insurance. For 2025, we expect to file tax returns in 29 states.

Return on Assets and Equity

Assets

Our return on average assets was 0.8% in 2025, compared to 0.6% in 2024. The increase in 2025 is a result of a $6.8 million, or 34.1%, increase in earnings and a $26.3 million, or 0.8%, decline in average total assets as compared to 2024. The decline in average total assets was primarily the result of a $40.1 million, or 1.8%, decline in average total loans and a $34.2 million, or 8.1%, decline in average interest-bearing deposits with banks, partially offset by an increase of $35.4 million, or 9.7%, in average investment securities.

Equity

Our return on average stockholders' equity was 8.7% in 2025, compared to 6.9% in 2024. The increase in 2025 is a result of an $6.8 million, or 34.1%, increase in earnings, partially offset by a $17.9 million, or 6.1%, increase in average equity to $310.1 million.

Statement of Financial Condition

Cash and Cash Equivalents

Cash and cash equivalents totaled $244.1 million at December 31, 2025, compared to $317.9 million at December 31, 2024. We believe the current balance of cash and cash equivalents adequately serves our liquidity and performance needs. Total cash and cash equivalents fluctuate daily due to transactions in process and other liquidity demands.

Investment Securities

Investment securities totaled $461.2 million at December 31, 2025, compared to $453.5 million at December 31, 2024.

The following table sets forth a summary of the investment securities portfolio as of the dates indicated. The available-for-sale securities are reported at estimated fair value.

December 31, (Dollars in thousands)	2025	2024
Available-for-sale securities:		
United States government agency securities	$ 22,054	$ 39,846
United States sponsored mortgage-backed securities	289,493	147,580
United States treasury securities	4,985	103,975
Municipal securities	56,459	102,140
Corporate debt securities	30,019	9,918
Other debt securities	7,500	7,500
Total investment securities available-for-sale	$ 410,510	$ 410,959
Equity securities	$ 50,643	$ 42,583

At December 31, 2025, all investment securities are available-for-sale or equity securities. Management believes the available-for-sale classification provides flexibility in terms of managing the portfolio for liquidity, yield enhancement and interest rate risk management opportunities. At December 31, 2025, the amortized cost of available-for-sale investment securities totaled $426.1 million, resulting in a net unrealized loss in the investment portfolio of $15.6 million. Management has the intent and ability to hold the investments to maturity and they are all high quality investments. Declines in the fair values of these securities can be attributed to general market conditions, rather than credit-related conditions. The municipal securities continue to give us the ability to pledge and to decrease the effective tax rate.

At December 31, 2025, equity securities primarily consist of our Fintech investment portfolio and are comprised of investments in 11 companies with a carrying value of $41.3 million. Investments in our top four equity securities represented $37.6 million, or 91.1%, of our total Fintech investment portfolio at December 31, 2025. The Fintech equity securities do not have readily determinable fair values and are recorded at cost and adjusted for observable price changes for underlying transactions for identical or similar investments.

The following table shows the maturities for the available-for-sale investment securities portfolio at December 31, 2025:

(Dollars in thousands)	Within one year		After one year, but within five		After five years, but within ten		After ten years		Total investment securities	
	Amortized Cost	Weighted-Avg. Yield	Amortized Cost	Weighted-Avg. Yield	Amortized Cost	Weighted-Avg. Yield	Amortized Cost	Weighted-Avg. Yield	Amortized Cost	Fair Value
United States government agency securities	$ —	— %	$ 1,154	1.55 %	$ 7,025	3.02 %	$ 16,321	3.47 %	$ 24,500	$ 22,054
United States sponsored mortgage-backed securities	—	—	1,862	4.76	13,183	4.02	280,913	4.65	295,958	289,493
United States treasury securities	4,998	0.79	—	—	—	—	—	—	4,998	4,985
Municipal securities	—	—	1,602	3.22	5,093	2.50	56,510	3.35	63,205	56,459
Corporate debt securities	749	7.01	17,106	7.58	9,836	7.34	2,250	7.38	29,941	30,019
Other debt securities	—	—	—	—	7,500	—	—	—	7,500	7,500
Total	$ 5,747	1.60 %	$ 21,724	6.70 %	$ 42,637	3.73 %	$ 355,994	4.41 %	$ 426,102	$ 410,510

Maturities are based on the final contractual payment dates and do not reflect the impact of prepayments or early redemptions that may occur.

Management monitors the earnings performance and liquidity of the investment portfolio on a regular basis through the Asset and Liability Committee ("ALCO") meetings. The ALCO also monitors net interest income and assists in the management of interest rate risk for us. Through active balance sheet management and analysis of the investment securities portfolio, sufficient liquidity is maintained to satisfy depositor requirements and the various credit needs of our customers. Management believes the risk characteristics inherent in the investment portfolio are acceptable based on these parameters.

Loans

Our primary market areas are North Central West Virginia, Northern Virginia, Maryland, North Carolina and South Carolina. Our loan portfolio consists principally of commercial lending, retail lending, which includes single-family residential mortgages, home equity lines of credit and consumer lending. Loans receivable totaled $2.34 billion as of December 31, 2025, an increase of $243.0 million from $2.10 billion as of December 31, 2024.

Major classification of loans held for investment at December 31, are as follows:

(Dollars in thousands)	2025	2024
Business	$ 686,245	$ 668,458
Real estate	906,336	632,898
Acquisition, development and construction	116,784	115,500
Commercial	$ 1,709,365	$ 1,416,856
Residential	599,094	650,708
Home equity lines of credit	9,969	12,933
Consumer	25,599	18,620
Total loans	$ 2,344,027	$ 2,099,117
Deferred loan origination fees and costs, net	(864)	1,014
Loans receivable	$ 2,343,163	$ 2,100,131

At December 31, 2025, commercial and non-residential real estate loans represented the largest portion of the portfolio at 72.9%. Commercial and non-residential real estate loans totaled $1.71 billion at December 31, 2025, compared to $1.42 billion at December 31, 2024. Management expects to continue to focus on the enhancement and growth of the commercial loan portfolio while maintaining appropriate underwriting standards and risk/price balance.

Residential real estate loans to retail customers account for the second largest portion of the loan portfolio, comprising 25.6%. Residential real estate loans totaled $599.1 million at December 31, 2025, compared to $650.7 million at December 31, 2024. Management believes residential real estate lending continues to represent a primary focus due to the lower risk factors associated with this type of loan and the opportunity to provide service to both those in the primary North Central West Virginia and Northern Virginia markets, as well as those in the surrounding areas as management deems appropriate.

Consumer loans totaled $25.6 million at December 31, 2025, compared to $18.6 million at December 31, 2024.

At December 31, 2025, Special Mention loans amounted to $30.3 million. The balance is comprised of 25 loans, which include one $9.5 million loan for an office commercial real estate project, two commercial real estate loans totaling $11.0 million to senior care facilities and a $2.6 million commercial loan to finance a business acquisition. In addition, there are 21 loans to various unrelated borrowers totaling $7.2 million in commercial, home equity line of credit ("HELOC"), installment and mortgage loans. Special Mention loans include loans for which information about the borrowers' possible credit problems causes management to have doubts as to the borrowers' ability to comply with the loan repayment terms in the future.

There were 39 additional loans that management identified as Substandard loans, totaling $49.7 million as of December 31, 2025. These loans include three loans to separate borrowers totaling $12.7 million secured by commercial real estate office properties, a $12.3 million loan to finance a multifamily real estate property and a $4.1 million loan to a hotel. In addition, there are 34 loans to various unrelated borrowers totaling $20.6 million in commercial, HELOC, installment and mortgage loans. Substandard loans include loans where known information about the borrowers' credit problems causes management to have serious doubts as to the borrowers' ability to comply with the loan repayment terms in the future.

The following table provides loan maturities at December 31, 2025:

(Dollars in thousands)	One Year or Less		One Through Five Years		Five Through Fifteen Years		Due After Fifteen Years		Total	
Commercial	$	634,443	$	888,770	$	177,569	$	8,583	$	1,709,365
Residential		97,069		31,907		425,968		44,150		599,094
Home equity lines of credit		—		89		2,462		7,418		9,969
Consumer		2,816		21,571		1,212		—		25,599
Total loans	$	734,328	$	942,337	$	607,211	$	60,151	$	2,344,027

The following table reflects the sensitivity of loans to changes in interest rates as of December 31, 2025 that mature after one year:

(Dollars in thousands)	Commercial and non-residential real estate		Residential		Home equity lines of credit		Consumer		Total	
Predetermined fixed interest rate	$	472,009	$	130,867	$	34	$	22,753	$	625,663
Floating or adjustable interest rate		602,913		371,158		9,935		30		984,036
Total as of December 31, 2025	$	1,074,922	$	502,025	$	9,969	$	22,783	$	1,609,699

Loan Concentration

At December 31, 2025, commercial and non-residential real estate loans comprised the largest component of the loan portfolio. Healthcare loans are a significant component of commercial and non-residential real estate loans and comprise 27.8% of total loans receivable at December 31, 2025. A large portion of commercial loans are secured by real estate and they are diverse with respect to geographical location and industry. Loans that are not secured by real estate are typically secured by accounts receivable, mortgages or equipment. While the loan concentration is in commercial loans, the commercial portfolio is comprised of loans to many different borrowers, in numerous different industries, primarily located in our market areas.

Lending operations of commercial banks may be subject to enhanced scrutiny by federal banking regulators based on a bank's concentration of commercial real estate ("CRE") loans. The federal banking regulators have issued guidance to remind financial institutions of the risk posed by CRE lending concentrations. CRE loans generally include land development, construction loans and loans secured by multifamily property, and nonfarm, nonresidential real property where the primary source of repayment is derived from rental income associated with the property. The guidance prescribes the following guidelines for bank examiners to help identify institutions that are potentially exposed to significant CRE loan risk and may warrant greater supervisory scrutiny:

• Total reported loans for construction, land development and other land represent 100% or more of the institution's total capital; or
• Total CRE loans as defined in the CRE guidance represent 300% or more of the institution's total capital and the outstanding balance of the institution's CRE loan portfolio has increased by 50% or more during the prior 36 months.

As of December 31, 2025, the Bank's concentration of loans for construction, land development and other land as a percentage of capital totaled 30.3% and the Bank's CRE loan concentration, excluding owner-occupied loans, as a percentage of capital totaled 293.0%.

All commercial loans, regardless of loan type, with an exposure of $1 million or greater are subject to the Bank's internal annual review process. This process involves the collection and analysis of updated financial statements from all parties required to provide them under the loan agreements, as well as several other review items, dependent upon the specific loan characteristics, including but not limited to:

• Site visit
• Field exam
• Updated collateral valuation
• General discussions with the borrower regarding business conditions and their overall sentiment

The internal annual review process is specialized based on the loan type, with emphasis and additional analysis performed based on each specific loan type's characteristics.

- CRE loans are analyzed on the characteristics of the subject property compared to any other aspect of the borrower. Rent rolls and current occupancy trends are compared to the local market. Recent sales of comparable properties in the area are reviewed for potential impacts on current market values. The property and tenant types are reviewed, as different CRE loan types carry different inherent risks. Property-specific cash flows are stressed through sensitivity analysis and lease burn-off

- Commercial and industrial loans are usually analyzed with the borrower, and any co-borrowers or guarantors together as a global cash flow. For these loan types, while still important, less emphasis is put on loan-to-value ("LTV") or collateral than the CRE loans, and more emphasis is placed on the borrower's financial operating performance, as well as the character of the individuals involved. The borrower's financial performance is weighed more heavily, as this aspect of the credit is seen as more important for ongoing business operations than the CRE loan type, which focuses more on the subject property's characteristics.

- Commercial acquisition, development and construction loans are analyzed for the unique risks of development and construction. Less emphasis is given to cash flows, as the expected repayment source is often the sale of the subject property, which typically does not occur until after the construction is finished. The analysis is more reliant upon budgets, plans and as-complete collateral values, as well as management's comfort and familiarity with the individual borrowers.

- Residential Real Estate loans are only subject to the internal annual review process if they are commercial loans secured by 1-4 family homes, which includes both term and construction notes. Term loans require most of the same documentation as multifamily properties within the CRE loan type, such as rent rolls or leases, and collateral analysis of the subject property's local market. Most of the construction loans to residential builders at the Bank have long relationships with the lending team and a history of successful projects. Analysis of these loans includes reviewing updated market conditions, such as days on market, median sales price, sold versus list price, months of inventory and other factors. These builders are concentrated in the Northern Virginia and Washington D.C. metro areas.

- Consumer residential real estate, home equity lines of credit and consumer notes are not subject to the internal annual review process. These notes are underwritten at origination, and then monitored for payment performance.

Management continuously reviews the commercial real estate portfolio on an annual basis, through the internal annual review process, third-party review engagements and other specialized ad hoc portfolio reviews as deemed appropriate by management. During the year ended December 31, 2025, management focused on the review of non-owner-occupied real estate, with an emphasis on office properties. This review was triggered by the macroeconomic trend of increasing vacancy rates, brought on by the continued work from home trend.

Management recognizes that the current business environment is inflationary, with elevated interest rates. This has portfolio wide impacts on borrowers' cash flows and borrowing costs, and is not considered to be market or industry specific. However, management recognizes that some portions of the portfolio, such as loans with variables interest rates, are more susceptible to the current economic environment.

Should any deficiencies or problems be identified during these regular reviews, subject loans will be appropriately reviewed for any downgrades and be presented at the monthly Special Assets Review Committee for any further necessary action.

Management tracks several commercial real estate concentrations monthly. These concentrations are monitored through bi-annual concentration scorecards, which are presented to the Bank's Board for review and approval. These scorecards are used to justify the lending limits for each concentration. There are five CRE loan concentrations currently being monitored:

- Nursing Homes
- Retail
- Office
- Multifamily
- Hospitality

Classified loans are loans in the Substandard or Doubtful risk grade categories.

(Dollars in thousands)	Real Estate Concentration	Classified Loans	Classified Loans per Concentration	Weighted LTV
December 31, 2025				
CRE Loans				
Nursing Homes	$ 556,077	$ —	— %	64.3 %
Retail	87,338	—	— %	59.7 %
Office	53,457	12,700	23.8 %	53.1 %
Multifamily	68,391	—	— %	59.3 %
Hospitality	45,877	4,129	9.0 %	45.3 %
Other	95,196	—	— %	50.8 %
Total CRE	$ 906,336	$ 16,829	1.9 %	

Overall, these concentrations have weighted average LTVs between approximately 45% and 64%. The "Other" segment above contains all CRE loan types outside of the five listed. The loans included in the Other concentration primarily include mixed use CRE loans and are not tracked through scorecards.

Nursing Homes are mainly originated through purchased participation from third-party banks. These loans typically are made to skilled nursing facilities ("SNF") and are secured by the subject properties. A majority of these loans are bridge to U.S. Department of Housing and Urban Development loans and have a three to five year term. As of December 31, 2025, these borrowers are in 20 different states. This concentration contains two unrelated Special Mention notes totaling $11.0 million, well secured by SNF properties in Florida and North Carolina, respectively.

Retail borrowers are mainly located in the Northern Virginia and Washington, D.C. metro area. These borrowers vary in size and scope, but generally include multi-unit retail strip centers.

Office borrowers are more dispersed, with material loan balances in Northern Virginia, Southwest Pennsylvania and North Central West Virginia. Since the COVID-19 pandemic, the office CRE loan concentration has been subject to increased scrutiny by management, due to the lowered demand for office space. This concentration includes three Classified notes to unrelated borrowers, secured by properties in North Central West Virginia and Southwestern Pennsylvania.

Multifamily borrowers are mainly located in the Northern Virginia and North Central West Virginia areas and are heavily concentrated in four loans to three unrelated borrowers. These four loans make up more than 76% of the total concentration.

The Hospitality concentration consists of 10 loans with five loans to a single ownership group totaling 38% of the concentration total. All these loans are performing and are located in the Northwest Virginia area. This concentration includes a single Classified note, which is considered performing and has been paying as agreed under a forbearance agreement.

Allowance for Credit Losses

Management continually monitors the risk in the loan portfolio through the review of the monthly delinquency reports and the Loan Review Committee. The Loan Review Committee is responsible for the determination of the adequacy of the ACL. This analysis involves both experience of the portfolio to date and the makeup of the overall portfolio. Specific loss estimates are derived for individually analyzed loans based on specific criteria such as current delinquent status, related deposit account activity, where applicable and changes in the local and national economy. Loans are moved to individual analysis when, based on current information and events, the loan no longer exhibits similar risk characteristics as its pool and we analyze the loan individually on a collateral or cash flow basis. When appropriate, we also consider public knowledge and verifiable information from the local market to assess risks to individually analyzed loans and the loan portfolios as a whole.

The result of the evaluation of the adequacy at each period presented herein indicated that the ACL was considered by management to be adequate to absorb forecasted losses over the remaining life of the loan portfolio.

At December 31, 2025 and 2024, individually analyzed loans totaled $31.6 million and $43.2 million, respectively. The decrease in individually analyzed loans is primarily due to the payoff of a commercial real estate loan of $18.0 million. A portion of the ACL of $0.4 million and $1.3 million was allocated to cover any loss in individually analyzed loans at December 31, 2025 and 2024, respectively. Loans past due more than 30 days were $28.5 million and $45.5 million, respectively, at December 31, 2025 and 2024.

December 31,	2025	2024
Loans past due more than 30 days to gross loans	1.2 %	2.2 %
Loans past due more than 90 days to gross loans	0.6 %	1.8 %

For tables reflecting the allocation of the ACL, refer to *Note 3 – Loans and Allowance for Credit Losses* accompanying the consolidated financial statements included elsewhere in this report.

The following table summarizes the primary segments of the ACL as of December 31, 2025 and 2024:

(Dollars in thousands)	2025		2024	
December 31,	Amount	% of loans in each category to total loans	Amount	% of loans in each category to total loans
Commercial and non-residential real estate	$ 12,780	73 %	$ 10,838	67 %
Residential	7,695	26	7,322	31
Home equity lines of credit	101	—	95	1
Consumer and other	1,251	1	1,408	1
Total	$ 21,827	100 %	$ 19,663	100 %

Nonperforming assets consist of loans that are no longer accruing interest and real estate acquired through foreclosure. When interest accruals are suspended, accrued interest income is reversed and charged to earnings. When, in management's judgment, the borrower's ability to make periodic interest and principal payments resumes and collectability is no longer in doubt, which is evident by the receipt of six consecutive months of regular, on-time payments, the loan is eligible to be returned to accrual status. Interest income on loans would have increased by $1.9 million, $1.6 million and $0.8 million for 2025, 2024 and 2023, respectively, if loans had performed in accordance with their terms.

Nonperforming assets and past due loans as of December 31, are as follows:

(Dollars in thousands)	2025	2024
Non-accrual loans		
Commercial	$ 22,654	$ 20,109
Real estate and home equity	7,758	4,278
Consumer and other	243	220
Total nonperforming loans	30,655	24,607
Other real estate, net	580	2,827
Total nonperforming assets	$ 31,235	$ 27,434
Allowance for credit losses	$ 21,827	$ 19,663
Nonperforming loans to gross loans	1.3 %	1.2 %
Allowance for credit losses to total loans	0.93 %	0.94 %
Allowance for credit losses to nonperforming loans	71.2 %	79.9 %
Nonperforming assets to total assets	0.9 %	0.9 %

Individually analyzed loans have decreased by $11.6 million, or 26.9%, during 2025. This change is the net effect of multiple factors, primarily the payoff of an $18.0 million note secured by commercial real estate, as well as the amortization/curtailment of 29 commercial loans totaling $2.4 million, six residential mortgages totaling $3.5 million, two HELOCs totaling $0.2 million and one loan to construct a healthcare facility totaling $1.2 million. In addition, four loans to three borrowers were returned to accrual during the period, totaling $0.9 million, and nine charge offs were executed to nine borrowers totaling $1.3 million. This decrease was partially offset by 23 newly identified individually analyzed loans of all types totaling $14.4 million, as well as an increase of $0.4 million to an already individually analyzed loan.

The $25.3 million of principal curtailments/payoffs of individually analyzed loans were concentrated in a single commercial real estate relationship, in which a payoff of $18.0 million was received, or 71% of the total principal curtailments.

The $1.3 million of charged off loans were concentrated in nine commercial relationships with government guarantees representing all of the charge offs. These notes were secured by business assets and owner-occupied real estate.

Loans classified as Special Mention totaled $30.3 million and $50.4 million as of December 31, 2025 and December 31, 2024, respectively. The decrease of $20.1 million, or 39.9%, was concentrated in the commercial loan portfolio. This decrease is primarily the result of 12 Special Mention notes that were paid off during the year totaling $25.5 million. These included nine commercial notes, one residential mortgage and two HELOCs. Seven commercial loans totaling $6.5 million and eight residential mortgages totaling $1.0 million were upgraded to Pass during the year. One commercial note with a government guarantee totaling $0.3 million was charged off during the year, and there were risk downgrades to either Substandard or Doubtful of 11 commercial loans totaling $8.0 million and one residential mortgage of $0.4 million. These reductions were partially offset by 11 loans totaling $21.3 million recently downgraded to Special Mention, including one commercial loan for $9.5 million secured by an office building, and a commercial loan for $3.4 million secured by a skilled nursing facility. There were also two loans upgraded from Substandard to Special Mention totaling $0.6 million.

Loans classified as Substandard totaled $53.0 million and $76.8 million as of December 31, 2025 and December 31, 2024, respectively. The decrease of $23.8 million, or 31.0%, was concentrated in the commercial loan portfolio. This decrease is primarily the result of nine Substandard notes that were paid off during the year totaling $34.0 million. These included three commercial real estate notes, including one secured by a skilled nursing facility totaling $18.0 million, and two loans to one borrower secured by hotel properties totaling $13.5 million, as well as three residential mortgage and three HELOCs. Eight commercial loans totaling $3.8 million and three residential mortgages totaling $0.6 million were upgraded to Pass or Special Mention during the year. There were six risk downgrades to Doubtful of six commercial loans totaling $1.0 million. These reductions were partially offset by 22 loans totaling $14.5 million recently downgraded to Substandard, including 12 commercial loans of $9.7 million, seven loans secured by residential real estate totaling $4.7 million and three HELOCs for $0.1 million. There was also a residential mortgage that was repurchased from a third party totaling $2.0 million that is also Substandard.

Loans classified as Doubtful totaled $3.2 million and $3.4 million as of December 31, 2025 and December 31, 2024, respectively. The decrease of $0.2 million, or 5.9%, was concentrated in the commercial loan portfolio and is the result of the implementation of the workout of these loans resulting in principal reduction from paydowns, loan sales and foreclosures of various loans to unrelated borrowers, as well as payoffs of two commercial loans to a single borrower totaling $0.2 million secured by business assets. One residential mortgage totaling $0.1 million was upgraded to Pass during the year, and six commercial loans totaling $1.7 million were downgraded to Doubtful during the period, including two loans to a single borrower totaling $1.4 million, secured by business assets. As of December 31, 2025, there is an immaterial calculated credit loss reserve allocation against these Doubtful loans.

Interest Rate Risk

Management continually evaluates hedging strategies that are available to manage interest rate risk. We enter into interest rate swap contracts designated as hedging instruments to manage the interest rate risk associated with certain fixed rate loans. As of December 31, 2025, there were two active portfolio layer method fair value swaps designated as hedging instruments over a closed portfolio of fixed-rate mortgage loans. The interest rate swap portfolio had a total notional amount of $84.2 million and $126.0 million as of December 31, 2025 and December 31, 2024, respectively, including amortization adjustments of $35.8 million and $24.0 million related to one of the swaps which is amortizing. The portfolio was in an liability position with a fair value of $1.0 million as of December 31, 2025 and an asset position with a fair value of $0.5 million as of December 31, 2024. The amortized cost basis of the closed portfolio of fixed-rate loans was $403.9 million and $443.8 million as of December 31, 2025 and December 31, 2024, respectively, including basis adjustments of $2.4 million and $1.1 million as of December 31, 2025 and December 31, 2024, respectively.

Management also enters into interest rate swap contracts not designated as hedging instruments to help a small number of commercial loan borrowers manage their interest rate risk. The interest rate swap contracts with commercial loan borrowers allows them to convert floating-rate loan payments to fixed rate loan payments. When we enter into an interest rate swap contract with a commercial loan borrower, we simultaneously enter into a "mirror" swap contract with a third-party who exchanges the borrower's fixed-rate payments for floating-rate loan payments. At December 31, 2025 the fair value and notional amount of the interest rate swap agreements were $2.6 million and $126.1 million, respectively, as compared to $5.9 million and $133.9 million at December 31, 2024. For additional details on our hedging activity, refer to *Note 19 – Derivatives* accompanying the consolidated financial statements included elsewhere in this report.

Funding Sources

The Bank considers a number of alternatives, including but not limited to deposits, short-term borrowings and long-term borrowings, when evaluating funding sources. Deposits continue to be the most significant source of funds, totaling $2.84 billion, or 97.3% of funding sources, at December 31, 2025, versus $2.69 billion, or 97.2% of such funding sources, at December 31, 2024.

Of these amounts, Fintech deposits totaled $1.21 billion and $964.1 million at December 31, 2025 and 2024, respectively. The increase in Fintech deposits is primarily attributable to increases in payments deposits, which increased to $660.3 million at December 31, 2025 from $505.8 million at December 31, 2024 and an increase in banking-as-a-service deposits to $329.5 million at December 31, 2025 from $208.1 million at December 31, 2024. Gaming deposits generally represent online sportsbook accounts and totaled $184.3 million and $227.6 million at December 31, 2025 and 2024, respectively.

Borrowings, consisting of subordinated debt, represented 2.5% and 2.7% of funding sources at December 31, 2025 and December 31, 2024, respectively. Repurchase agreements, which are available to large corporate customers, represented 0.2% and 0.1% of funding sources at December 31, 2025 and December 31, 2024, respectively.

Management continues to emphasize the development of noninterest-bearing deposits as a core funding source. At December 31, 2025, noninterest-bearing balances totaled $1.14 billion, compared to $941 million at December 31, 2024, or 40.3% and 34.9%, respectively, of total deposits. Interest-bearing deposits totaled $1.70 billion at December 31, 2025, compared to $1.75 billion at December 31, 2024, or 59.7% and 65.1%, respectively, of total deposits.

The following table sets forth the balance of each of the deposit categories for the years ended December 31, 2025 and 2024:

(Dollars in thousands)	2025	2024
Demand deposits of individuals, partnerships and corporations		
Noninterest-bearing demand	$ 1,144,682	$ 940,994
NOW	575,277	473,225
Savings and money markets	532,928	437,145
Time deposits, including CDs and IRAs	589,159	842,251
Total deposits	$ 2,842,046	$ 2,693,615
Time deposits that meet or exceed the FDIC insurance limit	$ 596	$ 2,962

Average interest-bearing deposits totaled $1.90 billion during 2025 compared to $1.80 billion during 2024. Average noninterest bearing deposits totaled $915.7 million and $1.07 billion during 2025 and 2024.

During the year ended December 31, 2025, we utilized a deposit placement network for certain deposit programs. Under this structure, we, acting as custodian, place a portion of account holder funds not needed to support near-term settlement at one or more third-party FDIC-insured banks (each, a "program bank"). Accounts at program banks are established in our name as custodian, for the benefit of account holders. We remain the issuer of record under all applicable account holder agreements and maintain sole custodial control and transaction authority over program bank accounts, as well as the records of each account holder's beneficial interest in funds held at program banks.

Deposits placed at program banks may be eligible for FDIC pass-through insurance coverage up to applicable limits, subject to satisfaction of applicable regulatory requirements, including maintenance of accurate beneficial ownership records. There can be no assurance that pass-through insurance coverage will be available in all circumstances.

Prior to onboarding, program banks are subject to due diligence review encompassing their financial condition, regulatory standing and operational capabilities. Program banks are subject to ongoing monitoring on a periodic basis.

Off-balance sheet deposits placed through the network totaled $732.9 million at December 31, 2025 and $1.42 billion at December 31, 2024, and primarily represent funds associated with our gaming and banking-as-a-service deposit programs. The decline from December 31, 2024 to December 31, 2025 primarily reflects a decrease in banking-as-a-service deposits. We derecognize deposits placed within the network upon transfer to the program banks, as we satisfy our obligation to account holders through the transfer of funds and are legally released from being the primary obligor. Upon placement, the program banks assume responsibility for the deposited balances, and we no longer have an obligation to repay those amounts.

Maturities of time deposits that met or exceeded the FDIC insurance limit as of December 31, 2025:

(Dollars in thousands)	2025
Over three to 12 months	596
Total	$ 596

Total uninsured deposits were $1.2 billion, or 43.1% of total deposits, as of December 31, 2025. Of these uninsured deposits, $258.2 million represents collateralized public fund deposits. Further, at December 31, 2025, we had available liquidity of $244.1 million of cash and cash equivalents on hand and $702.5 million remaining borrowing capacity with the FHLB.

Along with deposits, the Bank has access to both short-term borrowings from FHLB and overnight repurchase agreements to fund its operations and investments. For details on our borrowings, refer to *Note 7 – Borrowed Funds* accompanying the consolidated financial statements included elsewhere in this report.

Capital Resources

During the year ended December 31, 2025, stockholders' equity increased $28.2 million to $334.0 million from $305.8 million. This increase primarily consists of net income for the year of $26.9 million, stock-based compensation of $3.8 million, common stock options exercised totaling $2.3 million and other comprehensive income of $14.4 million, partially offset by the repurchase of 479,069 shares of common stock for a total of $10.2 million and cash dividends paid of $8.7 million.

With stockholders' equity increasing as noted above and an increase in assets of $180.2 million, the equity to assets ratio increased from 9.8% at December 31, 2024 to 10.1% at December 31, 2025. We paid dividends to common shareholders of $8.7 million in 2025 and $8.8 million in 2024, compared to earnings of $26.9 million in 2025 versus $20.1 million in 2024, resulting in a decline in the dividend payout ratio to 32.3% in 2025 from 43.7% in 2024.

We and the Bank are also subject to various regulatory capital requirements administered by federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on our consolidated financial statements. The Bank is required to comply with applicable capital adequacy standards established by the federal banking agencies. West Virginia state chartered banks, such as the Bank, are subject to similar capital requirements adopted by the West Virginia Division of Financial Institutions. Bank regulators have established "risk-based" capital requirements designed to measure capital adequacy. Risk-based capital ratios reflect the relative risks of various assets companies hold in their portfolios. A weight category of 0% (lowest risk assets), 20%, 50%, 100% or 150% (highest risk assets) is assigned to each asset on the balance sheet. Detailed information concerning our risk-based capital ratios can be found in *Supervision and Regulation* in *Item 1 – Business* and *Note 15 – Regulatory Capital Requirements* accompanying the consolidated financial statements included elsewhere in this report.

The optional CBLR framework, which is issued through interagency guidance, intends to provide a simple alternative measure of capital adequacy for electing qualifying depository institutions as directed under the EGRRCPA. Under the CBLR, if a qualifying depository institution elects to use such measure, such institutions will be considered well capitalized if its ratio of Tier 1 capital to average total consolidated assets (i.e., leverage ratio) exceeds a 9% threshold, subject to a limited two quarter grace period, during which the leverage ratio cannot go 100 basis points below the then applicable threshold, and will not be required to calculate and report risk-based capital ratios.

Eligibility criteria to utilize the CBLR includes the following:

- Total assets of less than $10 billion;
- Total trading assets plus liabilities of 5% or less of consolidated assets;
- Total off-balance sheet exposures of 25% or less of consolidated assets;
- Cannot be an advanced approaches banking organization; and
- Leverage ratio greater than 9%.

The Bank's CBLR at December 31, 2025 was 11.1%, which is above the well-capitalized standard of 9%. Management currently believes that capital continues to provide a strong base for profitable growth.

Liquidity

Maintenance of a sufficient level of liquidity is a primary objective of the ALCO. Liquidity, as defined by the ALCO, is the ability to meet anticipated operating cash needs, loan demand and deposit withdrawals without incurring a sustained negative impact on net interest income. It is our policy to optimize the funding of the balance sheet, continually balancing the stability and cost factors of various funding sources. We believe liquidity needs are satisfied by the current balance of cash and cash equivalents, readily available access to traditional and non-traditional funding sources and the portions of the investment and loan portfolios that mature within one year. Our liquid assets totaled $453.4 million and $379.7 million as of December 31, 2025 and 2024, respectively. We believe that these sources of funds would enable us to meet cash obligations as they come due.

Our main source of liquidity comes through deposit growth. Liquidity is also provided from cash generated from investment maturities, principal payments from loans and income from loans and investment securities. During the year ended December 31, 2025, cash flows from operating activities totaled $4.0 million, cash used in investing activities totaled $208.6 million and cash flows from financing activities totaled $130.8 million. During the year ended December 31, 2024, cash used in operating and financing activities totaled $0.3 million and $224.5 million, respectively, while cash flows from investing activities totaled $144.5 million. Significant changes in cash flows during the year ended December 31, 2025 include inflows from the net change in deposits of $147.2 million, net maturities/paydowns of available-for-sale investment securities of $126.9 million and sales of available-for-sale investment securities of $95.7 million. These inflows were offset by cash outflows from the net change in loans of $278.7 million and $212.0 million to purchase available-for-sale investment securities.

When appropriate, the Bank has the ability to take advantage of external sources of funds such as advances from the FHLB, national market certificate of deposit issuance programs, the Federal Reserve discount window, brokered deposits and Certificate of Deposit Account Registry Services. These external sources often provide attractive interest rates and flexible maturity dates that enable the Bank to match funding with the contractual maturity dates of assets. Securities in the investment portfolio are classified as available-for-sale and can be utilized as an additional source of liquidity.

We have an effective shelf registration covering $75 million of debt and equity securities, all of which is available, subject to authorization from the Board of Directors and market conditions, to issue debt or equity securities at our discretion. While we seek to preserve flexibility with respect to cash requirements, there can be no assurance that market conditions would permit us to sell securities on acceptable terms, or at all.

Critical Accounting Estimates

The discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with U.S. GAAP. Our significant accounting policies are described in *Note 1 – Summary of Significant Accounting Policies* accompanying the consolidated financial statements included elsewhere in this report. The preparation of these statements requires us to make certain assumptions, judgments and estimates that affect the reported amounts of assets, liabilities, revenues and expenses, as well as the disclosure of contingent assets and liabilities and commitments as of the date of our financial statements. We analyze and base our estimates on historical experience and various other assumptions that we believe to be reasonable under the circumstances. Changes in facts and circumstances or additional information may result in revised estimates and actual results may differ from these estimates. We have identified the following estimates as critical to the understanding of our financial position and results of operations and which require the application of significant judgment by management.

Allowance for Credit Losses

The ACL represents management's current estimate of credit losses for the remaining estimated life of financial instruments, primarily to loans on our balance sheet. Estimating the amount of the ACL requires significant judgment and the use of estimates related to historical experience, current conditions, reasonable and supportable forecasts and the value of collateral on collateral-dependent loans. Credit losses are charged against the allowance, while recoveries of amounts previously charged off are credited to the allowance. A provision for credit losses is charged to operations based on management's periodic evaluation of the factors previously mentioned, as well as other pertinent factors.

We estimate the general component of the ACL based on a forecasting model and consideration of qualitative factors, both internal and external, all of which may be susceptible to significant change.

Through a loss driver analysis, a forecasting model that correlates specific economic factors with credit quality of each loan segment was developed. Peer bank data was identified and used in this process, as we did not have adequate quarterly loan data to analyze over the look-back period to 2004. After analyzing both historical peer loan data and various economic factors over the same look-back period, two economic variables, national GDP and national unemployment rate, were identified as showing the highest correlation to the performance of the loans within each of the pooled segments. Within each loan segment forecast, these two economic variables are forecasted based on expected trends over a 12-month period. This quarterly average is then maintained for the life of the loan segment. These variables are used to produce an estimated probability of default for each quarterly period and, through a proprietary model, also calculate a loss given default factor to estimate overall losses. Benchmark studies are prepared for prepayment and curtailment rate estimates for each loan segment, as well as recovery lag estimates. With all these factors combined, a forecasted allocation rate is produced for each loan segment..

The qualitative factors include items such as the nature and volume of the portfolio; the volume and severity of problem credits; collateral values; portfolio concentrations; economic and business conditions; lending policies and procedures; experience of lending management and staff; and quality of the loan review system. Each of these environmental factors has been analyzed by management and each has been assigned a risk modifier on a four-point scale (No Change, Minor, Moderate and Major) as a measure of the risk that factor creates to the Bank's loan portfolio. Each environmental factor has also been weighted to reflect how it relates to the different portfolio segments (i.e., various Commercial, Residential, Consumer and HELOC). Individual risk grade factors are then calculated by applying the individual weightings to the individual risk modifiers. The total of these factors provides an overall risk grade for each portfolio segment, which is then applied to a basis point scale to calculate an actual loss rate adjustment. This process is applied to each of the Bank's portfolio segments. As of December 31, 2025, the "economic and business conditions" factor was generally the highest weighted qualitative factor, with a weighting of 10% to 20%, and given a risk rating of "No Change" for one, a risk rating of "Minor" for fifteen and "Moderate" for four of the 21 portfolio segments (one segment does not have Q Factors). Increasing the risk rating by one for all segments would have resulted in an additional allowance of $1.6 million at December 31, 2025 and decreasing the risk grade by one would have resulted in a reduction to the allowance of $1.5 million.

In addition to the above judgments and estimates, the specific reserves on impaired loans is an important input to the ACL due to the increased risks inherent in those loans. This evaluation requires significant judgment and estimates related to the amount and timing of expected future cash flows and collateral values. To the extent actual outcomes differ from our estimates, we may need additional provisions for credit losses. Any such additional provisions for credit losses will be a direct charge to our earnings.

Fair Value of Level III Financial Instruments

Available-for-sale investment securities are recorded at fair value based upon quoted prices, if available. However, certain local municipal securities included in available-for-sale securities, which are related to tax increment financing, represent Level III instruments. These are assets that have little to no pricing observability as of the reported date, do not have two-way markets and are measured using management's best estimate of fair value, where the inputs into the determination of fair value require significant management judgment or estimation. The fair value of Level III municipal securities are based upon pricing obtained from third-party pricing services, which perform independent analysis of liquidity, rating, yield and duration. Based upon internal review procedures and the fair values provided by the pricing services, we believe that the fair values provided by the pricing services are consistent with the principles of ASC 820, *Fair Value Measurement* ("ASC 820").

ASC 820 defines fair value as the price that would be received to sell a financial asset or paid to transfer a financial liability in an orderly transaction between market participants at the measurement date. The degree of management judgment involved in determining the fair value of assets and liabilities is dependent upon the availability of quoted market prices or observable market parameters. Assets acquired, liabilities assumed and consideration exchanged are recorded at their respective acquisition date fair values. For financial instruments that trade actively and have quoted market prices or observable market parameters, there is minimal subjectivity involved in measuring fair value. When observable market prices and parameters are not available, management judgment and the use of models are necessary to estimate fair value. Significant assumptions used in models, which include assumptions for interest rates, discount rates, prepayments and credit losses, are independently verified against observable market data when possible. Fair value estimates are also based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment, and therefore cannot be determined with precision. When changes in market conditions reduce the availability of quoted prices or observable data, the estimate of fair value becomes more subjective and requires a higher degree of management judgment.

Refer to *Note 18 – Fair Value Measurements* accompanying the consolidated financial statements included elsewhere in this report for a complete discussion of our use of fair value and the related measurement practices.

Recent Accounting Pronouncements and Developments

Recent accounting pronouncements and developments applicable to us are described further in *Note 1 – Summary of Significant Accounting Policies* accompanying the consolidated financial statements included elsewhere in this report.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risk refers to potential losses arising from, among other items, changes in interest rates, foreign exchange rates, equity prices and commodity prices. Our market risk is composed primarily of interest rate risk. The ALCO is responsible for reviewing the interest rate sensitivity position and establishes policies to monitor and coordinate our sources, uses and pricing of funds.

Interest Rate Risk

The primary objective of the asset/liability management function is to strategically structure the balance sheet to support consistent growth in net interest income, while minimizing exposure to market risks, all within the parameters of established policy guidelines. This objective is achieved through the active management of balance sheet liquidity and interest rate risk, taking into account evolving economic conditions, interest rate environments and customer behavior.

Liquidity is managed through a combination of investment portfolio strategies, the sale of commercial and residential real estate loans and the use of diversified funding sources. These include retail deposits, various wholesale funding channels and borrowings from the FHLB. Interest rate risk is mitigated through the use of financial instruments, such as interest rate caps, commercial loan swap agreements and interest rate lock commitments on mortgage loans held-for-sale. Additionally, loan structures are designed to ensure a steady reinvestment of cash flows throughout the interest rate cycle.

The principal market risk faced by the institution is interest rate volatility, which arises from core banking activities, such as deposit gathering and loan origination. This risk is influenced by a range of factors, including macroeconomic trends, financial market conditions, interest rate movements and shifts in consumer preferences. Interest rate risk reflects the sensitivity of both earnings and the market value of equity to changes in interest rates. It is quantified by measuring the potential impact on earnings and the theoretical market value of equity resulting from interest rate fluctuations.

Oversight of interest rate risk management is provided by the ALCO, whose mandate is to enhance shareholder value, improve profitability, strengthen capital, meet the needs of customers and communities and safeguard the institution from material financial consequences stemming from interest rate changes.

Interest rate risk can take several distinct forms. Repricing risk arises from misalignment of the timing of changes in interest rates and the timing of cash flows, which can affect earnings and asset values. Basis risk refers to the variability in rate relationships across different yield curves, which may impact the effectiveness of hedging strategies and the pricing of financial instruments. Yield curve risk is associated with shifts in rate relationships across various maturities, potentially influencing the valuation and performance of assets and liabilities. Lastly, option risk stems from embedded options in bank products, such as prepayment options or interest rate caps, that may be exercised under certain rate conditions, introducing uncertainty into cash flow projections and asset/liability management.

Interest rate changes can also affect the economic value of the institution by altering the present value of future cash flows and, in some cases, the cash flows themselves.

The institution acknowledges that a certain level of interest rate risk is inherent and necessary to achieve its financial objectives. Accordingly, we have adopted an interest rate risk profile aligned with the strategic business plan. While proactive measures are taken to monitor and mitigate adverse impacts, the actual effects of interest rate changes on net interest income cannot be predicted with certainty.

A comprehensive interest rate risk management policy, approved by the Board of Directors and administered by the ALCO, establishes quantitative limits on acceptable risk. These limits are expressed as the percentage change in net interest income (net interest income at risk) and the fair value of equity capital (economic value of equity, or "EVE") under hypothetical interest rate scenarios.

To assess potential adverse impacts, the institution employs simulation analysis using advanced modeling techniques. These models incorporate optionality features, such as call provisions and interest rate caps and floors embedded in investment and loan contracts. However, as with any modeling approach, limitations exist. Actual behaviors, such as loan prepayments, deposit withdrawals and shifts in asset and liability categories, may diverge from model assumptions. Furthermore, the models do not capture the potential effects of rising rates on borrowers' repayment capacity or on the demand for loan and deposit products.

Each quarter, a base case forecast is developed using market consensus rate projections, supplemented by alternative simulations reflecting a range of rate scenarios. These analyses are reviewed by the ALCO and the Board of Directors. Additional forecasts may be generated in response to heightened interest rate volatility or other significant business developments.

The balance sheet is subjected to quarterly interest rate shock testing, with scenarios involving parallel shifts of ±100, ±200, ±300, and ±400 basis points. The goal is to ensure that projected changes in net interest income over 12- and 24-month horizons, as well as changes in the economic value of equity, remain within policy-defined thresholds under each scenario.

As of December 31, 2025, the Bank is positioned as asset sensitive in scenarios involving declining interest rates following rate shocks. We remain focused on reducing reliance on higher-cost fixed-rate funding instruments, while simultaneously increasing the proportion of assets that exhibit greater flexibility in repricing. In theory, an asset-sensitive balance sheet is advantageous in a rising interest rate environment, as a greater volume of assets than liabilities will reprice within a given time frame, thereby enhancing net interest income. Conversely, a liability-sensitive position is generally more favorable in a declining rate environment, as liabilities reprice more rapidly than assets, potentially preserving margins. Regardless of the prevailing interest rate direction, management is committed to maintaining a consistent spread between asset yields and the cost of deposits and borrowings.

Estimated Changes in Net Interest Income

Change in interest rates	+400 bp	+300 bp	+200 bp	+100 bp	-100 bp	-200 bp	-300 bp	-400 bp
Policy Limit	(15.0)%	(12.5)%	(10.0)%	(10.0)%	(10.0)%	(20.0)%	(27.5)%	(35.0)%
December 31, 2025	24.2 %	18.9 %	13.3 %	7.8 %	(3.8)%	(10.9)%	(15.9)%	(17.4)%
December 31, 2024	31.7 %	23.7 %	15.7 %	7.7 %	(6.5)%	(12.8)%	(18.6)%	(24.2)%

Net interest income sensitivity is evaluated by applying parallel shocks to a forward interest rate curve. The resulting changes in income are analyzed under scenarios where the curve shifts upward or downward. The deposit repricing betas now reflect a greater responsiveness, both upward and downward, allowing interest expense to adjust more dynamically with rate changes.

As of the end of the fourth quarter of 2025, market expectations suggest a decline in interest rates over the next one to two years. Given the Bank's exposure to variable-rate loans and deposits, a declining rate environment is expected to impact earnings. Nevertheless, current simulations indicate that net interest income at risk remains within established policy limits under parallel instantaneous interest rate shock scenarios. Historically, breaches of these policy thresholds have been primarily driven by prevailing market interest rate levels and the Bank's cost of funding.

The preceding discussion pertains to net interest income at risk under immediate and substantial rate shifts. In contrast, when interest rates decline gradually, the impact on net interest income is generally less severe. A gradual rate decline scenario distributes the effects over a 12- to 24-month horizon, thereby smoothing the earnings impact. The Bank anticipates that interest rate movements over any given one- to two-year period will likely follow a gradual trajectory.

In declining rate environments, mortgage banking activity typically increases, with higher volumes of loan originations and refinancing. This benefit is not captured in net interest income at risk metrics.

Measures of equity value at risk assess the Bank's ongoing economic value by evaluating the effects of interest rate changes on all projected cash flows. These cash flows are discounted to determine the present value of assets and liabilities. The difference between these present values represents the economic value of equity, which serves as a theoretical approximation of the fair value of the Bank's net assets.

Estimated Changes in EVE

Change in interest rates	+400 bp	+300 bp	+200 bp	+100 bp	-100 bp	-200 bp	-300 bp	-400 bp
Policy Limit	(35.0)%	(25.0)%	(17.0)%	(12.0)%	(12.0)%	(17.0)%	(25.0)%	(35.0)%
December 31, 2025	(15.6)%	(12.8)%	(7.7)%	(3.6)%	(1.5)%	(8.3)%	(17.0)%	(24.1)%
December 31, 2024	(18.9)%	(16.1)%	(9.2)%	(3.2)%	(0.6)%	(6.7)%	(12.2)%	(15.8)%

The EVE remained stable across various interest rate scenarios throughout 2025. During this period, in a persistently high-rate environment, interest-bearing deposits began to stabilize following the increases observed in 2023. This stabilization contributed to an elevated cost of funds, thereby increasing the cost of interest-bearing liabilities. As a result, the cost of these liabilities began to behave similarly to the discount rate applied to projected cash flows. Although the rate changes were initiated in 2023, their full impact was realized in 2024 and continues to be reflected in the results. Any additional repricing of deposits would serve as a significant factor influencing variations in EVE calculations.

Credit Risk

We have counter-party risk which may arise from the possible inability of third-party investors to meet the terms of their forward sales contracts, including derivative contracts such as interest rate swaps and fair value hedges. We work with third-party investors that are generally well-capitalized, are investment grade and exhibit strong financial performance to mitigate this risk. We monitor the financial condition of these third parties on an annual basis and we do not currently expect these third parties to fail to meet their obligations.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Report of Independent Registered Public Accounting Firm

To the Board of Directors, and Stockholders
MVB Financial Corp. and Subsidiaries

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of MVB Financial Corp. and Subsidiaries (the "Company") as of December 31, 2025 and 2024, the related consolidated statements of income, comprehensive income, changes in stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2025, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control – Integrated Framework: (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 12, 2026, expressed an unqualified opinion thereon.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits.

We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Allowance for Credit Losses - Loans

As described in Notes 1 and 3 to the consolidated financial statements the Company's allowance for credit losses on loans ("ACL-Loans") was $21.8 million as of December 31, 2025. The Company determines the current expected credit losses using relevant available information, from internal and external sources, related to past events, current conditions, and reasonable and supportable forecasts. Adjustments to modeled loss estimates may be made for differences in current loan-specific risk characteristics such as differences in underwriting standards, portfolio mix, delinquency level, or term, as well as for changes in environmental conditions, such as changes in economic conditions, property values or other relevant factors. The allowance consists of specific and general components. The specific component relates to loans that are individually analyzed using either collateral-based or cash flow-based valuation methodology. The general component covers all loans that are not individually analyzed. These loans are measured on a collective basis and are pooled with other loans that share similar characteristics. Management has determined there to be several different portfolio segments sharing similar risk characteristics within the loan portfolio. Factors considered in this process include general loan terms, collateral, and availability of historical data to support the analysis, with the initial segmentation based on call report loan codes.

The ACL-Loans is calculated for each segment primarily using a discounted cash flow methodology at the loan level, with loss rates, prepayment assumptions and curtailment assumptions driven by each loan's collateral type.

Certain qualitative factors are evaluated to determine additional inherent risks in the loan portfolio, which are not necessarily reflected in the loss forecasting models. These factors are then added to the forecasted allocation percentages to get the adjusted factor to be applied to the pooled loans on a weighted basis.

We identified the Company's estimate of the qualitative factor adjustments applied in the calculation of the ACL-Loans as a critical audit matter. The principal considerations for our determination included the high degree of judgment and subjectivity related to management's determination of the qualitative factor assumptions used in the calculation of the ACL-Loans. Due to the limited nature of observable data supporting the qualitative factor allocations, a high degree of auditor effort and significant auditor judgment is required.

The primary procedures we performed to address this critical audit matter included:

- Evaluated the design and tested the operating effectiveness of key controls relating to the Company's ACL-Loans, including controls over the determination of the application of qualitative factor adjustments and the precision of management's review and approval of the resulting estimate, and testing of the model's performance.
- Assessed the reasonableness of each relevant qualitative factor adjustment, including evaluating management's judgments as to which factors impacted the qualitative adjustments for each loan pool.
- Evaluated and tested the reasonableness and relevance of data utilized in the relevant qualitative factor adjustments, including considering the data's completeness and accuracy and testing the mathematical accuracy of the calculations.
- Utilized the assistance of the firm's internal specialists to test the mathematical operation of the model.
- Analyzed the total qualitative factor adjustment applied to each loan pool, in comparison to changes in the Company's quantitatively driven expected credit losses and loan pools and evaluated the appropriateness and level of the total qualitative factor adjustment applied in the overall ACL-Loans.

/s/ Forvis Mazars, LLP

We have served as the Company's auditor since 2014.

New York, New York
March 12, 2026

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders
MVB Financial Corp. and Subsidiaries

Opinion on the Internal Control over Financial Reporting

We have audited MVB Financial Corp. and Subsidiaries' (the "Company") internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control – Integrated Framework: (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control – Integrated Framework: (2013)* issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the consolidated financial statements of the Company as of December 31, 2025 and 2024, and for each of the three years in the period ended December 31, 2025, and our report dated March 12, 2026 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definitions and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of reliable consolidated financial statements for external purposes in accordance with generally accepted accounting principles in the United States of America. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Forvis Mazars, LLP

New York, New York
March 12, 2026

MVB Financial Corp. and Subsidiaries
Consolidated Balance Sheets
(Dollars in thousands except per share data)
December 31, 2025 and 2024

	2025	2024
ASSETS		
Cash and cash equivalents:		
Cash and due from banks	$ 10,568	$ 7,876
Interest-bearing balances with banks	233,557	310,037
Total cash and cash equivalents	244,125	317,913
Investment securities available-for-sale	410,510	410,959
Equity securities	50,643	42,583
Loans receivable	2,343,163	2,100,131
Allowance for credit losses	(21,827)	(19,663)
Loans receivable, net	2,321,336	2,080,468
Premises and equipment, net	10,379	12,475
Bank-owned life insurance	56,270	45,455
Equity method investments	86,823	78,255
Assets held-for-sale	—	2,278
Accrued interest receivable and other assets	128,832	138,318
TOTAL ASSETS	$ 3,308,918	$ 3,128,704
LIABILITIES AND STOCKHOLDERS' EQUITY		
Deposits:		
Noninterest-bearing	$ 1,144,682	$ 940,994
Interest-bearing	1,697,364	1,752,621
Total deposits	2,842,046	2,693,615
Accrued interest payable and other liabilities	55,539	52,032
Repurchase agreements	3,339	2,759
Subordinated debt	74,026	73,787
Liabilities held-for-sale	—	720
TOTAL LIABILITIES	2,974,950	2,822,913
STOCKHOLDERS' EQUITY		
Common stock - par value $1; 40,000,000 shares authorized; 14,042,683 and 12,715,598 shares issued and outstanding, respectively, as of December 31, 2025 and 13,793,311 and 12,945,295 shares issued and outstanding, respectively, as of December 31, 2024	14,043	13,793
Additional paid-in capital	170,380	164,677
Retained earnings	190,414	172,181
Accumulated other comprehensive loss	(13,866)	(28,231)
Treasury stock - 1,327,085 and 848,016 shares at cost as of December 31, 2025 and December 31, 2024, respectively	(27,003)	(16,741)
Total equity attributable to parent	333,968	305,679
Noncontrolling interest	—	112
Total stockholders' equity	333,968	305,791
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 3,308,918	$ 3,128,704

See Notes to Consolidated Financial Statements

MVB Financial Corp. and Subsidiaries
Consolidated Statements of Income
(Dollars in thousands except per share data)
Years ended December 31, 2025, 2024 and 2023

		2025		2024		2023
INTEREST INCOME						
Interest and fees on loans	$	143,863	$	153,628	$	159,635
Interest on deposits with banks		16,340		21,814		21,043
Interest on investment securities		12,618		7,693		5,576
Interest on tax-exempt loans and securities		2,502		2,707		3,564
Total interest income		175,323		185,842		189,818
INTEREST EXPENSE						
Interest on deposits		64,494		73,105		61,660
Interest on short-term borrowings and repurchase agreements		125		46		890
Interest on subordinated debt		3,296		3,229		3,219
Interest on senior term loan		—		264		766
Total interest expense		67,915		76,644		66,535
NET INTEREST INCOME		107,408		109,198		123,283
Provision (release of allowance) for credit losses		8,737		3,541		(1,921)
Net interest income after provision (release of allowance) for credit losses		98,671		105,657		125,204
NONINTEREST INCOME						
Payment card and service charge income		17,871		16,300		13,776
Insurance income		330		288		335
Gain (loss) on sale of available-for-sale securities, net		(7,439)		658		(1,536)
Gain (loss) on sale of equity securities, net		118		103		(269)
Gain (loss) on derivatives, net		(466)		60		(659)
Gain (loss) on sale of loans, net		(149)		1,038		(744)
Holding gain on equity securities		3,661		1,184		146
Compliance and consulting income		584		4,675		4,312
Equity method investments income (loss)		8,151		1,421		(2,499)
Gain (loss) on acquisition and divestiture activity		34,854		—		(986)
Gain (loss) on disposal of assets		(404)		11,703		—
Other operating income		3,155		5,483		7,839
Total noninterest income		60,266		42,913		19,715
NONINTEREST EXPENSES						
Salaries and employee benefits		70,984		67,955		63,371
Occupancy expense		5,098		3,887		3,701
Equipment depreciation and maintenance		3,272		4,581		5,558
Data processing and communications		5,446		5,471		4,878
Software costs		4,909		3,611		3,488
Professional fees		15,116		21,348		18,344
Insurance, tax and assessment expense		3,639		4,169		4,436
Travel, entertainment, dues and subscriptions		3,032		3,033		3,337
Other operating expenses		10,591		8,171		10,512
Total noninterest expense		122,087		122,226		117,625
Income from continuing operations, before income taxes		36,850		26,344		27,294
Income taxes		9,928		6,099		5,070
Net income from continuing operations		26,922		20,245		22,224
Income from discontinued operations, before income taxes		—		—		11,831
Income taxes		—		—		3,049
Net income from discontinued operations		—		—		8,782
Net income		26,922		20,245		31,006
Net (income) loss attributable to noncontrolling interest		18		(154)		226
Net income available to common shareholders	$	26,940	$	20,091	$	31,232
Earnings per share from continuing operations - basic	$	2.11	$	1.56	$	1.77
Earnings per share from discontinued operations - basic	$	—	$	—	$	0.69
Earnings per common shareholder - basic	$	2.11	$	1.56	$	2.46
Earnings per share from continuing operations - diluted	$	2.06	$	1.53	$	1.72
Earnings per share from discontinued operations - diluted	$	—	$	—	$	0.68
Earnings per common shareholder - diluted	$	2.06	$	1.53	$	2.40
Weighted-average shares outstanding - basic		12,775,242		12,890,161		12,694,206
Weighted-average shares outstanding - diluted		13,105,521		13,136,758		12,997,332

See Notes to Consolidated Financial Statements

MVB Financial Corp. and Subsidiaries
Consolidated Statements of Comprehensive Income
(Dollars in thousands)
Years ended December 31, 2025, 2024 and 2023

	2025	2024	2023
Net income before noncontrolling interest	$ 26,922	$ 20,245	$ 31,006
Other comprehensive income:			
Unrealized holding gains on securities available-for-sale	8,827	623	10,257
Reclassification adjustment for (gain) loss recognized in income	9,813	(866)	1,536
Change in defined benefit pension plan	162	767	61
Reclassification adjustment for amortization of net actuarial loss recognized in income	151	174	117
Reclassification adjustment for carrying value adjustment - investment hedge recognized in income	—	—	(289)
Other comprehensive income, before tax	18,953	698	11,682
Income taxes related to items of other comprehensive income:			
Unrealized holding gains on securities available-for-sale	(2,138)	(76)	(2,466)
Reclassification adjustment for (gain) loss recognized in income	(2,374)	208	(369)
Change in defined benefit pension plan	(39)	(187)	(15)
Reclassification adjustment for amortization of net actuarial loss recognized in income	(37)	(43)	(28)
Reclassification adjustment for carrying value adjustment - investment hedge recognized in income	—	—	69
Income taxes related to items of other comprehensive income:	(4,588)	(98)	(2,809)
Total other comprehensive income, net of tax	14,365	600	8,873
Comprehensive (income) loss attributable to noncontrolling interest	18	(154)	226
Comprehensive income	$ 41,305	$ 20,691	$ 40,105

See Notes to Consolidated Financial Statements

MVB Financial Corp. and Subsidiaries
Consolidated Statements of Changes in Stockholders' Equity
(Dollars in thousands except per share data)
Years ended December 31, 2025, 2024 and 2023

	Common stock		Additional paid-in capital	Retained earnings	Accumulated other comprehensive loss	Treasury stock		Total stockholders' equity attributable to parent	Noncontrolling interest	Total stockholders' equity
	Shares	Amount				Shares	Amount			
Balance as of January 1, 2023	13,466,281	$ 13,466	$ 157,152	$ 144,911	$ (37,704)	848,016	$ (16,741)	$ 261,084	$ 307	$ 261,391
Net income (loss)	—	—	—	31,232	—	—	—	31,232	(226)	31,006
Other comprehensive income	—	—	—	—	8,873	—	—	8,873	—	8,873
Cash dividends paid ($0.68 per share)	—	—	—	(8,639)	—	—	—	(8,639)	—	(8,639)
Impact of adopting ASC 326, net of tax	—	—	—	(6,642)	—	—	—	(6,642)	—	(6,642)
Stock-based compensation	—	—	2,658	—	—	—	—	2,658	—	2,658
Stock-based compensation related to equity method investment	—	—	734	—	—	—	—	734	—	734
Common stock options exercised	107,500	108	529	—	—	—	—	637	—	637
Restricted stock units vested	130,402	130	(130)	—	—	—	—	—	—	—
Minimum tax withholding on restricted stock units issued	(97,784)	(98)	(749)	—	—	—	—	(847)	—	(847)
Redemption of noncontrolling interest	—	—	294	—	—	—	—	294	(123)	171
Balance as of December 31, 2023	13,606,399	13,606	160,488	160,862	(28,831)	848,016	(16,741)	289,384	(42)	289,342
Net income	—	—	—	20,091	—	—	—	20,091	154	20,245
Other comprehensive income	—	—	—	—	600	—	—	600	—	600
Cash dividends paid ($0.68 per share)	—	—	—	(8,772)	—	—	—	(8,772)	—	(8,772)
Stock-based compensation	—	—	2,913	—	—	—	—	2,913	—	2,913
Stock-based compensation related to equity method investment	—	—	417	—	—	—	—	417	—	417
Common stock options exercised	101,483	101	1,388	—	—	—	—	1,489	—	1,489
Restricted stock units vested	111,500	112	(112)	—	—	—	—	—	—	—
Minimum tax withholding on restricted stock and stock options	(26,071)	(26)	(417)	—	—	—	—	(443)	—	(443)
Balance as of December 31, 2024	13,793,311	13,793	164,677	172,181	(28,231)	848,016	(16,741)	305,679	112	305,791
Net income (loss)	—	—	—	26,940	—	—	—	26,940	(18)	26,922
Other comprehensive income	—	—	—	—	14,365	—	—	14,365	—	14,365
Cash dividends paid ($0.68 per share)	—	—	—	(8,707)	—	—	—	(8,707)	—	(8,707)
Stock-based compensation	—	—	3,801	—	—	—	—	3,801	—	3,801
Common stock options exercised	164,728	165	2,136	—	—	—	—	2,301	—	2,301
Restricted stock units vested	109,859	110	(110)	—	—	—	—	—	—	—
Minimum tax withholding on restricted stock and stock options	(25,215)	(25)	(433)	—	—	—	—	(458)	—	(458)
Divestiture	—	—	—	—	—	—	—	—	(94)	(94)
Stock repurchase program	—	—	—	—	—	479,069	(10,262)	(10,262)	—	(10,262)
Acceleration of stock-based compensation related to divestiture	—	—	309	—	—	—	—	309	—	309
Balance as of December 31, 2025	14,042,683	$ 14,043	$ 170,380	$ 190,414	$ (13,866)	1,327,085	$ (27,003)	$ 333,968	$ —	$ 333,968

See Notes to Consolidated Financial Statements

MVB Financial Corp. and Subsidiaries
Consolidated Statements of Cash Flows
(Dollars in thousands)
Years ended December 31, 2025, 2024 and 2023

	2025	2024	2023
OPERATING ACTIVITIES			
Net income before noncontrolling interest	26,922	20,245	$ 31,006
Adjustments to reconcile net income to net cash from operating activities:			
Net amortization and accretion of investments	196	1,937	2,072
Net amortization of deferred loan costs	1,551	1,703	1,347
Provision (release of allowance) for credit losses	8,737	3,541	(1,921)
Depreciation and amortization	2,599	3,931	5,003
Stock-based compensation	3,801	2,913	2,658
Loans originated for sale	—	(3,305)	(1,804)
Proceeds of loans held-for-sale sold	—	4,162	30,725
Holding gain on equity securities	(3,661)	(1,184)	(146)
Loss (gain) on sale of available-for-sale securities, net	7,439	(658)	1,536
(Gain) loss on sale of equity securities, net	(118)	(103)	269
Gain on sale of loans held-for-sale	—	(242)	(1,065)
Loss (gain) on sale of loans held for investment	149	(796)	1,809
Gain on sale of discontinued operations	—	—	(11,800)
(Gain) loss on divestiture activity	(34,694)	—	986
Loss (gain) on sale of other real estate owned	179	160	(170)
Gain on sale of assets	—	(11,703)	—
Income on bank-owned life insurance	(1,512)	(1,168)	(1,048)
Deferred income taxes	(390)	2,196	97
Equity method investments (income) loss	(8,151)	(1,421)	2,499
Return on equity method investments	—	868	714
Changes in other assets	767	(21,628)	(6,191)
Changes in other liabilities	214	267	1,657
Net cash provided by (used in) operating activities	4,028	(285)	58,233
INVESTING ACTIVITIES			
Purchases of available-for-sale investment securities	(211,984)	(111,761)	(89,522)
Maturities/paydowns of available-for-sale investment securities	126,859	17,374	76,631
Sales of available-for-sale investment securities	95,705	24,327	54,531
Purchases of premises and equipment	(1,915)	(1,620)	(1,915)
Disposals of premises and equipment	214	—	425
Net proceeds from sale of assets	—	17,307	—
Net change in loans	(278,737)	199,581	39,092
Proceeds of loans held for investment sold	27,678	1,246	14,934
Proceeds from sale of other real estate owned	1,988	167	539
Purchase of bank-owned life insurance	(13,043)	—	—
Proceeds from the surrender of bank-owned life insurance	3,170	—	—
Investment in equity method investments	—	(1,948)	(2,744)
Purchase of equity securities	(5,050)	(353)	(345)
Proceeds from sale of equity securities	769	143	566
Net cash transferred for sale of discontinued operations	—	—	(3,935)
Proceeds (cash transferred) from divestiture activity, net	45,745	—	(8)
Net cash (used in) provided by investing activities	(208,601)	144,463	88,249
FINANCING ACTIVITIES			
Net change in deposits	147,229	(207,861)	330,994
Net change in repurchase agreements	580	(2,062)	(5,216)
Net change in FHLB and other borrowings	—	—	(102,333)
Principal payments on senior term loan	—	(6,845)	(3,030)
Common stock repurchased	(10,160)	—	—
Common stock options exercised	2,301	1,489	637
Withholding cash issued in lieu of restricted stock	(458)	(443)	(846)
Cash dividends paid on common stock	(8,707)	(8,772)	(8,639)
Redemption of noncontrolling interest	—	—	(100)
Net cash provided by (used in) financing activities	130,785	(224,494)	211,467
Net change in cash and cash equivalents	(73,788)	(80,316)	357,949
Cash and cash equivalents, beginning of period	317,913	398,229	40,280
Cash and cash equivalents, end of period	$ 244,125	$ 317,913	$ 398,229
Cash payments for:			
Interest on deposits, repurchase agreements and borrowings	$ 71,493	$ 73,242	$ 66,708

	2025		2024		2023
Supplemental disclosure of cash flow information:					
Loans transferred to other real estate owned	$	—	$	2,328	$	—
Change in unrealized holding gains (losses) on securities available-for-sale		18,766		(2,416)		(11,828)
Restricted stock units vested		110		112		130
Tax withholding obligations on restricted stock units issued		25		26		98
Creation of servicing assets from loan sales		—		69		501
Loans transferred to loans held-for-sale		—		—		6,621
Impact of adopting ASC 326, net of tax		—		—		6,642
Creation of right-of-use asset		—		(15,505)		—
Creation of lease liability		—		15,505		—
Receivable from loan sale		—		12,000		—

See Notes to Consolidated Financial Statements

Note 1 – Summary of Significant Accounting Policies

Business and Organization

MVB Financial Corp. is a financial holding company organized in 2003 as a West Virginia corporation that operates principally through its wholly-owned subsidiary, MVB Bank, Inc. (the "Bank"). The Bank's consolidated subsidiaries include MVB Edge Ventures, Inc. ("Edge Ventures"), Paladin Fraud, LLC and MVB Insurance, LLC. Edge Ventures wholly-owns MVB Technology, LLC and Victor Technologies, Inc. ("Victor"). The Bank also owns an equity method investment in Intercoastal Mortgage Company, LLC ("ICM") and MVB Financial Corp. owns equity method investments in Warp Speed Holdings, LLC ("Warp Speed") and Ayers Socure II, LLC ("Ayers Socure II"). MVB Financial Corp.'s consolidated subsidiaries also include SPE PR, LLC.

As of December 31, 2024, the Bank owned an 80.8% interest in Trabian Technology, Inc. ("Trabian"). In January 2025, the Bank entered into a stock repurchase agreement with Trabian in which Trabian repurchased all the shares held by MVB. Refer to *Note 24 – Acquisitions and Divestitures*.

In September 2025, the Company sold substantially all assets and operations of Victor Technologies, Inc. ("Victor") to Jack Henry & Associates ("Jack Henry"). During the year ended December 31, 2025, the Company recorded a $34.2 million pre-tax gain associated with the sale of Victor that is included in gain on divestiture activity in the consolidated statement of income. Refer to *Note 24 – Acquisitions and Divestitures*.

The Company conducts a wide range of business activities through the Bank, primarily commercial and retail ("CoRe") banking services, as well as Fintech banking.

CoRe Banking

The Company offers its customers a full range of products and services including:

- Various demand deposit accounts, savings accounts, money market accounts and certificates of deposit;
- Commercial, consumer and real estate mortgage loans and lines of credit;
- Debit cards;
- Cashier's checks; and
- Safe deposit rental facilities.

Fintech Banking

The Company provides innovative strategies to independent banking and corporate clients throughout the United States. The Company's dedicated Fintech team specializes in providing banking services to corporate Fintech clients, primarily focusing on operational risk management and compliance. Managing banking relationships with clients in the gaming, payments and banking-as-a-service industries is complex, from an operational and regulatory perspective. Due to this complexity, a limited number of banking institutions serve these industries, which can result in a lack of quality focus on these entities, providing the Company with an expanded pool of potential customers. When serviced safely and efficiently, the Company believes these industries provide a source of stable, lower-cost deposits and noninterest, fee-based income. The Company thoroughly analyzes each industry in which its customers operate, as well as any new products or services provided, from an operational and regulatory perspective.

Professional Services

Paladin Fraud

Paladin Fraud, a wholly-owned subsidiary of the Bank, provides an extensive and customizable suite of fraud prevention services for merchants, credit agencies, Fintech companies and other vendors to help clients and partners defend against threats.

Trabian

Trabian builds digital products and web and mobile applications for forward-thinking community banks, credit unions, digital banks and Fintech companies. Consistent with the Bank's mission to pursue technology to accelerate community finance, Trabian has created technology platforms that have been instrumental to the success of many of today's leading Fintech companies.

As of December 31, 2024, the Bank owned an 80.8% interest in Trabian. In December 2024, the Board of Directors and Finance Committee approved a plan to sell the Bank's controlling interest in Trabian, and as such, Trabian's assets and liabilities were classified as held-for-sale on the consolidated balance sheet as December 31, 2024. In January 2025, the Company entered into a stock repurchase agreement with Trabian in which Trabian repurchased all the shares held by the Company. As a result of the transaction, the Company no longer consolidates Trabian in its financial statements. Refer to *Note 24 – Acquisitions and Divestitures*.

Basis of Presentation

The financial statements are consolidated to include the accounts of the Company and its subsidiaries, including the Bank and the Bank's subsidiaries. In the Company's opinion, the accompanying consolidated financial statements contain all normal recurring adjustments necessary for a fair presentation of its financial statements for interim periods in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") as presented through the Financial Accounting Statement Board's ("FASB") Accounting Standards Codification ("ASC") and with rules and interpretive guidance of the Security and Exchange Commission ("SEC"). All significant intercompany accounts and transactions have been eliminated in consolidated financial statements.

Wholly-owned investments or investments in which the Company has a controlling financial interest, whether majority owned or in certain circumstances a minority interest, are required to be consolidated into its financial statements. The Company evaluates investments in entities on an ongoing basis to determine the need to consolidate.

As of December 31, 2024, the Bank owned an 80.8% controlling interest in Trabian and consolidated 100% of Trabian within the consolidated financial statements. The remaining interests of Trabian were accounted for separately as noncontrolling interest within the Company's consolidated financial statements. Noncontrolling interest represented the portion of ownership and profit or loss that is attributable to the minority owners of this entity.

Unconsolidated investments where the Company has the ability to exercise significant influence over the operating and financial policies of the respective investee are accounted for using the equity method of accounting. Those investments that are not consolidated or accounted for using the equity method of accounting are accounted for under cost or fair value accounting. For investments accounted for under the equity method, the Company records its investment in non-consolidated affiliates and the portion of income or loss in equity in earnings of non-consolidated affiliates. The Company periodically evaluates these investments for impairment. As of December 31, 2025, the Company holds three equity method investments. Refer to *Note 5 – Equity Method Investments* for further information.

Preparation of the Company's consolidated financial statements in accordance with U.S. GAAP requires it to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. These estimates are based upon the best available information and actual results could differ from those estimates. An estimate that is particularly significant to the consolidated financial statements relates to the determination of the allowance for credit losses ("ACL").

In certain instances, amounts reported in prior periods' consolidated financial statements may be reclassified to conform to the current presentation. At December 31, 2025, we elected to reclassify certain securities from investment securities available-for-sale to accrued interest receivable and other assets. This reclassification is reflected on the consolidated balance sheets as of December 31, 2025 and 2024 and within the tables as of December 31, 2025 and 2024 in *Note 2 – Investment Securities*, *Note 17 – Fair Value of Financial Instruments* and *Note 18 – Fair Value Measurements*. For the twelve months ended December 31, 2025, 2024 and 2023, we elected to reclassify the balance of software costs to a separate line item included in noninterest expenses titled software costs. These costs were previously included in the line item included in noninterest expenses titled travel, entertainment, dues and subscriptions. In the statements of cash flows for the years ended December 31, 2025, 2024 and 2023, the stock-based compensation related to equity method investments was reclassified into other assets. In addition, the Company made a revision to correct an immaterial error in the estimated fair value of subordinated debt as of December 31, 2024 in *Note 17 – Fair Value of Financial Instruments*.

The Company has evaluated subsequent events for potential recognition and/or disclosure through the date these consolidated financial statements were issued.

Cash and Cash Equivalents

Cash equivalents include cash on hand, noninterest-bearing and interest-bearing deposits with banks. Interest-bearing deposits with original maturities of 90 days or less are considered cash equivalents. Net cash flows are reported in the consolidated statement of cash flows for loans, deposits and short-term borrowing transactions. As of December 31, 2025 and December 31, 2024 there was no restricted cash.

Investment Securities

Investment securities at the time of purchase are classified as one of the following:

Available-for-Sale Securities - Includes debt securities that will be held for indefinite periods of time. These securities may be sold in response to changes in market interest or prepayment rates, needs for liquidity and changes in the availability of and yield of alternative investments. Such securities are reported at fair value, with unrealized holding gains and losses excluded from earnings and reported as a separate component of stockholders' equity, net of estimated income tax effect. The income tax effect is released when the securities are sold.

The amortized cost of investment in debt securities is adjusted for amortization of premiums and accretion of discounts, computed by a method that results in a level yield. Gains and losses on the sale of investment securities are computed on the basis of specific identification of the adjusted cost of each security.

Equity Securities - Includes equity securities that are adjusted to fair value on a monthly basis, with the change in value recorded in income, as well as equity securities without readily determinable fair values. The Company has elected to measure the equity securities without readily determinable fair values at cost minus impairment, if any, plus or minus changes resulting from observable price changes for underlying transactions for identical or similar investments of new issues.

The Company's investment portfolio includes securities that are in an unrealized loss position as of December 31, 2025. The Company evaluates available-for-sale debt securities to determine whether the unrealized loss is due to credit-related factors or non-credit-related factors. When determining the ACL on securities, the Company considers such factors as adverse conditions specifically related to a certain security or to specific conditions in an industry or geographic area, the time frame securities have been in an unrealized loss position, its ability to hold the security for a period of time sufficient to allow for anticipated recovery in value, whether or not the security has been downgraded by a rating agency and whether or not the financial condition of the security issuer has severely deteriorated.

When debt securities are in an unrealized loss position, the Company first assesses whether it intends to sell, or it is more likely than not that it will be required to sell, the security before recovery of its amortized cost basis. If either of the criteria regarding intent or requirement to sell is met, the security's amortized cost basis is written down to fair value through income. Debt securities that do not meet the aforementioned criteria are evaluated to determine whether the decline in fair value has resulted from credit losses or other factors. In making this assessment, management considers the extent to which fair value is less than amortized cost, any changes to the rating of the security by a rating agency and adverse conditions specifically related to the security, among other factors. If this assessment indicates that an ACL exists, the present value of cash flows expected to be collected from the security are compared to the amortized cost basis of the security. If the present value of cash flows expected to be collected from the security is less than the amortized cost basis, a credit loss exists and an ACL is recorded for the credit loss, limited by the amount that the fair value is less than the amortized cost basis. Any impairment that has not been recorded through an ACL is recognized in other comprehensive income. Changes in the allowance are recorded as provision for, or reversal of, credit loss expense. Losses are charged against the ACL when management believes an available-for-sale security is confirmed to be uncollectible or when either of the criteria regarding intent or requirement to sell is met. Securities are charged-off against the ACL or in the absence of any ACL, written down through income when deemed uncollectible by management or when either of the aforementioned criteria regarding intent or requirement to sell is met.

The Bank is a member of the Federal Home Loan Bank ("FHLB") of Pittsburgh, and as such, is required to maintain a minimum investment in stock of the FHLB that varies with the level of advances outstanding with the FHLB. As of December 31, 2025 and 2024, the Bank holds $2.1 million and $2.0 million of stock, respectively, which is included in accrued interest receivable and other assets. The stock is bought from and sold to the FHLB based upon its $100 per share par value. The stock does not have a readily determinable fair value and as such is classified as restricted stock, carried at cost and evaluated by management for impairment. The stock's value is determined by the ultimate recoverability of the par value rather than by recognizing temporary declines. The determination of whether the par value will ultimately be recovered is influenced by criteria such as the following: (i) a significant decline in net assets of the FHLB as compared to the capital stock amount and the length of time this situation has persisted; (ii) commitments by the FHLB to make payments required by law or regulation and the level of such payments in relation to the operating performance; (iii) the impact of legislative and regulatory changes on the customer base of the FHLB; and (iv) the liquidity position of the FHLB. The Company evaluated the stock and concluded that the stock was not impaired for the periods presented herein.

The Company considered that the FHLB's regulatory capital ratios have improved in the most recent quarters, no issues of liquidity are evident, new shares of FHLB stock continue to trade at the $100 per share par value and the FHLB has repurchased shares of excess capital stock from its members during 2025 and 2024.

Loans and Allowance for Credit Losses

The Company's methodology for determining the ACL is based on the requirements of ASC Topic 326, *Financial Instruments - Credit Losses* ("ASC 326"). Loans are stated at amortized cost basis, reduced by an ACL. Loans are considered non-accrual when scheduled principal or interest payments are 90 days past due, unless the loan is well secured and in the process of collection. Interest income on loans is recognized on an accrual basis. The ACL is maintained at a level deemed adequate to absorb forecasted losses over the remaining life of each loan within the portfolio. The Company consistently applies a quarterly loan review process to continually evaluate loans for changes in credit risk. This process serves as the primary means by which the Company evaluates the adequacy of the ACL, and is based upon periodic review of the collectability of loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

The allowance consists of specific and general components. The specific component relates to loans that are individually analyzed using either collateral based or cash flow based valuation methodology. The general component covers all loans that are not individually analyzed. These loans are measured on a collective basis and are pooled with other loans that share similar characteristics. The Company has determined there to be several different portfolio segments sharing similar risk characteristics within the loan portfolio. Factors considered in this process include general loan terms, collateral and availability of historical data to support the analysis, with the initial segmentation based on call report loan codes.

The ACL is calculated for each segment using a discounted cash flow methodology at the loan level, with loss rates, prepayment assumptions and curtailment assumptions driven by each loan's collateral type. The consumer loan segment uses a remaining life methodology using straight-line amortization over the remaining life of the portfolio, due to unique characteristics of this pool.

Through a loss driver analysis, a forecasting model that correlates specific economic factors with credit quality of each loan segment was developed. Peer bank data was identified and used in this process, as the Company did not have adequate quarterly loan data to analyze over the look-back period to 2007. After analyzing both historical peer loan data and various economic factors over the same look-back period, two economic variables, national GDP and national unemployment rate, were identified as showing the highest correlation to the performance of the loans within each of the pooled segments. Within each loan segment forecast, these two economic variables are forecasted based on expected trends over a 12-month period. This quarterly average is then maintained for the life of the loan segment. These variables are used to produce an estimated probability of default for each quarterly period and, through a proprietary model, also calculate a loss given default factor to estimate overall losses. Benchmark studies are prepared for prepayment and curtailment rate estimates for each loan segment, as well as recovery lag estimates. With all these factors combined, a forecasted allocation rate is produced for each loan segment.

Certain qualitative factors are evaluated to determine additional inherent risks in the loan portfolio, which are not necessarily reflected in the loss forecasting models. These factors are then added to the forecasted allocation percentages to get the adjusted factor to be applied to the pooled loans on a weighted basis. The following qualitative factors are analyzed:

- Lending policies and procedures

- Nature and volume of the portfolio
- Experience and ability of lending management and staff
- Volume and severity of problem credits
- Quality of the loan review system
- Value of the underlying collateral
- Concentrations of credit and changes in the levels of such concentrations
- Economic and business conditions & consumer sentiment
- Other external factors

The Company analyzes its loan portfolio each quarter to determine the appropriateness of its ACL.

A loan that has deteriorated and requires additional collection efforts by the Bank could warrant non-accrual status. A thorough review is presented to the Chief Credit Officer and/or the Special Assets Review Committee ("SARC"), as required with respect to any loan which is in a collection process and to make a determination as to whether the loan should be placed on non-accrual status. The placement of loans on non-accrual status is subject to applicable regulatory restrictions and guidelines. Generally, loans should be placed in non-accrual status when the loan reaches 90 days past due, when it becomes likely the borrower cannot or will not make scheduled principal or interest payments, when full repayment of principal and interest is not expected or when the loan displays potential loss characteristics. Normally, all accrued interest is reversed against interest income when a loan is placed in non-accrual status, unless the Company believes it is likely the accrued interest will be collected. Any payments subsequently received are applied to principal. To remove a loan from non-accrual status, all principal and interest due must be paid up to date and the Bank is reasonably sure of future satisfactory payment performance. Usually, this requires a six-month recent history of payments due. Removal of a loan from non-accrual status requires the approval of the Chief Credit Officer and/ or SARC.

Loans are moved to individual analysis when, based on current information and events, the loan no longer exhibits similar risk characteristics as its pool and the Company analyzes the loan individually on a collateral or cash flow basis. Once the determination has been made that a loan is to be individually analyzed, the amount of potential credit loss is measured using one of two valuation methods: (i) the present value of expected future cash flows discounted at the loan's effective interest rate; or (ii) the fair value of the collateral less selling costs. The method is selected on a loan-by-loan basis, with management primarily utilizing the fair value of collateral method. The evaluation of the need and amount of a specific allocation of the allowance and whether a loan is be removed from individual analysis status is made on a quarterly basis.

The Company determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record and the amount of the shortfall in relation to the principal and interest owed. Once identified, the Bank's ongoing communications with the borrower allow evaluation of the significance of the payment delays and the circumstances surrounding the loan and the borrower. When the Bank determines that foreclosure is probable or when the borrower is experiencing financial difficulty at the reporting date and repayment is expected to be substantially through the operation or sale of the collateral, expected credit losses are based on the fair value of the collateral at the reporting date, adjusted for selling costs as appropriate.

To estimate the liability for off-balance sheet credit exposures, management analyzes the portfolios of unfunded commitments based on the same segmentation used for the ACL calculation. The estimated funding rate for each segment was derived from a funding rate study created by a third-party vendor, which analyzed funding of various loan types over time to develop industry benchmarks at the call report code level. Once the estimated future advances were calculated, the allocation rate applicable to that portfolio segment was applied in the same manner as those used for the ACL calculation. The resulting estimated loss allocations were totaled to determine the liability for unfunded commitments related to these loans, which management considers necessary to anticipate potential losses on those commitments that have a reasonable probability of funding.

The Company defers loan origination and commitment fees and direct loan origination costs and the net amount is amortized as an adjustment of the related loan's yield.

Loans Held-for-Sale

Loans originated or purchased with the intent to sell are designated as held-for-sale. Loans held-for-sale are carried at fair value, which is determined using quoted secondary market prices or investor commitments when possible. If no such quoted price exists, the fair value of a loan is determined using quoted prices for a similar asset or assets, adjusted for the specific attributes of that loan, which would be used by other market participants. Loans are occasionally transferred between the held-for-sale and held-for-investment classifications based on management's intent and ability to hold or sell loan, which may be impacted by secondary market conditions, loan credit quality or other factors.

Premises and Equipment

Premises and equipment are carried at cost, less accumulated depreciation, while land is carried at cost. Depreciation expense is computed by the straight-line-method based on the estimated useful lives of assets, which range from seven to 40 years for buildings, three to 10 years for furniture, fixtures and equipment, three years for software and lesser of useful life or lease term for leasehold improvements.

Software Development

Software that the Company develops for internal use may be capitalized when costs are incurred after the preliminary project stage has ended and the application development stage begins. The application development stage includes designing, coding, installing and testing the software. Once the software has been implemented, costs for training and maintenance are expensed as incurred. Capitalized internal use software development costs are included in premises and equipment in the accompanying consolidated balance sheets.

Bank-Owned Life Insurance

Bank-owned life insurance represents life insurance on the lives of certain of the Company's employees who have provided positive consent allowing it to be the beneficiary of such policies. These policies are recorded at their cash surrender value or the amount that can be realized upon surrender of the policy. Income from these policies is not subject to income taxes and is recorded as noninterest income.

Equity Method Investments

Investments in companies in which the Company has significant influence over the operating and financing decisions are accounted for using the equity method of accounting. Determining if the Company has significant influence requires judgment based on the facts and circumstances of each investment including level of ownership, legal structure and other qualitative factors which impact its ability to influence the investee's operations, and the Company reviews the facts and circumstances each reporting period to determine if it still has significant influence. Equity method investments are initially recorded at cost, including costs to acquire the investment. At the time of investment, the Company may make a one-time election to record its proportionate share of earnings of the investee on a lag of no more than three months. This election may be made on an investment by investment basis. The Company reviews equity method investments for impairment if there are events or changes in circumstances which indicate the carrying amount of the investment might not be recoverable.

Intangible Assets and Goodwill

Goodwill is the purchase premium after adjusting for the fair value of net assets acquired. Goodwill is not amortized, but is reviewed for potential impairment on an annual basis, or when events or circumstances indicate a potential impairment, at the related reporting unit level. The goodwill impairment test involves comparing the fair value of the reporting unit with its carrying value, including goodwill. If the fair value of the reporting unit exceeds its carrying value, goodwill of the reporting unit is considered not impaired; however, if the carrying value of the reporting unit exceeds its fair value, an impairment charge must be recorded. An impairment loss recognized cannot exceed the amount of goodwill assigned to a reporting unit. An impairment loss establishes a new basis in the goodwill and subsequent reversals of goodwill impairment losses are not permitted under applicable accounting guidance.

For intangible assets subject to amortization, the recoverability test is performed when a triggering event occurs and an impairment loss is recognized if the carrying value of the intangible asset exceeds fair value and is not recoverable. The carrying value of the intangible asset is considered not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use of the asset. Intangible assets deemed to have indefinite useful lives are not subject to amortization. An impairment loss is recognized if the carrying value of the intangible asset with an indefinite life exceeds its fair value.

Derivative Instruments

Interest Rate Swaps

The Company entered into interest rate swap agreements to facilitate the risk management strategies of a small number of commercial banking clients. The Company mitigates this risk by entering into equal and offsetting interest rate swap agreements with highly rated third-party financial institutions. The interest rate swap agreements are free-standing derivatives and are recorded at fair value on the Company's consolidated balance sheet. Fair value changes are recorded in noninterest income in the Company's consolidated statements of income.

Fair Value Hedges

The Company uses interest rate swaps, designated as fair value hedges, to mitigate exposure to changes in the fair value of certain fixed-rate loans and available-for-sale securities attributable to changes in benchmark interest rates. The Company applies the portfolio layer method hedge accounting approach, which allows the Company to designate a specified portion (layer) of closed portfolios of prepayable financial assets as the hedged item. Under the portfolio layer method, the hedged items are designated as a hedged layer of closed portfolios of financial loans and municipal bonds that are anticipated to remain outstanding for the designated hedged periods. Changes in fair value of the interest rate swaps and changes in the fair value of the hedged loan and security portfolios attributable to changes in the hedged risk are both recognized in current period earnings as adjustments to interest income. The effective portion of the hedge relationship offsets in earnings, with any hedge ineffectiveness also recognized in interest income in the current period.

Embedded Derivatives

The Company enters into various contracts through the normal course of business and occasionally a contract may include terms and conditions that create an embedded derivative. An embedded derivative may occur even though the purpose of the contract is not intended to be a derivative contract. Components of a contract should be assessed to determine if they meet the definition of a derivative. If it does, the Company must then assess whether the embedded derivative is clearly and closely related to its host instrument. If the derivative is not clearly and closely related to the host contract, the embedded derivative must be separated from the host instrument and accounted for as a separate derivative.

Servicing Assets

Servicing assets are recorded when the Bank originates and sells loans and retains the servicing on those loans. On a monthly basis, the Company tracks the amount of loans that are sold with servicing retained. The Company determines the servicing rights fair value, which is then recorded as an asset and amortized over the period of estimated net servicing revenues. The servicing assets are evaluated for impairment quarterly. Servicing loans for others generally consists of collecting payments from borrowers, maintaining escrow accounts, remitting payments to third-party investors and, when necessary, foreclosure processing. Serviced loans are not included on the consolidated balance sheets. At December 31, 2025 and 2024, the value of servicing assets was $1.1 million and $1.4 million, respectively, which is included in accrued interest receivable and other assets in the Company's consolidated balance sheets.

The Company has the ability to sell the guaranteed portion of loans originated through the SBA's 7(a) program. All SBA loan sales are executed on a servicing retained basis. The Company is required to retain a minimum of 10% of the principal balance in accordance with SBA regulations. Any gain on sale recognized as income is the sum of the premium on the guaranteed portion of the loan and the fair value of the servicing assets recognized, less the discount recorded on the unguaranteed portion of the loan that is retained. The remaining unguaranteed portion of the loan is presented net of the discount, which is recognized as interest income over the underlying loan's remaining term, using the effective interest method.

Foreclosed Assets Held for Resale

Foreclosed assets held for resale acquired in satisfaction of mortgage obligations and in foreclosure proceedings are recorded at fair value, less estimated selling costs at the time of foreclosure, establishing a new cost basis, with any valuation adjustments charged to the ACL. In subsequent periods, foreclosed assets are recorded at the lower of cost or fair value, less any costs to sell. Costs relating to improvement of the property are capitalized, while holding costs of the property are charged to other loan origination and maintenance expense in the period incurred. Subsequent declines in fair value and gains or losses on sale are recorded in other noninterest expense. Foreclosed assets held for resale are included in accrued interest receivable and other assets in the consolidated balance sheet.

Fair Value Measurements

Accounting standards require that the Company adopt fair value measurement for financial assets and financial liabilities. This enhanced guidance for using fair value to measure assets and liabilities applies whenever other standards require or permit assets or liabilities to be measured at fair value. This guidance does not expand the use of fair value in any new circumstances.

The following summarizes the methods and significant assumptions the Company use in estimating its fair value disclosures for financial instruments.

Level I: Quoted prices are available in active markets for identical assets or liabilities as of the reported date.

Level II: Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the reported date. The nature of these assets and liabilities include items for which quoted prices are available, but traded less frequently, and items that are fair valued using other financial instruments, the parameters of which can be directly observed.

Level III: Assets and liabilities that have little to no pricing observability as of the reported date. These items do not have two-way markets and are measured using management's best estimate of fair value, where the inputs into the determination of fair value require significant management judgment or estimation.

Transfers of assets and liabilities between levels within the fair value hierarchy are recognized when an event or change in circumstances occurs.

Revenue Recognition

The Company records revenue from contracts with customers in accordance with ASC 606, *Revenue from Contracts with Customers* ("ASC 606"). Under ASC 606, the Company must identify the contract with a customer, identify the performance obligations in the contract, determine the transaction price, allocate the transaction price to the performance obligations in the contract and recognize revenue when (or as) the Company satisfies a performance obligation.

The Company's primary sources of revenue are derived from interest and fees earned on loans, investment securities and other financial instruments, which are not within the scope of ASC 606. The Company has evaluated the nature of its contracts with customers and determined that its revenue from contracts with customers is appropriately disaggregated in its consolidated statement of income. The Company generally fully satisfies its performance obligations on its contracts with customers as services are rendered and the transaction prices are typically fixed within each contract, charged either on a periodic basis or based on activity. Because performance obligations are satisfied as services are rendered and the transaction prices are fixed, there is little judgment involved in the Company applying ASC 606 that significantly affects the determination of the amount and timing of revenue from contracts with customers. Contract liabilities, which primarily relate to consulting income contracts, are included in accrued interest payable and other liabilities in the consolidated balance sheets.

The following table summarizes the value of contract liabilities at December 31, 2025 and 2024:

(Dollars in thousands)	2025	2024
Balance, beginning of period	$ 317	$ 718
Revenue recognized	(317)	(401)
Balance, end of period	$ —	$ 317

Payment Card and Service Charge Income

Payment card and service charge income are comprised of service charges on accounts and interchange and debit card transaction fees. Service charges on accounts consist of account analysis fees, monthly service fees, check orders and other account related fees. The Company's performance obligation for account analysis fees and monthly service fees is generally satisfied and the related revenue recognized over the period in which the service is provided. Check orders and other account related fees are largely transaction based, and therefore the Company's performance obligation is satisfied and related revenue recognized at a point in time. Payment for service charges on accounts is primarily received immediately or in the following month through a direct charge to customers' accounts.

Interchange and debit card transaction fees are primarily comprised of interchange fees earned whenever the Bank's debit and credit cards are processed through card payment networks. The Bank's performance obligation for debit card and interchange income is generally satisfied, and the related revenue recognized, on a transaction basis. Payment is typically received immediately or in the following month. The Company also enters into interchange arrangements with minimum commitment fees. Minimum commitment fees are recognized ratably, until such time that minimum commitment fees are exceeded or expected to be exceeded.

Compliance and Consulting Income

Compliance and consulting income is primarily comprised revenue generated by Paladin Fraud, and formerly Trabian. Paladin Fraud provides an extensive and customizable suite of fraud prevention services for merchants, credit agencies, Fintech companies and other vendors to help clients and partners defend against threats. Trabian provided consulting for the development of online and mobile banking platforms and digital products for Fintech companies. Related contracts are accounted for after they have been approved by all parties to the arrangement, the rights of the parties are identified, payment terms are identified, the contract has commercial substance and collectability of consideration is probable. The services promised are then evaluated in each contract at inception to determine whether the contract should be accounted for as having one or more performance obligations. Paladin Fraud and Trabian's services included in the Company's contracts are distinct from one another. The transaction price for each contract is determined based upon the consideration expected to be received for the distinct services being provided under the contract. Revenue is recognized as performance obligations are satisfied and the customer obtains control of the goods or services provided. In determining when performance obligations are satisfied, factors considered include contract terms, payment terms and whether there is an alternative future use of the product or service. Consulting engagements may vary in length and scope, but will generally include the review and/or preparation of regulatory filings, business plans, financial models and other risk management services to customers within financial industries. Revenue from consulting services is recognized on a pro rata basis based upon actual labor hours completed as compared to budgeted labor hours for the deliverable.

Other Operating Income

Other operating income is primarily comprised of automatic teller machine ("ATM") fees, wire transfer fees, travelers check fees, revenue streams such as safe deposit box rental fees and other miscellaneous service charges. ATM fees, wire transfer fees and travelers check fees are primarily generated when a Bank's cardholder uses a non-Bank ATM or a non-Bank cardholder uses a Bank ATM. Safe deposit box rental fees are charged to the customer on an annual basis and recognized upon receipt of payment. The Bank determined that as rentals and renewals occur fairly consistently over time, revenue is recognized on a basis consistent with the duration of the performance obligation. Other service charges include revenue from processing wire transfers, bill pay service, cashier's checks and other services. The Bank's performance obligations for fees and other service charges are largely satisfied, and related revenue recognized, when the services are rendered. Payment is typically received immediately or in the following month. The Bank's performance obligation for the gains and losses on sales of other real estate owned is satisfied, and the related revenue recognized, after each sale of other real estate owned is closed.

Stock-Based Compensation

Stock-based compensation cost is recognized for stock options and restricted stock units ("RSUs"), including time- and performance-based RSUs, issued to employees, based on the fair value of these awards at the date of grant. A Black-Scholes model is utilized to estimate the fair value of stock options. Compensation expense is recognized over the requisite service period, generally defined as the vesting period. For awards with graded vesting, compensation cost is recognized on a straight-line basis over the requisite service period for the entire award. The Company accounts for forfeitures as they occur rather than estimating expected forfeitures. When an award is forfeited, previously recognized compensation expense is reversed in the period of the forfeiture.

Comprehensive Income

Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available-for-sale securities, minimum pension liability and investment hedges, are reported as a separate component of the equity section of the consolidated balance sheets.

Such items, along with net income, are components of comprehensive income.

Income Taxes

The amount reflected as income taxes represents federal and state income taxes on financial statement income. Certain items of income and expense, primarily the provision for credit losses, allowance for losses on foreclosed assets held for resale, depreciation and accretion of discounts on investment securities are reported in different accounting periods for income tax purposes. The Company and the Bank file a consolidated federal income tax return. Deferred tax assets and liabilities are computed based on the difference between the financial statement basis and income tax bases of assets and liabilities using the enacted marginal tax rates. Deferred income tax expenses or benefits are based on the changes in the net deferred tax asset or liability from period to period. Deferred tax assets and liabilities are the result of timing differences in recognition of revenue and expense for financial statement and income tax purposes. No deferred income tax valuation allowance is provided as the Company believes it is more likely than not that realization of the deferred income tax asset will occur in the future.

The Company prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of a tax position taken, or expected to be taken, in a tax return. Benefits from tax positions should be recognized in the financial statements only when it is more likely than not that the tax position will be sustained upon examination by the appropriate taxing authority that would have full knowledge of all relevant information. A tax position that meets the more likely than not recognition threshold is measured at the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement. Tax positions that previously failed to meet the more likely than not recognition threshold should be recognized in the first subsequent financial reporting period in which that threshold is met. Previously recognized tax positions that no longer meet the more likely than not recognition threshold should be reversed in the first subsequent financial reporting period in which that threshold is no longer met. There is currently no liability for uncertain tax positions and no known unrecognized tax benefits. With limited exception, the Company's federal and state income tax returns for taxable years through 2020 have been closed for purposes of examination by the federal and state taxing jurisdictions.

Operating Segments

An operating segment is defined as a component of an enterprise that engages in business activities that generates revenue and incurs expense, and the operating results of which are reviewed by the chief operating decision maker in the determination of resource allocation and performance. While the Company's chief operating decision makers ("CODMs") monitor the revenue streams of its various products and services, operations are managed and financial performance is evaluated on a company-wide basis. The Company has identified three reportable segments: CoRe Banking, Mortgage Banking and Financial Holding Company.

Transfers of Financial Assets

Transfers of financial assets are accounted for as sales when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when: (i) the assets have been isolated from us, (ii) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets and (iii) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Recently Issued Accounting Pronouncements

In November 2024, the FASB issued ASU 2024-03, *Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40)*. The amendments improve the disclosures about a public business entity's expenses and address requests from investors for more detailed information about the types of expenses (including purchases of inventory, employee compensation, depreciation, amortization and depletion) in commonly presented expense captions (such as cost of sales and research and development). The amendments are effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. The Company is currently evaluating the impact these changes may have on its consolidated financial statements.

In September 2025, the FASB issued ASU 2025-06, *Intangibles - Goodwill and Other - Internal-Use Software (Subtopic 350-40)*. The amendments improve the disclosures about software costs that are accounted for under Subtopic 350-40, *Intangibles - Goodwill and Other - Internal-Use Software*. The amendments are effective for all entities for annual reporting periods beginning after December 15, 2027, and interim reporting periods within those annual reporting periods. The Company opted to early adopt the amendments effective January 1, 2026 on a prospective basis. Entities that choose the prospective transition approach apply the guidance to new software costs incurred for all projects as of the beginning of the period of adoption. Adoption of the amendments is not expected to have a material impact on the Company's consolidated financial statements.

In November 2025, the FASB issued ASU 2025-08, *Financial Instruments - Credit Losses (Topic 326).* The amendments change the accounting for purchased seasoned loans, which are to be accounted for using the gross-up approach, which will enhance comparability and consistency in the accounting for acquired financial assets. The amendments are effective for all entities for annual reporting periods beginning after December 15, 2026. The Company opted to early adopt the amendments effective January 1, 2026. Adoption of the amendments is not expected to have a material impact on the Company's consolidated financial statements.

In November 2025, the FASB issued ASU 2025-09, *Derivatives and Hedging (Topic 815): Hedge Accounting Improvements*. The amendments are intended to more closely align hedge accounting with the economics of an entity's risk management activities. The amendments are effective for public business entities for annual reporting periods beginning after December 15, 2026. The Company is currently evaluating the impact these changes may have on its consolidated financial statements.

Recently Adopted Accounting Pronouncement

In December 2025, the Company adopted ASU 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures*. The amendments require disaggregated information about a reporting entity's effect tax rate reconciliation, as well as information on income taxes paid. Public entities are required to disclose additional information in specified categories with respect to the reconciliation of the federal, state and foreign statutory rate to the entity's effective tax rate. The amendments also require greater detail about individual reconciling items in the rate reconciliation to the extent that the impact of those items exceeds a specified threshold. The amendments are effective for fiscal years beginning after December 15, 2024. The Company applied this ASU to its income taxes disclosures as further described in *Note 9 – Income Taxes.*

Note 2 – Investment Securities

Amortized cost and fair values of investment securities available-for-sale at December 31, 2025 are summarized as follows:

(Dollars in thousands)	Amortized Cost		Unrealized Gain		Unrealized Loss		Fair Value	
United States government agency securities	$	24,500	$	30	$	(2,476)	$	22,054
United States sponsored mortgage-backed securities		295,958		3,044		(9,509)		289,493
United States treasury securities		4,998		—		(13)		4,985
Municipal securities		63,205		39		(6,785)		56,459
Corporate debt securities		29,941		207		(129)		30,019
Other debt securities		7,500		—		—		7,500
Total investment securities available-for-sale	$	426,102	$	3,320	$	(18,912)	$	410,510

Amortized cost and fair values of investment securities available-for-sale at December 31, 2024 are summarized as follows:

(Dollars in thousands)	Amortized Cost		Unrealized Gain		Unrealized Loss		Fair Value	
United States government agency securities	$	45,449	$	10	$	(5,613)	$	39,846
United States sponsored mortgage-backed securities		161,032		130		(13,582)		147,580
United States treasury securities		106,095		—		(2,120)		103,975
Municipal securities		114,845		28		(12,733)		102,140
Corporate debt securities		9,943		67		(92)		9,918
Other debt securities		7,500		—		—		7,500
Total investment securities available-for-sale	$	444,864	$	235	$	(34,140)	$	410,959

The following table summarizes amortized cost and fair values of debt securities by maturity:

	December 31, 2025			
	Available for sale			
(Dollars in thousands)	Amortized Cost		Fair Value	
Within one year	$	5,747	$	5,736
After one year, but within five years		21,724		21,529
After five years, but within ten years		42,637		41,257
After ten years		355,994		341,988
Total	$	426,102	$	410,510

The table above reflects contractual maturities. Actual results will differ as the loans underlying the mortgage-backed securities may repay sooner than scheduled.

Investment securities with a carrying value of $162.4 million and $247.4 million at December 31, 2025 and 2024, respectively, were pledged to secure public funds, repurchase agreements and potential borrowings at the Federal Reserve discount window.

The Company's investment portfolio includes securities that are in an unrealized loss position as of December 31, 2025. The Company evaluates available-for-sale debt securities to determine whether the unrealized loss is due to credit-related factors or non-credit-related factors. When determining the ACL on securities, the Company considers such factors as adverse conditions specifically related to a certain security or to specific conditions in an industry or geographic area, its ability to hold the security for a period of time sufficient to allow for anticipated recovery in value, whether or not the security has been downgraded by a rating agency and whether or not the financial condition of the security issuer has severely deteriorated.

The following table summarizes the activity in the ACL related to available-for-sale debt securities during the twelve months ended December 31, 2025 and 2024.

| (Dollars in thousands) | Twelve Months Ended | | | |
	December 31, 2025		December 31, 2024	
ACL, beginning of period	$	—	$	—
Provision for credit losses		1,000		1,000
Charge-offs		(1,000)		(1,000)
ACL, end of period	$	—	$	—

Although the available-for-sale debt securities in an unrealized loss position would result in a pretax loss of $18.9 million if sold at December 31, 2025, the Company has no intent to sell the applicable securities at such fair values, and maintain that it has the ability to hold these securities until all amortized cost basis has been recovered. It is more likely than not that the Company will not, for liquidity purposes, sell any securities at a loss. Declines in the fair values of these securities can be attributed to general market conditions, which reflect the prospect for the economy as a whole, rather than credit-related conditions. Therefore, the Company has no ACL as of December 31, 2025.

The following tables show the number and amount of available-for-sale debt securities in an unrealized loss position for which an ACL has not been recorded as of December 31, 2025 and December 31, 2024, aggregated by investment category and length of time that the individual securities have been in a continuous loss position:

| (Dollars in thousands) | Less than 12 months | | 12 months or more | |
Description and number of positions	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
United States government agency securities (17)	$ 433	$ (1)	$ 18,726	$ (2,475)
United States sponsored mortgage-backed securities (57)	48,138	(224)	66,182	(9,285)
United States treasury securities (1)	—	—	4,986	(13)
Municipal securities (126)	1,057	(13)	53,533	(6,772)
Corporate debt securities (17)	16,789	(117)	1,988	(12)
	$ 66,417	$ (355)	$ 145,415	$ (18,557)

| (Dollars in thousands) | Less than 12 months | | 12 months or more | |
Description and number of positions	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
United States government agency securities (28)	$ 5,956	$ (264)	$ 32,854	$ (5,349)
United States sponsored mortgage-backed securities (75)	92,929	(2,291)	44,444	(11,291)
United States treasury securities (23)	—	—	103,975	(2,120)
Municipal securities (201)	17,613	(1,425)	83,592	(11,308)
Corporate securities (6)	990	(10)	2,818	(82)
	$ 117,488	$ (3,990)	$ 267,683	$ (30,150)

The following table summarizes the investment sales and related gains and losses in 2025, 2024 and 2023:

(Dollars in thousands)	2025	2024	2023
Proceeds from sales of available-for-sale securities	$ 95,705	$ 24,327	$ 54,531
Gains, gross	403	658	—
Losses, gross	(7,842)	—	(1,536)
Proceeds from sales of equity securities	$ 769	$ 143	$ 566
Gains, gross	118	103	25
Losses, gross	—	—	(294)
Holding gains on equity securities	$ 3,661	$ 1,184	$ 146

The loss on sale of available-for-sale securities for the year ended December 31, 2025 was primarily driven by a strategic repositioning of the Company's securities portfolio during the third quarter of 2025, which resulted in a net loss of approximately $7.6 million.

Equity Securities

Equity securities totaling $50.6 million and $42.6 million at December 31, 2025 and December 31, 2024, respectively, primarily consist of investments in private entities within the Fintech industry and these investments may not be as liquid as the Company's investments in other types of securities. The $8.0 million increase in the equity securities balance as of December 31, 2025 compared to December 31, 2024 was driven by $5.0 million of new investments and $3.7 million of net holding gains on equity securities, partially offset by sales of equity securities of $0.7 million. At December 31, 2025 and December 31, 2024, equity securities without readily determinable fair values were carried at cost minus impairment, if any, plus or minus changes resulting from observable price changes for underlying transactions for identical or similar investments of new issues and totaled $43.1 million and $37.6 million, respectively. At December 31, 2025 and December 31, 2024, equity securities recorded at net asset value totaled $7.5 million and $5.0 million, respectively.

Note 3 – Loans and Allowance for Credit Losses

The components of loans in the Consolidated Balance Sheet at December 31, were as follows:

(Dollars in thousands)	2025	2024
Commercial:		
Business	$ 686,245	$ 668,458
Real estate	906,336	632,898
Acquisition, development and construction	116,784	115,500
Total commercial	$ 1,709,365	$ 1,416,856
Residential real estate	599,094	650,708
Home equity lines of credit	9,969	12,933
Consumer	25,599	18,620
Total loans	$ 2,344,027	$ 2,099,117
Deferred loan origination costs, net of fees	(864)	1,014
Loans receivable	$ 2,343,163	$ 2,100,131

Commercial loans include shared national credits, which are participations in loans or loan commitments of at least $100.0 million that are shared by three or more banks. As of December 31, 2025, the Bank had five shared national credit relationships with an aggregate commitment for $104.8 million and an aggregate outstanding balance of $89.7 million. These shared national credits are classified as pass rated and all payments are current and the loans are performing in accordance with their contractual terms. The Bank's accounting policies for shared national credits, including our charge off and reserve policy, are consistent with the significant accounting policies disclosed in our financial statements for the total loan portfolio. Shared national credits are subject to the same underwriting guidelines as loans originated by the Bank and are subject to annual reviews where the risk rating of the loan is evaluated. Additionally, the Bank routinely obtains updated financial information and performs a financial analysis on a regular basis to ensure that the borrower can comply with the financial terms of the loan. The information used in the analysis is provided by the borrower through the agent bank.

Loans serviced for others are not included in the accompanying consolidated balance sheets. The amortized cost basis of loans serviced for others requiring recognition of a servicing asset were $126.4 million and $171.6 million at December 31, 2025 and 2024, respectively.

The Company currently manages its loan portfolios and the respective exposure to credit losses (credit risk) by the specific portfolio segments shown below. The Company's loan portfolio segmentation is based primarily on call report codes, which are levels at which the Company develops and documents its systematic methodology to determine the ACL attributable to each respective portfolio segment. The ACL portfolio segments are aggregated into broader segments in order to present informative yet concise disclosures within this document, as follows:

Commercial business loans – Commercial business loans are made to provide funds for equipment and general corporate needs, as well as to finance owner-occupied real estate, and to finance future cash flows of federal government lease contracts. Repayment of these loans primarily uses the funds obtained from the operation of the borrower's business. Commercial business loans also include lines of credit that are utilized to finance a borrower's short-term credit needs and/or to finance a percentage of eligible receivables and inventory. This segment includes both internally originated and purchased participation loans. Credit risk arises from the successful operation of the business, which may be affected by competition, rising interest rates, regulatory changes and adverse conditions in the local and regional economy. Commercial business loans include the following ACL segments: commercial and industrial (including both healthcare and SBA subsegments), commercial real estate owner-occupied (including both healthcare and SBA subsegments), government leases and other loans.

Commercial real estate loans – Commercial real estate loans consist of non-owner occupied properties, such as investment properties for retail, office and multifamily with a history of occupancy and cash flow. This segment includes both internally originated and purchased participation loans. These loans carry the risk of adverse changes in the local economy and a tenant's deteriorating credit strength, lease expirations in soft markets and sustained vacancies, which can adversely impact cash flow. Commercial real estate loans include the following ACL segments: commercial real estate non-owner occupied (including both healthcare and SBA subsegments).

Commercial acquisition, development and construction loans – Commercial acquisition, development and construction loans are intended to finance the construction of commercial and residential properties, and also includes loans for the acquisition and development of land. Construction loans represent a higher degree of risk than permanent real estate loans and may be affected by a variety of factors such as the borrower's ability to control costs and adhere to time schedules and the risk that the market may not absorb constructed units within the anticipated time frame or at the anticipated price. The loan commitment on these loans often includes an interest reserve that allows the lender to periodically advance loan funds to pay interest charges on the outstanding balance of the loan. Commercial acquisition, development and construction loans include the following ACL segments: other construction (including an SBA subsegment).

Residential real estate – This residential real estate segment contains permanent and construction mortgage loans principally to consumers, but also includes loans to residential real estate developers, secured by residential real estate, which the Company previously presented under commercial acquisitions, development and construction loans under the incurred loss model. Residential real estate loans to consumers are evaluated for the adequacy of repayment sources at the time of approval, based upon measures including credit scores, debt-to-income ratios and collateral values. Credit risk arises from the continuing financial stability of the borrower and, where applicable, the builder, which can be adversely impacted by job loss, divorce, illness or personal bankruptcy, among other factors. Residential real estate secured loans to developers represent a higher degree of risk than permanent real estate loans and may be affected by a variety of factors such as the borrower's ability to control costs and adhere to time schedules and the risk that the market may not absorb constructed units within the anticipated time frame or at the anticipated price. Also impacting credit risk would be a shortfall in the value of the residential real estate in relation to the outstanding loan balance in the event of a default or subsequent liquidation of the real estate collateral. Residential real estate loans include the following ACL segments: residential and residential construction (including SBA subsegment).

Home equity lines of credit – This segment includes subsegments for senior lien and subordinate lien lines of credit. Credit risk is similar to residential real estate loans described above as it is subject to the borrower's continuing financial stability and the value of the collateral securing the loan.

Consumer loans – This segment of loans includes primarily installment loans and personal lines of credit. Consumer loans include installment loans used by clients to purchase automobiles, boats and recreational vehicles. Credit risk is similar to residential real estate loans described above as it is subject to the borrower's continuing financial stability and the value of the collateral securing the loan. This segment primarily includes loans purchased from a third-party originator that originates loans in order to finance the purchase of personal automotive vehicles. Credit risk is unique as this segment includes only those loans provided to consumers who cannot typically obtain financing through traditional lenders. As such, these loans are subject to a higher risk of default than the typical consumer loan. Consumer loans include the following ACL segments: subprime consumer automotive and consumer.

As of December 31, 2025, the Bank's other real estate owned balance totaled $0.6 million. The other real estate owned balance consists of one residential mortgage with a balance of $0.1 million and one commercial loan from the Company's acquisition of The First State Bank ("First State") in 2020 with a balance of $0.5 million. As of December 31, 2025, there was one residential mortgage in the process of foreclosure with a loan balance totaling $0.4 million.

As of December 31, 2024, the Bank's other real estate owned balance totaled $2.8 million. The other real estate owned balance consists of two residential mortgages with a balance of $2.3 million and one commercial loan from the Company's acquisition of First State in 2020 with a balance of $0.5 million. As of December 31, 2024, there were seven residential mortgages in the process of foreclosure with a loan balance totaling $3.1 million.

Bank management uses a nine-point internal risk rating system to monitor the credit quality of the overall loan portfolio. The first six categories are considered not criticized and are aggregated as "Pass" rated. The criticized rating categories utilized by management generally follow bank regulatory definitions.

Loans categorized as "Pass" rated have adequate sources of repayment, with little identifiable risk of collection and general conformity to the Bank's policy requirements, product guidelines and underwriting standards. Any exceptions that are identified during the underwriting and approval process have been adequately mitigated by other factors.

Loans categorized as "Special Mention" rated have potential weaknesses that deserve management's close attention. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for the asset or in the institution's credit position at some future date. Special mention assets are not adversely classified and do not expose the institution to sufficient risk to warrant adverse classification.

Loans categorized as "Substandard" rated are inadequately protected by the current sound worth and paying capacity of the borrower or of the collateral pledged, if any. Loans so classified must have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt and are characterized by the distinct possibility that the institution will sustain some loss if the deficiencies are not corrected.

Loans categorized as "Doubtful" rated have all the weakness inherent in those classified Substandard with the added characteristic that the weakness makes collections or liquidation in full, on the basis of currently known facts, conditions and values, highly questionable and improbable. However, these loans are not yet rated as loss because certain events may occur which would salvage the debt.

Any portion of a loan that has been or is expected to be charged off is placed in the "Loss" category.

To help ensure that risk ratings are accurate and reflect the present and future capacity of borrowers to repay a loan as agreed, the Bank has a structured loan rating process with several layers of internal and external oversight. Generally, consumer and residential mortgage loans are included in the Pass categories, unless a specific action, such as past due status, bankruptcy, repossession or death, occurs to raise awareness of a possible credit event. The Bank's Chief Credit Officer is responsible for the timely and accurate risk rating of the loans in the portfolio at origination and on an ongoing basis. The Bank's Credit Department ensures that a review of all commercial relationships of $1.0 million or more is performed annually.

Review of the appropriate risk grade is included in both the internal and external loan review process and on an ongoing basis. The Bank has an experienced credit department that continually reviews and assesses loans within the portfolio. The Bank engages an external consultant to conduct independent loan reviews on at least an annual basis. Generally, the external consultant reviews commercial relationships with the intent of reviewing 35% to 40% of the Bank's commercial outstanding loan balances on an annual basis. The Bank's credit department compiles detailed reviews, including plans for resolution, on loans classified as Special Mention, Substandard and Doubtful on a quarterly basis.

The following table presents the amortized cost of loans summarized by the aggregate Pass and the criticized categories of Special Mention, Substandard and Doubtful within the internal risk rating system by vintage year as of the period shown:

	Term Loans Amortized Cost Basis by Origination Year						Revolving Loans Converted to Term	Total
(Dollars in thousands)	2025	2024	2023	2022	2021	Prior		
December 31, 2025								
Commercial business:								
Risk rating:								
Pass	$163,051	$ 86,050	$ 90,403	$112,603	$ 39,975	$162,717	$ 3,014	$ 657,813
Special Mention	—	—	13	6,457	102	27	3,169	9,768
Substandard	3,275	—	—	6,945	715	4,351	155	15,441
Doubtful	—	—	—	2,425	3	795	—	3,223
Total commercial business loans	$166,326	$ 86,050	$ 90,416	$128,430	$ 40,795	$167,890	$ 6,338	$ 686,245
Gross charge-offs	$ —	$ —	$ —	$ 5,151	$ 150	$ —	$ —	$ 5,301
Commercial real estate:								
Risk rating:								
Pass	$385,587	$ 37,965	$103,877	$127,687	$109,778	$103,842	$ 311	$ 869,047
Special Mention	—	—	—	—	10,991	9,469	—	20,460
Substandard	—	—	—	—	—	16,829	—	16,829
Doubtful	—	—	—	—	—	—	—	—
Total commercial real estate loans	$385,587	$ 37,965	$103,877	$127,687	$120,769	$130,140	$ 311	$ 906,336
Gross charge-offs	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —

(Dollars in thousands)	Term Loans Amortized Cost Basis by Origination Year						Revolving Loans Converted to Term	Total
	2025	2024	2023	2022	2021	Prior		
December 31, 2025								
Risk rating:								
Pass	$ 42,512	$ 45,584	$ 357	$ 5,821	$ 8,126	$ 1,286	$ —	$ 103,686
Special Mention	—	—	—	—	—	—	—	—
Substandard	—	—	—	—	12,292	806	—	13,098
Doubtful	—	—	—	—	—	—	—	—
Total commercial acquisition, development and construction loans	$ 42,512	$ 45,584	$ 357	$ 5,821	$ 20,418	$ 2,092	$ —	$ 116,784
Gross charge-offs	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Residential Real Estate:								
Risk rating:								
Pass	$ 46,191	$ 54,074	$ 25,392	$332,150	$ 78,269	$ 53,361	$ 2,234	$ 591,671
Special Mention	—	—	—	—	—	108	—	108
Substandard	—	—	302	4,002	—	2,903	108	7,315
Doubtful	—	—	—	—	—	—	—	—
Total residential real estate loans	$ 46,191	$ 54,074	$ 25,694	$336,152	$ 78,269	$ 56,372	$ 2,342	$ 599,094
Gross charge-offs	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Home equity lines of credit:								
Risk rating:								
Pass	$ —	$ —	$ 56	$ 33	$ —	$ 9,800	$ —	$ 9,889
Special Mention	—	—	—	—	—	12	—	12
Substandard	—	—	—	—	—	68	—	68
Doubtful	—	—	—	—	—	—	—	—
Total home equity lines of credit loans	$ —	$ —	$ 56	$ 33	$ —	$ 9,880	$ —	$ 9,969
Gross charge-offs	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Consumer:								
Risk rating:								
Pass	$ 13,533	$ —	$ 1,066	$ 8,401	$ 2,322	$ 34	$ —	$ 25,356
Special Mention	—	—	—	—	—	—	—	—
Substandard	95	—	36	81	31	—	—	243
Doubtful	—	—	—	—	—	—	—	—
Total consumer loans	$ 13,628	$ —	$ 1,102	$ 8,482	$ 2,353	$ 34	$ —	$ 25,599
Gross charge-offs	$ 149	$ —	$ 201	$ 1,185	$ 288	$ —	$ —	$ 1,823
Total:								
Risk rating:								
Pass	$650,874	$ 223,673	$221,151	$586,695	$238,470	$331,040	$ 5,559	$2,257,462
Special Mention	—	—	13	6,457	11,093	9,616	3,169	30,348
Substandard	3,370	—	338	11,028	13,038	24,957	263	52,994
Doubtful	—	—	—	2,425	3	795	—	3,223
Total loans	$654,244	$ 223,673	$221,502	$606,605	$262,604	$366,408	$ 8,991	$2,344,027
Gross charge-offs	$ 149	$ —	$ 201	$ 6,336	$ 438	$ —	$ —	$ 7,124

(Dollars in thousands)	Term Loans Amortized Cost Basis by Origination Year						Revolving Loans Converted to Term	Total
	2024	2023	2022	2021	2020	Prior		
December 31, 2024								
Commercial business:								
Risk rating:								
Pass	$ 68,129	$ 124,736	$211,526	$ 51,202	$ 58,015	$ 98,747	$ 6,439	$ 618,794
Special Mention	35	—	21,053	9,259	1,816	4,863	813	37,839
Substandard	—	1,227	2,549	1,777	508	2,290	207	8,558
Doubtful	—	—	1,681	292	278	1,016	—	3,267
Total commercial business loans	$ 68,164	$ 125,963	$236,809	$ 62,530	$ 60,617	$106,916	$ 7,459	$ 668,458
Gross charge-offs	$ 2	$ —	$ 3,125	$ 885	$ —	$ 367	$ —	$ 4,379
Commercial real estate:								
Risk rating:								
Pass	$ 63,058	$ 97,119	$121,694	$161,886	$ 9,222	$122,809	$ 431	$ 576,219
Special Mention	—	—	—	7,743	—	—	—	7,743
Substandard	—	—	—	17,984	—	30,952	—	48,936
Doubtful	—	—	—	—	—	—	—	—
Total commercial real estate loans	$ 63,058	$ 97,119	$121,694	$187,613	$ 9,222	$153,761	$ 431	$ 632,898
Gross charge-offs	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Commercial acquisition, development and construction:								
Risk rating:								
Pass	$ 11,352	$ 13,675	$ 36,425	$ 29,885	$ 6,673	$ 1,287	$ —	$ 99,297
Special Mention	—	—	—	—	—	2,267	—	2,267
Substandard	—	—	—	13,506	—	430	—	13,936
Doubtful	—	—	—	—	—	—	—	—
Total commercial acquisition, development and construction loans	$ 11,352	$ 13,675	$ 36,425	$ 43,391	$ 6,673	$ 3,984	$ —	$ 115,500
Gross charge-offs	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Residential Real Estate:								
Risk rating:								
Pass	$ 81,559	$ 37,914	$375,065	$ 90,440	$ 32,902	$ 22,759	$ 2,666	$ 643,305
Special Mention	—	—	798	—	—	1,567	—	2,365
Substandard	—	—	2,798	—	360	1,672	115	4,945
Doubtful	—	—	—	—	—	93	—	93
Total residential real estate loans	$ 81,559	$ 37,914	$378,661	$ 90,440	$ 33,262	$ 26,091	$ 2,781	$ 650,708
Gross charge-offs	$ —	$ —	$ —	$ 11	$ —	$ —	$ —	$ 11

(Dollars in thousands)	Term Loans Amortized Cost Basis by Origination Year						Revolving Loans Converted to Term	Total
	2024	2023	2022	2021	2020	Prior		
December 31, 2024								
Home equity lines of credit:								
Risk rating:								
Pass	$ —	$ 57	$ 35	$ —	$ 1,056	$ 11,475	$ —	$ 12,623
Special Mention	—	—	—	—	—	142	—	142
Substandard	—	—	—	—	—	168	—	168
Doubtful	—	—	—	—	—	—	—	—
Total home equity lines of credit loans	$ —	$ 57	$ 35	$ —	$ 1,056	$ 11,785	$ —	$ 12,933
Gross charge-offs	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Consumer:								
Risk rating:								
Pass	$ —	$ 1,597	$ 12,812	$ 3,949	$ —	$ 43	$ —	$ 18,401
Special Mention	—	—	—	—	—	—	—	—
Substandard	—	21	147	51	—	—	—	219
Doubtful	—	—	—	—	—	—	—	—
Total consumer loans	$ —	$ 1,618	$ 12,959	$ 4,000	$ —	$ 43	$ —	$ 18,620
Gross charge-offs	$ —	$ 384	$ 2,530	$ 452	$ —	$ —	$ —	$ 3,366
Total:								
Risk rating:								
Pass	$224,098	$ 275,098	$757,557	$337,362	$107,868	$257,120	$ 9,536	$1,968,639
Special Mention	35	—	21,851	17,002	1,816	8,839	813	50,356
Substandard	—	1,248	5,494	33,318	868	35,512	322	76,762
Doubtful	—	—	1,681	292	278	1,109	—	3,360
Total loans	$224,133	$ 276,346	$786,583	$387,974	$110,830	$302,580	$ 10,671	$2,099,117
Gross charge-offs	$ 2	$ 384	$ 5,655	$ 1,348	$ —	$ 367	$ —	$ 7,756

Management further monitors the performance and credit quality of the loan portfolio by analyzing the age of the portfolio as determined by the length of time a recorded payment is past due.

The following table presents the amortized cost basis in loans by aging category and accrual status as of the periods shown:

(Dollars in thousands)	Current	30-59 Days Past Due	60-89 Days Past Due	90+ Days Past Due	Total Past Due	Total Loans	Non-Accrual	90+ Days Still Accruing	Non Accrual with No Credit Loss	Interest Income Recognized
December 31, 2025										
Commercial:										
Business	$ 674,168	$ 461	$ 762	$10,854	$12,077	$ 686,245	$ 9,555	$ —	$ 8,434	$ —
Real estate	900,244	—	6,092	—	6,092	906,336	—	—	—	—
Acquisition, development and construction	116,784	—	—	—	—	116,784	13,099	—	13,099	—
Total commercial	1,691,196	461	6,854	10,854	18,169	1,709,365	22,654	—	21,533	—
Residential	591,255	2,935	1,211	3,693	7,839	599,094	7,690	—	4,987	—
Home equity lines of credit	9,656	246	22	45	313	9,969	68	—	—	—
Consumer	23,387	1,542	427	243	2,212	25,599	243	—	—	—
Total loans	$ 2,315,494	$ 5,184	$ 8,514	$14,835	$28,533	$2,344,027	$30,655	$ —	$26,520	$ —
December 31, 2024										
Commercial:										
Business	$ 662,163	$ 736	$ 2,252	$ 3,307	$ 6,295	$ 668,458	$ 6,174	$ —	$ 2,682	$ —
Real estate	614,914	—	—	17,984	17,984	632,898	—	17,984	—	—
Acquisition, development and construction	101,564	430	—	13,506	13,936	115,500	13,935	—	13,936	—
Total commercial	1,378,641	1,166	2,252	34,797	38,215	1,416,856	20,109	17,984	16,618	—
Residential	645,430	3,364	45	1,869	5,278	650,708	4,110	—	1,871	—
Home equity lines of credit	12,799	40	46	48	134	12,933	168	—	—	—
Consumer	16,720	1,390	290	220	1,900	18,620	220	—	—	—
Total loans	$ 2,053,590	$ 5,960	$ 2,633	$36,934	$45,527	$2,099,117	$24,607	$ 17,984	$18,489	$ —

In December 2025, the Company entered into an arrangement with a Fintech client to fund an early wage access program for its customers. As of December 31, 2025, the balance is $2.7 million and is included in consumer loans. These advances typically have repayment terms of 1-14 days and are secured by the employee's earned wages. Under the terms of the arrangement, the Company's Fintech client is obligated to reimburse the Company for any advances that remain unpaid for more than 60 days. Based on the insignificant outstanding balance and the arrangement for reimbursement of advances outstanding for more than 60 days, the delinquency table above excludes loans included in the early wage access program.

The ACL is a valuation account that is deducted from the loans' amortized cost basis to present the net amount expected to be collected on the loans. Loans are charged off against the ACL when management believes the loan balance is uncollectible. Accrued interest receivable is excluded from the estimate of credit losses, as it is reversed from net income at the time when a loan is placed on non-accrual. Management determines the ACL balance using relevant available information, from internal and external sources, relating to past events, current conditions and reasonable and supportable forecasts. Historical credit behaviors along with model judgments provide the basis for the estimation of expected credit losses. Adjustments to modeled loss estimates may be made for differences in current loan-specific risk characteristics such as differences in underwriting standards, portfolio mix, delinquency level or term, as well as for changes in environmental conditions, such as changes in economic conditions, property values or other relevant factors.

At December 31, 2025 and 2024, individually analyzed loans totaled $31.6 million and $43.2 million, respectively. A portion of the ACL of $0.4 million and $1.3 million was allocated to cover any loss in these loans at December 31, 2025 and 2024, respectively.

The following table presents the amortized cost basis of collateral-dependent loans by class of loans as of the periods shown:

(Dollars in thousands)	Real Estate		Vehicles and Equipment		Accounts Receivable		Other		Totals		Allowance for Credit Losses
December 31, 2025											
Commercial											
Business	$	4,434	$	550	$	149	$	2,019	$	7,152	$	89
Real estate		—		—		—		—		—		—
Acquisition, development and construction		12,292		—		—		—		12,292		—
Total commercial		16,726		550		149		2,019		19,444		89
Residential		5,559		—		—		—		5,559		4
Home equity lines of credit		—		—		—		—		—		—
Consumer		—		243		—		—		243		100
Total	$	22,285	$	793	$	149	$	2,019	$	25,246	$	193
Collateral value	$	103,122	$	1,318	$	190	$	3,625	$	108,255		
December 31, 2024											
Commercial											
Business	$	2,500	$	1,516	$	—	$	240	$	4,256	$	827
Real estate		17,984		—		—		—		17,984		—
Acquisition, development and construction		13,506		—		—		—		13,506		—
Total commercial	$	33,990	$	1,516	$	—	$	240	$	35,746	$	827
Residential		2,866		—		—		—		2,866		36
Home equity lines of credit		—		—		—		—		—		—
Consumer		—		220		—		—		220		73
Total	$	36,856	$	1,736	$	—	$	240	$	38,832	$	936
Collateral value	$	66,247	$	2,578	$	—	$	—	$	68,825		

The Bank evaluates certain loans in homogeneous pools, rather than on an individual basis, when those loans are below specific thresholds based on outstanding principal balance. More specifically, residential mortgage loans, home equity lines of credit and consumer loans are evaluated collectively for expected credit losses by applying allocation rates derived from the Bank's historical losses specific to these loans. The reserve was immaterial at December 31, 2025 and December 31, 2024.

The following table presents the balance and activity for the primary segments of the ACL as of the periods shown:

(Dollars in thousands)	Business	Real Estate	Commercial Acquisition, development and construction	Total Commercial	Residential	Home Equity Lines of Credit	Consumer	Total
ACL balance at December 31, 2024	$ 6,495	$ 2,571	$ 1,772	$ 10,838	$ 7,322	$ 95	$ 1,408	$ 19,663
Provision for credit losses[1]	6,307	704	173	7,184	373	2	203	7,762
Charge-offs	(5,301)	—	—	(5,301)	—	—	(1,823)	(7,124)
Recoveries	50	9	—	59	—	4	1,463	1,526
ACL balance at December 31, 2025	$ 7,551	$ 3,284	$ 1,945	$ 12,780	$ 7,695	$ 101	$ 1,251	$ 21,827

(Dollars in thousands)	Business	Real Estate	Commercial Acquisition, development and construction	Total Commercial	Residential	Home Equity Lines of Credit	Consumer	Total
ACL balance at December 31, 2023	$ 7,931	$ 2,931	$ 1,674	$ 12,536	$ 6,412	$ 97	$ 3,079	$ 22,124
Provision (release of allowance) for credit losses[1]	2,091	(380)	98	1,809	886	(6)	(751)	1,938
Charge-offs	(4,379)	—	—	(4,379)	(11)	—	(3,366)	(7,756)
Recoveries	852	20	—	872	35	4	2,446	3,357
ACL balance at December 31, 2024	$ 6,495	$ 2,571	$ 1,772	$ 10,838	$ 7,322	$ 95	$ 1,408	$ 19,663

(Dollars in thousands)	Business	Real Estate	Commercial Acquisition, development and construction	Total Commercial	Residential	Home Equity Lines of Credit	Consumer	Total
ALL, prior to adoption of ASC 326, at December 31, 2022	$ 8,771	$5,704	$ 1,064	$ 15,539	$ 2,880	$ 131	$ 5,287	$ 23,837
Impact of adopting ASC 326	(126)	(2,846)	288	(2,684)	3,889	(5)	6,482	7,682
Provision (release of allowance) for credit losses[1]	2,954	71	322	3,347	(541)	(33)	(4,091)	(1,318)
Initial allowance on loans purchased with credit deterioration	710	—	—	710	507	—	—	1,217
Charge-offs	(4,572)	—	—	(4,572)	(400)	—	(13,507)	(18,479)
Recoveries	194	2	—	196	77	4	8,908	9,185
ACL balance at December 31, 2023	$ 7,931	$2,931	$ 1,674	$ 12,536	$ 6,412	$ 97	$ 3,079	$ 22,124

[1] Excludes the provision (release of allowance) for unfunded commitments and any provision for credit losses related to available-for-sale debt securities, as applicable.

During the year ended December 31, 2025, there were charge-offs totaling $7.1 million. This amount comprised $3.2 million related to the unguaranteed portions of SBA loans across 17 borrowers, $2.1 million attributable to one borrower with a commercial loan secured by business assets, and $1.8 million associated with consumer automotive loans to various borrowers. Both the commercial government guaranteed and consumer automotive loan segments were previously identified as having higher instances of charge offs, and the single commercial loan secured by business assets is due to borrower specific circumstances, and not indicative of any larger trends within the commercial portfolio.

The provision for credit losses related to unfunded commitments was immaterial and $0.6 million for the year ended December 31, 2025 and December 31, 2024, respectively. The release of allowance related to unfunded commitments was $0.6 million for the year ended December 31, 2023.

The ACL is based on estimates and actual losses will vary from current estimates. Management believes that the granularity of the portfolio segments, the related loss estimation methodologies and other qualitative factors, as well as the consistency in the application of assumptions, result in an ACL that is representative of the risk found in the components of the portfolio at any given date.

Loan Modifications for Borrowers Experiencing Financial Difficulty

Occasionally, the Bank modifies loans to borrowers in financial distress by providing concessions that allow for the borrower to lower their payment obligations for a defined period, these may include, but are not limited to: principal forgiveness, payment delays, term extensions, interest rate reductions and any combinations of the preceding.

The following tables summarize the amortized cost basis of loans that were modified during the twelve months ended:

(Dollars in thousands)	Principal Forgiveness		Payment Delay	Term Extension	Interest Rate Reduction		Total		Total Class of Financing Receivable
December 31, 2025									
Commercial									
Business	$	—	$ 5,247	$ 268	$	—	$	5,515	1 %
Real estate		—	—	—		—		—	— %
Acquisition, development and construction		—	—	13,099		—		13,099	11 %
Total commercial		—	5,247	13,367		—		18,614	1 %
Residential		—	—	—		—		—	— %
Home equity lines of credit		—	—	—		—		—	— %
Consumer		—	—	—		—		—	— %
Total	$	—	$ 5,247	$ 13,367	$	—	$	18,614	1 %
December 31, 2024									
Commercial									
Business	$	—	$ 4,541	$ 466	$	—	$	5,007	1 %
Real estate		—	—	—		—		—	— %
Acquisition, development and construction		—	—	—		—		—	— %
Total commercial		—	4,541	466		—		5,007	— %
Residential		—	—	—		—		—	— %
Home equity lines of credit		—	—	—		—		—	— %
Consumer		—	—	—		—		—	— %
Total	$	—	$ 4,541	$ 466	$	—	$	5,007	— %

The above table presents the amortized cost basis of loans that were experiencing financial difficulty and modified during the twelve months ended December 31, 2025 and 2024, by class and by type of modification. Also presented above is the percentage of the amortized cost basis of loans that were modified to borrowers in financial distress as compared to the amortized cost basis of each class of financing receivable.

As of December 31, 2025, there were 12 loans to 12 borrowers that received payment delay modifications and three loans to three borrowers receiving a term extension. These 15 total loans include 11 commercial loans with government guarantees totaling $4.4 million and four commercial loans totaling $1.9 million secured by various collateral, including residential lots, marketable securities, accounts receivable and business assets.

As of December 31, 2024, there were 21 loans to 20 borrowers that received payment delay modifications and one loan to a borrower receiving a term extension. These 22 total loans include 21 commercial loans with government guarantees totaling $4.8 million and one commercial loan secured by accounts receivable totaling $0.2 million.

The Bank closely monitors the performance of loans that are modified to borrowers experiencing financial difficulty to understand the effectiveness of its modification efforts. The following table presents the performance of such loans that have been modified during the twelve months ended:

(Dollars in thousands)	30-59 Days Past Due	60-89 Days Past Due	Greater Than 89 Days Past Due	Total Past Due
December 31, 2025				
Commercial				
Business	$ 286	$ 103	$ 2,720	$ 3,109
Real estate	—	—	—	—
Acquisition, development and construction	—	—	—	—
Total commercial	286	103	2,720	3,109
Residential	—	—	—	—
Home equity lines of credit	—	—	—	—
Consumer	—	—	—	—
Total	$ 286	$ 103	$ 2,720	$ 3,109
December 31, 2024				
Commercial				
Business	$ 114	$ 964	$ 1,693	$ 2,771
Real estate	—	—	—	—
Acquisition, development and construction	—	—	—	—
Total commercial	114	964	1,693	2,771
Residential	—	—	—	—
Home equity lines of credit	—	—	—	—
Consumer	—	—	—	—
Total	$ 114	$ 964	$ 1,693	$ 2,771

As of December 31, 2025, there are six modified loans past due, with an amortized costs basis of $3.1 million. Five modified loans past due totaling $2.7 million are commercial notes with government guarantees secured by business assets. All six of these notes are considered non-accrual as of December 31, 2025.

As of December 31, 2024, there are nine modified loans past due, with an amortized costs basis of $2.8 million. All nine modified loans past due are commercial notes with government guarantees secured by business assets. Six of these notes are considered non-accrual as of December 31, 2024.

The following table presents the amortized cost basis of loans that had a payment default and were modified prior to that default to borrowers experiencing financial difficulty as of the period shown:

(Dollars in thousands)	Principal Forgiveness		Payment Delay	Term Extension		Interest Rate Reduction		Total
December 31, 2025								
Commercial								
Business	$ —	$	1,210	$ —	$	—	$	1,210
Real estate	—		—	—		—		—
Acquisition, development and construction	—		—	—		—		—
Total commercial	—		1,210	—		—		1,210
Residential	—		—	—		—		—
Home equity lines of credit	—		—	—		—		—
Consumer	—		—	—		—		—
Total	$ —	$	1,210	$ —	$	—	$	1,210
December 31, 2024								
Commercial								
Business	$ —	$	988	$ —	$	—	$	988
Real estate	—		—	—		—		—
Acquisition, development and construction	—		—	—		—		—
Total commercial	—		988	—		—		988
Residential	—		—	—		—		—
Home equity lines of credit	—		—	—		—		—
Consumer	—		—	—		—		—
Total	$ —	$	988	$ —	$	—	$	988

As of December 31, 2025, there are two modified loans that have defaulted, with an amortized costs basis of $1.2 million. These loans are commercial notes with a government guarantee and is considered non-accrual as of December 31, 2025.

As of December 31, 2024, there are four modified loans that have defaulted, with an amortized costs basis of $1.0 million. These loans are commercial notes with government guarantees and are considered non-accrual as of December 31, 2024.

Upon the Bank's determination that a modified loan (or portion of a loan) has subsequently been deemed uncollectible, the loan (or a portion of the loan) is written-off. Therefore, the amortized cost basis of the loan is reduced by the uncollectible amount and the ACL is adjusted by the same amount.

Note 4 – Premises and Equipment

The following table presents the components of premises and equipment at December 31:

(Dollars in thousands)		2025		2024
Land	$	1,030	$	1,072
Buildings and improvements		7,779		7,779
Furniture, fixtures and equipment		9,842		14,931
Software		3,005		6,787
Construction in progress		636		270
Leasehold improvements		2,811		2,836
Premises and equipment, gross		25,103		33,675
Accumulated depreciation		(14,724)		(21,200)
Premises and equipment, net	$	10,379	$	12,475

Depreciation expense totaled $2.6 million, $3.8 million and $4.6 million for 2025, 2024 and 2023, respectively.

In December 2024, the Company completed a sale-leaseback transaction with a purchase price of $17.6 million. The sale was for four branch locations and the initial lease term is 15 years. The sale-leaseback transaction resulted in a pre-tax gain on sale of assets of $11.8 million. Lease liabilities and right-of-use assets totaled $15.5 million for the sale-leaseback transaction and the amounts are included in the total lease liabilities and right-of-use assets discussed below.

The Company leases certain premises and equipment under operating leases. At December 31, 2025, the Company had lease liabilities totaling $26.1 million and right-of-use assets totaling $24.7 million. At December 31, 2025, the weighted-average remaining lease term for operating leases was 12.0 years and the weighted-average discount rate used in the measurement of operating lease liabilities was 6.0%.

At December 31, 2024, the Company had lease liabilities totaling $28.1 million and right-of-use assets totaling $26.9 million, substantially all of which was related to operating leases. At December 31, 2024, the weighted-average remaining lease term for operating leases was 12.8 years and the weighted-average discount rate used in the measurement of operating lease liabilities was 5.9%.

Lease liabilities and right-of-use assets are included in accrued interest payable and other liabilities and accrued interest receivable and other assets, respectively.

The following shows lease costs for the years ended:

(Dollars in thousands)	December 31, 2025		December 31, 2024		December 31, 2023	
Operating lease cost	$	3,369	$	1,990	$	1,795
Amortization of right-of-use assets, finance leases		—		1		10
Short-term lease cost		—		—		8
Variable lease cost		—		—		38
Sublease payments received		(388)		(388)		(385)
Total lease cost	$	2,981	$	1,603	$	1,466

There were no sale-leaseback transactions, leveraged leases or lease transactions with related parties during the year ended December 31, 2025.

For operating leases with initial or remaining terms of one year or more as of December 31, 2025, the following table presents future minimum payments for the twelve month periods ended December 31:

(Dollars in thousands)	Operating Leases	
2026	$	3,079
2027		3,149
2028		3,207
2029		3,023
2030		2,702
2031 and thereafter		22,845
Total future minimum lease payments	$	38,005
Less: Amounts representing interest		(11,877)
Present value of net future minimum lease payments	$	26,128

Note 5 – Equity Method Investments

In accordance with Rules 3-09 and 4-08(g) of Regulation S-X, the Company must assess whether its equity method investments are significant. In evaluating the significance of these investments, the Company performed the income, investment and asset tests described in S-X 1-02(w) for each equity method investment. Rule 3-09 of Regulation S-X requires separate audited financial statements of an equity method investee in an annual report if either the income or investment test exceeds 20%. Rule 4-08(g) of Regulation S-X requires summarized financial information for all equity method investees in an annual report if any of the equity method investees, individually or in the aggregate, result in any of the tests exceeding 10%.

Under the income test, the Company's proportionate share of the revenue from equity method investments in the aggregate exceeded the applicable threshold under Rule 4-08(g) of 10% for the year ended December 31, 2025, accordingly, it is required to provide summarized income statement information for all investees for all periods presented. Management determined that the Company's investment in Warp Speed is considered significant under the meaning of Regulation S-X for the year ended December 31, 2025. In accordance with Regulation S-X Rule 3-09, the audited financial statements of Warp Speed for the year ended December 31, 2025 will be filed by amendment to this Annual Report on Form 10-K on or before March 31, 2026.

The Company's equity method investments are initially recorded at cost, including transaction costs to obtain the equity method investment, and are subsequently adjusted for changes due to its share of the entities' earnings.

ICM

The following table provides summarized income statement information for the Company's equity method investment in ICM for the years ended December 31, 2025, 2024 and 2023:

	December 31,		
(Dollars in thousands)	2025	2024	2023
Total revenues	$ 42,744	$ 44,277	$ 39,283
Net income (loss)	1,238	1,501	(9,418)
Gain on loans sold	$ 28,603	$ 28,032	$ 22,782
(Loss) gain on loans held for sale	(434)	224	457
Volume of loans sold	1,382,413	1,363,973	1,353,410

The Company owns a 42.75% common membership interest in ICM and is entitled to a 40% profit interest in the earnings of ICM. The 42.75% common membership interest ownership allows the Company to have significant influence over ICM's operations and decision making. Accordingly, the investment, which had a carrying value of $24.2 million at December 31, 2025, is accounted for as an equity method investment. The Company's share of net income from its investment in ICM was $0.3 million and $0.4 million for the years ended December 31, 2025 and 2024, respectively, and its share of net loss was $3.8 million for the year ended December 31, 2023. As of December 31, 2025 and 2024, the mortgage pipeline was $427.2 million and $482.4 million, respectively.

Warp Speed

The following table presents summarized income statement information for the Company's equity method investment in Warp Speed for the periods shown:

	December 31,		
(Dollars in thousands)	2025	2024	2023
Total revenues	$ 194,955	$ 159,662	$ 143,784
Net income	20,933	288	7,234
Gain on loans sold	$ 63,365	$ 54,541	$ 37,218
(Loss) gain on loans held for sale	(2,331)	3,698	8,210
Volume of loans sold	2,148,998	1,624,588	1,370,313

The Company's ownership percentage of 36.75% of Warp Speed allows it to have significant influence over Warp Speed's operations and decision making. Accordingly, the investment, which had a carrying value of $61.1 million at December 31, 2025, is accounted for as an equity method investment. At the time of acquisition, the Company made a policy election to record its proportionate share of net income of the investee on a three month lag. The Company's share of Warp Speed's net income for the years ended December 31, 2025, 2024 and 2023 totaled $7.9 million, $1.0 million and $2.7 million, respectively. As of December 31, 2025 and 2024, the mortgage pipeline was $700.1 million and $543.4 million, respectively.

Ayers Socure II

The Company's ownership percentage of Ayers Socure II is 10% and it was determined that the Company has significant influence over the company. Accordingly, the investment, which had a carrying value of $1.5 million at December 31, 2025, is accounted for as an equity method investment. The Company's share of net income from Ayers Socure II for the years ended December 31, 2025, 2024 and 2023 was not significant. The equity method investment in Ayers Socure II is not considered a significant investment based on the criteria of Rule 10-01(b)(1) of Regulation S-X.

Ayers Socure II's sole business is ownership of equity securities in Socure Inc. ("Socure"). In addition to the Company's equity method investment in Ayers Socure II, it also has direct equity security ownership interest in Socure. With the combination of the Company's investments in both Ayers Socure II and Socure directly, it own less than 1% of Socure in total.

Note 6 – Deposits

Deposits at December 31, were as follows:

(Dollars in thousands)	2025	2024
Demand deposits of individuals, partnerships and corporations		
Noninterest-bearing demand	$ 1,144,682	$ 940,994
NOW	575,277	473,225
Savings and money markets	532,928	437,145
Time deposits, including CDs and IRAs	589,159	842,251
Total deposits	$ 2,842,046	$ 2,693,615
Time deposits that meet or exceed the FDIC insurance limit	$ 596	$ 2,962

Maturities of time deposits at December 31, 2025 were as follows (dollars in thousands):

2026	$ 358,756
2027	190,247
2028	39,133
2029	988
2030	16
Thereafter	19
Total	$ 589,159

As of December 31, 2025 and December 31, 2024, overdrawn deposit accounts totaling $5.8 million and $2.8 million were reclassified as loan balances.

Deposit Concentration

As of December 31, 2025 and December 31, 2024, $776.9 million and $546.6 million of deposits were with the Company's three largest clients, respectively. The increase is primarily due to $129.9 million of deposits brought on-balance sheet from the deposit network with the largest client for liquidity management.

Note 7 – Borrowed Funds

The Bank is a member of the FHLB of Pittsburgh, Pennsylvania. As of December 31, 2025, the Bank's maximum borrowing capacity with the FHLB was $739.6 million and the remaining borrowing capacity was $702.5 million, with the difference being deposit letters of credit of $36.9 million and credit enhancement recourse obligations related to the master commitments through the FHLB's Mortgage Partnership Finance program of $0.2 million. Additionally, as of December 31, 2025 and December 31, 2024, the Bank had no short-term borrowings through its Federal Funds lines of credits with various other lending institutions, with an aggregate maximum borrowing capacity of $67.0 million.

Short-term borrowings

As of December 31, 2025 and December 31, 2024, the Bank had no short-term borrowings with the FHLB, Federal Reserve Bank or other such lending institutions and no Fed Funds purchased outstanding.

Information related to short-term borrowings is summarized as follows:

(Dollars in thousands)		2025		2024
Balance at end of year	$	—	$	—
Average balance during the year		1,300		25
Maximum month-end balance		—		—
Weighted-average rate during the year		4.54 %		6.46 %
Weighted-average rate at December 31		— %		— %

Long-term borrowings

As of December 31, 2025 and December 31, 2024, the Bank had no long-term borrowings with the FHLB or the Federal Reserve Bank.

Repurchase agreements

Along with traditional deposits, the Bank has access to securities sold under agreements to repurchase ("repurchase agreements") with clients representing funds deposited, on an overnight basis, that are collateralized by investment securities owned by us. All repurchase agreements are subject to terms and conditions of repurchase/security agreements between the Company and the client and are accounted for as secured borrowings. The Company's repurchase agreements reflected in liabilities consist of client accounts and securities which are pledged on an individual security basis.

The Company monitors the fair value of the underlying securities on a monthly basis. Repurchase agreements are reflected in the amount of cash received in connection with the transaction. The primary risk with the Company's repurchase agreements is the market risk associated with the investments securing the transactions, as it may be required to provide additional collateral based on fair value changes of the underlying investments. Securities pledged as collateral under repurchase agreements are maintained with its safekeeping agents.

At December 31, 2025 and December 31, 2024, all of the Company's repurchase agreements were overnight agreements. These borrowings were collateralized with investment securities with a carrying value of $3.4 million and $2.8 million at December 31, 2025 and December 31, 2024, respectively, and were comprised of United States government agency securities and United States sponsored mortgage-backed securities. Declines in the value of the collateral would require the Company to increase the amounts of securities pledged.

Information related to repurchase agreements is summarized as follows:

(Dollars in thousands)		2025		2024
Balance at end of year	$	3,339	$	2,759
Average balance during the year		3,427		3,477
Maximum month-end balance		5,834		4,755
Weighted-average rate during the year		1.92 %		1.28 %
Weighted-average rate at December 31		1.63 %		1.78 %

Subordinated debt

Information related to subordinated debt is summarized as follows:

(Dollars in thousands)		2025		2024
Balance at end of year	$	74,026	$	73,787
Average balance during the year		73,922		73,667
Maximum month-end balance		74,026		73,787
Weighted-average rate during the year		4.13 %		4.04 %
Weighted-average rate at December 31		3.94 %		3.99 %

In September 2021, the Company completed the private placement of $30 million fixed-to-floating rate subordinated notes to certain qualified institutional investors. These notes are unsecured and have a 10-year term, maturing October 1, 2031, and will bear interest at a fixed rate of 3.25%, payable semi-annually in arrears, for the first five years of the term. Thereafter, the interest rate will reset quarterly to an interest rate per annum equal to a benchmark rate, which is Three-Month Term secured overnight financing rate ("SOFR"), plus 254 basis points, payable quarterly in arrears. These notes have been structured to qualify as Tier 2 capital for regulatory capital purposes.

In November 2020, the Company completed the private placement of $40 million fixed-to-floating rate subordinated notes to certain qualified institutional investors. These notes are unsecured and have a ten-year term, maturing December 1, 2030, and will bear interest at a fixed rate of 4.25%, payable semi-annually in arrears, for the first five years of the term. Thereafter, the interest rate will reset quarterly to an interest rate per annum equal to a benchmark rate, which is Three-Month Term SOFR, plus 401 basis points, payable quarterly in arrears. These notes have been structured to qualify as Tier 2 capital for regulatory capital purposes. A portion of the subordinated notes were redeemed in March 2026. Refer to *Note 25 – Subsequent Events*.

In March 2007, the Company completed the private placement of $4.0 million Floating Rate, Trust Preferred Securities through its MVB Financial Statutory Trust I subsidiary (the "Trust"). The Company established the Trust for the sole purpose of issuing the Trust Preferred Securities pursuant to an Amended and Restated Declaration of Trust. The Trust Preferred Securities and the Debentures mature in 2037 and have been redeemable by the Company since 2012. Interest payments are due in March, June, September and December and are adjusted at the interest due dates at a rate of 0.26%, plus Three-Month Term SOFR. The obligations the Company provides with respect to the issuance of the trust preferred securities constitute a full and unconditional guarantee by the Company of the Trust's obligations with respect to the trust preferred securities to the extent set forth in the related guarantees. The securities issued by the Trust are includable for regulatory purposes as a component of the Company's Tier 1 capital.

The Company recognized interest expense on its subordinated debt of $3.3 million, $3.2 million and $3.2 million for the years ended December 31, 2025, 2024 and 2023, respectively.

Note 8 – Commitments and Contingent Liabilities

Commitments

The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amounts recognized in the statements of financial condition.

The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instruments for commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's credit worthiness on a case-by-case basis. The amount and type of collateral obtained, if deemed necessary by the Company upon extension of credit, varies and is based on management's credit evaluation of the customer.

Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third-party. Standby letters of credit generally have fixed expiration dates or other termination clauses and may require payment of a fee. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to customers. The Company's policy for obtaining collateral, and the nature of such collateral, is substantially the same as that involved in making commitments to extend credit.

Specifically, the Bank has entered into agreements to extend credit or provide conditional payments pursuant to standby and commercial letters of credit. In addition, the Bank utilizes letters of credit issued by the FHLB to collateralize certain public funds deposits.

To estimate the liability for off-balance sheet credit exposures, Bank management analyzed the portfolios of unfunded commitments based on the same segmentation used for the Company's ACL calculation. The estimated funding rate for each segment was derived from a funding rate study created by a third-party vendor which analyzed funding of various loan types over time to develop industry benchmarks at the call report code level. Once the estimated future advances were calculated, the allocation rate applicable to that portfolio segment was applied in the same manner as those used for the Company's ACL calculation. The resulting estimated loss allocations were totaled to determine the liability for unfunded commitments related to these loans, which management considers necessary to anticipate potential losses on those commitments that have a reasonable probability of funding. As of December 31, 2025 and December 31, 2024, the liability for unfunded commitments related to loans held for investment was $1.5 million and $1.6 million, respectively.

Total contractual amounts of the commitments as of December 31, were as follows:

(Dollars in thousands)		2025		2024
Available on lines of credit	$	332,718	$	397,033
Stand-by letters of credit		39,954		41,064
Other loan commitments		15,716		15,840
	$	388,388	$	453,937

Concentration of Credit Risk

The Company grants a majority of its commercial, financial, agricultural, real estate and installment loans to customers throughout the North Central West Virginia and Northern Virginia markets. Collateral for loans is primarily commercial and residential real estate, personal property and business equipment. The Company evaluates the credit worthiness of each of its customers on a case-by-case basis and the amount of collateral the Company obtains is based upon management's credit evaluation.

Contingent Liabilities

The Bank is involved in various legal actions arising in the ordinary course of business. In the opinion of management and counsel, the outcome of these matters would not have a significant adverse effect on the consolidated financial statements.

Note 9 – Income Taxes

The components of income tax expense are as follows for the years ended December 31,:

(Dollars in thousands)		2025		2024		2023
Income, before income tax expense (benefit)						
United States	$	36,850	$	26,344	$	39,125
Income tax expense (benefit)						
Current:						
Federal	$	8,674	$	3,438	$	6,707
State		1,644		465		1,315
Total current tax expense	$	10,318	$	3,903	$	8,022
Deferred:						
Federal	$	(414)	$	1,873	$	8
State		24		323		89
Total deferred tax (benefit) expense		(390)		2,196		97
Total income taxes						
Federal		8,260	$	5,311	$	6,715
State		1,668		788		1,404
Total income taxes	$	9,928	$	6,099	$	8,119

There was no income from foreign countries for the years ended December 31, 2025, 2024, and 2023.

The following is a reconciliation of income taxes at federal statutory rates to recorded income taxes for the year ended December 31:

(Dollars in thousands)	2025		2024		2023	
	Amount	%	Amount	%	Amount	%
Income tax at federal statutory rate	$ 7,738	21.0 %	$ 5,532	21.0 %	$ 8,217	21.0 %
Tax effect of:						
State income taxes, net of federal income taxes	1,322	3.6 %	623	2.4 %	1,109	2.8 %
Tax credits						
Research and development tax credit	—	— %	(456)	(1.7)%	—	— %
Investment tax credits	(1,678)	(4.5)%	—	— %	—	— %
Other tax credits	80	0.2 %	—	— %	—	— %
Nontaxable or nondeductible items						
Nontaxable income:						
Interest on municipal securities	(517)	(1.4)%	(540)	(2.0)%	(706)	(1.8)%
Income on bank-owned life insurance	(318)	(0.9)%	(245)	(0.9)%	(220)	(0.6)%
Other nontaxable income	—	— %	(23)	(0.1)%	(27)	(0.1)%
Nondeductible expenses:						
Municipal bond interest expense	302	0.8 %	406	1.4 %	103	0.3 %
Public relations expense	415	1.1 %	254	1.0 %	335	0.9 %
Executive compensation expense	1,561	4.2 %	227	0.9 %	298	0.8 %
Other nondeductible expenses	474	1.3 %	149	0.6 %	209	0.5 %
Other	549	1.5 %	172	0.6 %	(1,199)	(3.0)%
	$ 9,928	26.9 %	$ 6,099	23.2 %	$ 8,119	20.8 %

There were no domestic federal reconciling items related to the effect of cross-border tax laws, changes in tax laws or rates enacted in the current period, changes in valuation allowance, foreign tax effects, and changes in unrecognized tax benefits.

The components of income taxes paid, net of refunds, are as follows for the years ended December 31:

(Dollars in thousands)	2025	2024	2023
Federal	$ 16,192	$ —	$ 10,910
State	1,310	924	2,172
Total	$ 17,502	$ 924	$ 13,082

Income taxes paid exceeded five percent of total income taxes paid in the following jurisdictions:

State			
California	*	$ 121	*
Florida	*	171	*
Maryland	*	94	*
North Carolina	*	112	*
Pennsylvania	*	103	*

* Jurisdiction below the threshold for the period presented

Deferred income tax assets and liabilities were comprised of the following as of December 31:

(Dollars in thousands)		2025		2024
Gross deferred tax assets:				
Allowance for credit losses	$	5,286	$	5,118
Minimum pension liability		654		734
Research and development		—		1,126
Stock-based compensation		924		903
Supplemental executive retirement plan		—		401
Unrealized loss on securities available-for-sale		3,553		7,958
Lease liabilities		6,341		6,772
Depreciation		817		329
Other		978		660
Total gross deferred tax assets		18,553		24,001
Gross deferred tax liabilities:				
Pension		(1,113)		(1,086)
Holding gain on equity securities		(4,243)		(4,247)
Equity method investment		(2,119)		(2,061)
Goodwill		(107)		(88)
Right-of-use assets		(6,003)		(6,479)
Other		(1,836)		(2,697)
Total gross deferred tax liabilities		(15,421)		(16,658)
Net deferred tax assets	$	3,132	$	7,343

Net deferred income tax assets are included in accrued interest and other assets. The Company has no unrecognized tax benefits, nor pending examination issues related to tax positions taken in preparation of its income tax returns. With limited exceptions, the Company is no longer subject to examination by the Internal Revenue Service for years prior to 2022.

In December 2025, the Company purchased approximately $14.2 million of Investment Tax Credits ("ITCs") related to two projects that involve anaerobic digesters that qualify as "qualified biogas properties" under Section 48 of the Internal Revenue Code of 1986. The Company paid $12.5 million for the ITCs, reducing its 2025 income tax liability by approximately $1.7 million. The Company accounted for the purchased ITCs in accordance with guidance included in ASC 740, *Income Taxes*.

Note 10 – Related Party Transactions

The Company has granted loans to its officers and directors and to their immediate family members, as well as to related companies. These related party loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated parties and do not involve more than normal risk of collectability. Set forth below is a summary of the related party loan activity.

(Dollars in thousands)		Balance at Beginning of Year		Borrowings, net of participations		Executive Officer and Director Retirements		Repayments		Balance at End of Year
December 31, 2025	$	25,554	$	105,625	$	—	$	(73,265)	$	57,914
December 31, 2024	$	22,372	$	97,966	$	—	$	(94,784)	$	25,554

The Company held related party deposits of $242.4 million and $303.3 million at December 31, 2025 and December 31, 2024, respectively.

The Company maintains an investment in BillGO, Inc., a Fintech company specializing in digital payment solutions, and accounts for its ownership using the measurement alternative included in ASC 321, *Investments—Equity Securities*, whereby the investment is carried at cost, adjusted for observable price changes for identical or similar investment, less any impairment. The carrying value of this investment was $16.9 million at both December 31, 2025 and December 31, 2024. In January 2022, the MVB Bank Inc. Board of Directors approved a $35.0 million line of credit to BillGO, Inc. The line of credit was closed as of December 31, 2023. Interest income on the line of credit to BillGO, Inc. totaled $0.3 million for the year ended December 31, 2023, with no interest income recognized in 2025 or 2024. Issuing sponsorship income generated during the year from contracts with BillGO, Inc. totaled $0.3 million, $0.4 million and $0.3 million for the years ended December 31, 2025, 2024 and 2023, respectively.

In October 2022, the Company acquired an interest in Warp Speed and accounts for its ownership as an equity method investment, initially recorded at cost including costs incurred to obtain the equity method investment. As part of the purchase, the Company is able to designate two out of seven directors to the board of directors of Warp Speed. The Company purchases loan participations from CalCon Mutual Mortgage LLC ("CalCon"), a subsidiary of Warp Speed. As of December 31, 2025 and December 31, 2024, loans purchased from CalCon had an outstanding balance of $50.8 million and $51.2 million. Interest income recognized on these participations was $3.9 million, $3.0 million and $2.2 million for the years ended December 31, 2025, 2024 and 2023, respectively.

The Company accounts for its ownership interest in ICM as an equity method investment and purchases loan participations from ICM. As of December 31, 2025 and December 31, 2024, loans purchased from ICM had an outstanding balance of $474.0 million and $540.9 million, respectively. In December 2022, the Company completed the placement of a $5.0 million subordinated note to ICM. In December 2023, the subordinated note was amended and restated to extend the maturity date until December 2024. In October 2024, principal and interest was paid in the amount of $2.8 million and the maturity date was extended a second time to January 2026, with total of $3.0 million of principal remaining. Separately, in October 2022, the Company completed the placement of a $1.4 million subordinated note to ICM with an interest rate of 8% per annum, compounded annually, that was paid off in October 2025. In addition, in July 2020, the Company acquired 100 preferred units of ICM. As of December 31, 2025, the Company's investment in the preferred units of ICM was $7.5 million and the Company receives a priority distribution equal to an annual rate of 5.5%.

Note 11 – Pension Plan

The Company participates in a trusteed pension plan known as the Allegheny Group Retirement Plan. Benefits are based on years of service and the employee's compensation. Accruals under the plan were frozen as of May 31, 2014. Freezing the plan resulted in a remeasurement of the pension obligations and plan assets as of the freeze date. The pension obligation was remeasured using the discount rate based on the Citigroup Above Median Pension Discount Curve in effect on May 31, 2014 of 4.5%.

In June 2017, the Company approved a Supplemental Executive Retirement Plan (the "SERP"), pursuant to which the Chief Executive Officer of Potomac Mortgage Group ("PMG") was entitled to receive certain supplemental nonqualified retirement benefits. The SERP took effect on December 31, 2017. As the executive completed three years of continuous employment with PMG prior to retirement date, he was entitled to receive $1.8 million payable in 180 consecutive equal monthly installments upon retirement. The liability was calculated by discounting the anticipated future cash flows at 4.0%. The liability accrued for this obligation was $1.7 million as of December 31, 2024. The SERP was terminated in February 2024. Within the agreement, there was a one year provision for payment delay, and the $1.8 million obligation was paid in April 2025. Net periodic pension income and expense was not significant for 2025, 2024 or 2023.

Information pertaining to the activity in the Company's defined benefit plan, using the latest available actuarial valuations with a measurement date of December 31, 2025 and 2024 is as follows:

(Dollars in thousands)		2025		2024
Change in benefit obligation				
Benefit obligation at beginning of year	$	8,763	$	9,286
Interest cost		476		453
Actuarial loss		201		97
Assumption changes		160		(610)
Benefits paid		(426)		(463)
Benefit obligation at end of year	$	9,174	$	8,763
Change in plan assets:				
Fair value of plan assets at beginning of year	$	10,383	$	10,006
Actual return on plan assets		1,169		840
Benefits paid		(426)		(463)
Fair value of plan assets at end of year	$	11,126	$	10,383
Funded status	$	1,952	$	1,620
Unrecognized net actuarial loss		2,701		3,044
Prepaid pension cost recognized	$	4,653	$	4,664

At December 31, 2025, 2024 and 2023, the weighted-average assumptions used to determine the benefit obligation are as follows:

	2025	2024	2023
Discount rate	5.43 %	5.59 %	5.01 %
Rate of compensation increase	n/a	n/a	n/a

The components of net periodic pension cost (income) are as follows:

(Dollars in thousands)		2025		2024		2023
Interest cost	$	476	$	453	$	450
Expected return on plan assets		(617)		(628)		(655)
Amortization of net actuarial loss		151		174		117
Net periodic pension cost (income)	$	10	$	(1)	$	(88)

For the years December 31, 2025, 2024 and 2023, the weighted-average assumptions used to determine net periodic pension cost (income) are as follows:

	2025	2024	2023
Discount rate	5.43 %	5.59 %	5.01 %
Expected long-term rate of return on plan assets	5.75 %	5.75 %	5.75 %
Rate of compensation increase	n/a	n/a	n/a

The Company's pension plan asset allocations at December 31, 2025 and 2024 are as follows:

	2025	2024
Plan Assets		
Cash	5 %	5 %
Fixed income	32 %	30 %
Alternative investments	13 %	12 %
Domestic equities	32 %	31 %
Foreign equities	18 %	21 %
Real estate investment trusts	— %	1 %
Total	100 %	100 %

The following table sets forth the fair value by level within the fair value hierarchy, as defined in *Note 18 – Fair Value Measurements*, of the pension plan's assets as of December 31, 2025:

(Dollars in thousands)	Level I	Level II	Level III	Total
Assets:				
Cash	$ 556	$ —	$ —	$ 556
Fixed income	3,560	—	—	3,561
Alternative investments	—	—	1,446	1,446
Domestic equities	3,560	—	—	3,560
Foreign equities	2,003	—	—	2,003
Total	$ 9,679	$ —	$ 1,446	$ 11,126
Investments reported at net asset value[1]				—
Total assets at fair value				$ 11,126

[1] Investments reported at net asset value include real estate investment trusts.

The following table sets forth the pension plan's assets by fair value hierarchy level, as defined in *Note 18 – Fair Value Measurements,* at fair value as of December 31, 2024:

(Dollars in thousands)	Level I	Level II	Level III	Total
Assets:				
Cash	$ 519	$ —	$ —	$ 519
Fixed income	3,115	—	—	3,115
Alternative investments	—	—	1,246	1,246
Domestic equities	3,219	—	—	3,219
Foreign equities	2,180	—	—	2,180
Total	$ 9,033	$ —	$ 1,246	10,279
Investments reported at net asset value[1]				104
Total assets at fair value				$ 10,383

[1] Investments reported at net asset value include real estate investment trusts.

Investment in government securities, short-term investments, domestic equities and foreign equities are valued at the closing price reported on the active market on which the individual securities are traded. Alternative investments are valued at quoted prices, which are available but traded less frequently, and items that are fair valued using other financial instruments, the parameters of which can be directly observed. Real estate investment trusts are valued at the net asset value of the trust at the reporting date. The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while this plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table includes the Company's best estimate of the plan contribution for next fiscal year and the benefits expected to be paid in each of the next five fiscal years and in the aggregate for the five fiscal years thereafter:

(Dollars in thousands)	Cash Flow
Contributions for the period of January 1, 2026 through December 31, 2026	$ —
Estimated future benefit payments reflecting expected future service	
2026	$ 588
2027	599
2028	620
2029	621
2030	622
2031 through 2035	3,088

Note 12 – Goodwill and Other Intangible Assets

The table below summarizes the changes in carrying amounts of goodwill and other intangibles, including core deposit intangibles, for the periods presented:

| | | | Intangibles | | |
| | | | | Accumulated | |
(Dollars in thousands)	Goodwill	Gross	Amortization	Net
Balance at January 1, 2025	$ 2,838	$ 600	$ (338)	$ 262
Reduction of goodwill and intangibles resulting from sale of Trabian	(1,638)	(600)	346	(254)
Amortization expense	—	—	(8)	(8)
Balance at Balance at December 31, 2025	$ 1,200	$ —	$ —	$ —
Balance at January 1, 2024	$ 2,838	$ 600	$ (248)	$ 352
Amortization expense	—	—	(90)	(90)
Balance at December 31, 2024	$ 2,838	$ 600	$ (338)	$ 262
Balance at January 1, 2023	$ 3,988	$ 3,820	$ (2,189)	$ 1,631
Reduction of goodwill and intangibles resulting from sale of Chartwell	(1,150)	(3,220)	2,133	(1,087)
Amortization expense	—	—	(192)	(192)
Balance at December 31, 2023	$ 2,838	$ 600	$ (248)	$ 352

Goodwill represents the excess of the purchase price over the fair value of acquired net assets under the acquisition method of accounting. Intangibles represent customer relationships and trade name related to prior acquisitions, which were being amortized over four years and ten years, respectively.

In January 2025, the Company entered into a stock repurchase agreement with Trabian in which Trabian repurchased all the shares held by the Company, and the Company no longer consolidates Trabian in its financial statements. This transaction resulted in a reduction of goodwill and intangibles of $1.6 million and $0.3 million, respectively. For more information on the transaction, refer to *Note 24 – Acquisitions and Divestitures*.

Goodwill is evaluated for impairment if events and circumstances indicate a potential for impairment. No impairment charges were recorded for goodwill and other intangible assets in any of the periods presented.

Note 13 – Stock-Based Compensation

The MVB Financial Corp. Incentive Stock Plan (the "Plan") provides for the issuance of stock options, restricted stock awards and RSUs to selected employees and directors. In 2022, the Board of Directors adopted the MVB Financial Corp 2022 Incentive Plan (the "2022 Plan"), which was approved by the shareholders at the annual meeting in May 2022. The 2022 Plan replaced the MVB Financial Corp. 2013 Stock Incentive Plan (the "2013 Plan") and provides for 975,000 shares authorized for grant, which includes the number of shares reserved for issuance under the 2013 Plan, that remained available for grant thereunder as of the date of Board approval of the 2022 Plan. As of December 31, 2025, 125,899 shares remain available for issuance.

Stock-Based Compensation Expense

Stock-based compensation expense is recognized as salary and employee benefit cost based upon the fair value of the instruments on the date of the grant. The amount that the Company recognized in stock-based compensation expense related to the issuance of stock options and RSUs is presented in the following table:

(Dollars in thousands)	2025	2024	2023
Stock Options	$ 832	$ 370	$ 435
RSUs	2,969	2,544	2,223
Total stock-based compensation expense	$ 3,801	$ 2,913	$ 2,658

Proceeds from stock options exercised were $2.3 million, $1.5 million and $0.6 million during 2025, 2024 and 2023, respectively. During 2025, 2024 and 2023, certain options were exercised in broker-assisted cashless transactions. Shares were forfeited related to exercise price and related tax obligations, and the Company paid tax authorities amounts due resulting in a net cash outflow.

Stock Options

Under the provisions of the Plan, the option price per share shall not be less than the fair market value of the common stock on the grant date. Generally, options granted vest in three to five years and expire ten years from the grant date.

The following summarizes stock options as of and for the year ended December 31, 2025:

	2025	
	Number of Shares	Weighted-Average Exercise Price
Outstanding at beginning of year	796,412	$ 16.82
Granted	89,162	18.19
Exercised	(164,728)	13.97
Forfeited	(23,341)	20.73
Expired	(12,499)	27.14
Outstanding at end of year	685,006	$ 17.37
Exercisable at end of year	579,723	$ 17.06
Weighted-average fair value of options granted during 2025		$ 5.48
Weighted-average fair value of options granted during 2024		$ 5.59
Weighted-average fair value of options granted during 2023		$ 7.17

The intrinsic value of options exercised during 2025, 2024 and 2023 was $2.0 million, $0.7 million and $0.6 million, respectively.

The fair value for the options was estimated at the grant date using a Black-Scholes option-pricing model with the following inputs:

	2025	2024	2023
Average risk-free interest rates	4.11 %	4.21 %	4.06 %
Weighted-average life (years)	7	7	7
Expected volatility	39.5 %	36.9 %	42.4 %
Expected dividend yield	3.48 %	3.54 %	3.07 %

The following summarizes information related to the total outstanding and exercisable stock options at December 31, 2025:

Options Outstanding				Options Exercisable			
Total Options	Weighted-Average Exercise Price	Intrinsic Value (in millions)	Weighted-Average Remaining Life	Total Options	Weighted-Average Exercise Price	Intrinsic Value (in millions)	Weighted-Average Remaining Life
685,006	$17.37	$5.9	3.27	579,723	$17.06	$5.2	2.25

At December 31, 2025, total unrecognized pre-tax compensation expense related to unvested stock options outstanding was $0.5 million. This cost is expected to be recognized over a weighted-average period of 1.9 years. For the year ended December 31, 2025, the fair value of stock options vested was $0.4 million.

Restricted Stock Units

Under the provisions of the Plan, RSUs are similar to restricted stock awards, except the recipient does not receive the stock immediately, but instead receives the stock according to a vesting plan and distribution schedule, after achieving required performance milestones or upon remaining with the Company for a particular length of time. Each RSU that vests entitles the recipient to receive one share of the Company's common stock on a specified issuance date. The recipient does not have any stockholder rights, including voting, dividend or liquidation rights, with respect to the shares underlying awarded RSUs until the recipient becomes the record holder of those shares.

The Company granted 235,958 RSUs in 2025, 155,506 of which were time-based awards and 80,452 of which were performance-based awards. Time-based RSUs granted in 2025 generally vest in three equal installments over a three-year period, with the exception of time-based grants to members of the Board of Directors, which vest over a one-year period. Performance-based RSUs vest in one installment at the end of three years, based on set criteria.

A summary of the activity for the Company's RSUs for the period indicated is presented in the following table:

	2025	
	Shares	Weighted-Average Grant Date Fair Value
Balance at beginning of year	333,155	$ 20.60
Granted	235,958	18.18
Vested	(109,859)	19.16
Forfeited	(96,245)	23.62
Balance at end of year	363,009	$ 18.69
Weighted-average fair value of RSUs granted during 2025		$ 18.18
Weighted-average fair value of RSUs granted during 2024		$ 18.12
Weighted-average fair value of RSUs granted during 2023		$ 17.42

At December 31, 2025, based on RSU awards outstanding at that time, the total unrecognized pre-tax compensation expense related to unvested RSU awards was $3.7 million. This cost is expected to be recognized over a weighted-average period of 1.9 years. At December 31, 2025, the fair value of RSU awards vested during the year was $2.1 million.

Subsidiary Equity Plan

In December 2021, Victor's Board of Directors approved the Victor Technologies, Inc. 2021 Incentive Plan (the "2021 Victor LTI Plan") which was an incentive plan denominated in Victor's common shares. The 2021 Victor LTI Plan provided for the issuance of stock options, stock appreciation rights, restricted stock awards and restricted stock units to selected employees and directors. The maximum number of shares issuable under the 2021 Victor LTI Plan was $4.0 million shares were authorized for grant under the plan, and as of September 30, 2025, 738,798 shares remained available for issuance.

In September 2025, the Company sold substantially all assets and operations of Victor. For more information on the sale, refer to *Note 24 – Acquisitions and Divestitures*. Upon closing of the transaction, 2,016,225 unvested non-qualified and incentive stock options fully vested and were converted into a right to receive a stock option payout. The unrecognized compensation expense associated with these awards was recognized upon the closing of the transaction and was included as a reduction of the net gain on sale. Additionally, the stock option payout to the respective option holders was processed and applied as a reduction in the net gain on sale. As of December 31, 2025, no awards are outstanding under this plan and no further awards will be granted under this plan.

Note 14 – Earnings Per Share

Basic earnings per share ("EPS") is determined by dividing net income available to common shareholders by the weighted-average number of common shares outstanding during the period. Diluted EPS is determined by dividing net income available to common shareholders by the weighted-average number of shares outstanding, increased by both the number of shares that would be issued assuming the exercise of instruments under the Company's incentive stock plan.

(Dollars in thousands except shares and per share data)	For the years ended December 31,					
		2025		2024		2023
Numerator for earnings per share:						
Net income from continuing operations	$	26,922	$	20,245	$	22,224
Net (income) loss attributable to noncontrolling interest		18		(154)		226
Net income available to common shareholders from continuing operations		26,940		20,091		22,450
Net income from discontinued operations available to common shareholders - basic and diluted		—		—		8,782
Net income available to common shareholders	$	26,940	$	20,091	$	31,232
Denominator:						
Weighted-average shares outstanding - basic		12,775,242		12,890,161		12,694,206
Effect of dilutive stock options and restricted stock units		330,279		246,597		303,126
Weighted-average shares outstanding - diluted		13,105,521		13,136,758		12,997,332
Earnings per share from continuing operations - basic	$	2.11	$	1.56	$	1.77
Earnings per share from discontinued operations - basic	$	—	$	—	$	0.69
Earnings per common share - basic	$	2.11	$	1.56	$	2.46
Earnings per share from continuing operations - diluted	$	2.06	$	1.53	$	1.72
Earnings per share from discontinued operations - diluted	$	—	$	—	$	0.68
Earnings per common share - diluted	$	2.06	$	1.53	$	2.40
Instruments not included in the computation of diluted EPS because the effect would be antidilutive		100,543		136,701		364,105

Note 15 – Regulatory Capital Requirements

The Company is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Company's consolidated financial statements. The Bank is required to comply with applicable capital adequacy standards established by the federal banking agencies. West Virginia state chartered banks, such as the Bank, are subject to similar capital requirements adopted by the West Virginia Division of Financial Institutions.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios of capital. The optional community bank leverage ratio ("CBLR") framework, which is issued through interagency guidance, intends to provide a simple alternative measure of capital adequacy for electing qualifying depository institutions as directed under the Economic Growth, Regulatory Relief and Consumer Protection Act. Under the CBLR, if a qualifying depository institution elects to use such measure, such institutions will be considered well capitalized if its ratio of Tier 1 capital to average total consolidated assets (i.e., leverage ratio) exceeds a 9% threshold, subject to a limited two quarter grace period, during which the leverage ratio cannot go 100 basis points below the then applicable threshold, and will not be required to calculate and report risk-based capital ratios. As of December 31, 2025 and 2024, the Company and the Bank met all capital adequacy requirements to which they are subject.

The most recent notification from the Federal Deposit Insurance Corporation categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain the minimum CBLR as set forth in the table below. The Company's actual capital amounts and ratio is presented in the table below.

Eligibility criteria to utilize the CBLR includes the following:

- Total assets of less than $10 billion;
- Total trading assets plus liabilities of 5% or less of consolidated assets;
- Total off-balance sheet exposures of 25% or less of consolidated assets;
- Cannot be an advanced approaches banking organization; and
- Leverage ratio greater than 9%.

(Dollars in thousands)	Actual		Minimum Capital Requirement		Minimum to be Well Capitalized	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2025						
Community Bank leverage ratio						
Subsidiary bank	$ 365,043	11.1%	$ 262,128	8.0%	$ 294,894	9.0%
As of December 31, 2024						
Community Bank leverage ratio						
Subsidiary bank	$ 348,175	11.2%	$ 249,185	8.0%	$ 280,333	9.0%

Note 16 – Regulatory Restriction on Dividends

Approval of the regulatory agencies is required if the total of all dividends declared by the Bank in any calendar year exceeds the Bank's net profits, as defined, for that year combined with its retained net profits for the preceding two calendar years.

Note 17 – Fair Value of Financial Instruments

The carrying values and estimated fair values of financial instruments are summarized as follows:

Fair Value Measurements at:

(Dollars in thousands)	Carrying Value	Estimated Fair Value	Quoted Prices in Active Markets for Identical Assets (Level I)	Significant Other Observable Inputs (Level II)	Significant Unobservable Inputs (Level III)
December 31, 2025					
Financial Assets:					
Cash and cash equivalents	$ 244,125	$ 244,125	$ 244,125	$ —	$ —
Securities available-for-sale	410,510	410,510	—	384,909	25,601
Equity securities	50,643	50,643	7,556	—	43,087
Loans receivable, net	2,321,336	2,449,242	—	—	2,449,242
Interest rate swaps	2,625	2,625	—	2,625	—
Accrued interest receivable	16,561	16,561	—	5,625	10,936
FHLB Stock	2,106	2,106	—	2,106	—
Embedded derivative	5,246	5,246	—	—	5,246
Financial Liabilities:					
Deposits	$ 2,842,046	$ 2,857,109	$ —	$ 2,857,109	$ —
Repurchase Agreements	3,339	3,339	—	3,339	—
Interest rate swaps	2,625	2,625	—	2,625	—
Fair value hedge	1,001	1,001	—	1,001	—
Accrued interest payable	2,210	2,210	—	2,210	—
Subordinated debt	74,026	72,187	—	72,187	—
December 31, 2024					
Financial assets:					
Cash and cash equivalents	$ 317,913	$ 317,913	$ 317,913	$ —	$ —
Securities available-for-sale	411,640	411,640	—	386,147	25,493
Equity securities	42,583	42,583	4,994	—	37,589
Loans receivable, net	2,080,468	2,186,572	—	—	2,186,572
Interest rate swaps	5,913	5,913	—	5,913	—
Accrued interest receivable	16,537	16,537	—	6,815	9,722
FHLB Stock	2,011	2,011	—	2,011	—
Embedded derivative	648	648	—	—	648
Financial liabilities:					
Deposits	$ 2,693,615	$ 2,606,342	$ —	$ 2,606,342	$ —
Repurchase agreements	2,759	2,759	—	2,759	—
Interest rate swaps	5,913	5,913	—	5,913	—
Fair value hedge	112	112	—	112	
Accrued interest payable	5,788	5,788	—	5,788	—
Subordinated debt	73,787	67,327	—	67,327	—

Note 18 – Fair Value Measurements

Fair value estimates are made at a specific point in time, based on relevant market information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time of the Company's entire holdings of a particular financial instrument. Because no market exists for a significant portion of the Company's financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment, and therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates. Fair value estimates are based on existing on- and off-balance sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments.

Assets Measured on a Recurring Basis

As required by accounting standards, financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The following measurements are made on a recurring basis.

Available-for-sale investment securities — Available-for-sale investment securities are recorded at fair value on a recurring basis. Fair value measurement is based upon quoted prices, if available. If quoted prices are not available, fair values are measured using independent pricing models or other model-based valuation techniques such as the present value of future cash flows, adjusted for the security's credit rating, prepayment assumptions and other factors such as credit loss assumptions. Level I securities include those traded on an active exchange, such as the New York Stock Exchange and money market funds. Level II securities include mortgage-backed securities issued by government sponsored entities and private label entities, municipal bonds, United States Treasury securities that are traded by dealers or brokers in inactive over-the-counter markets and corporate debt securities. Certain local municipal securities related to tax increment financing ("TIF") are independently valued and classified as Level III instruments.

Loans held-for-sale — The fair value of loans held-for-sale is determined, when possible, using quoted secondary market prices or investor commitments. If no such quoted price exists, the fair value of a loan is determined using quoted prices for a similar asset or assets, adjusted for the specific attributes of that loan, which would be used by other market participants. If the fair value at the reporting date exceeds the amortized cost of a loan, the loan is reported at amortized cost. As of December 31, 2025 and December 31, 2024, there were no loans held-for-sale.

Interest rate swaps – Interest rate swaps are recorded at fair value based on third-party vendors who compile prices from various sources and may determine the fair value of identical or similar instruments by using pricing models that consider observable market data.

Fair value hedges – Treated like an interest rate swap, fair value hedges are recorded at fair value based on third-party vendors who compile prices from various sources and may determine fair value of identical or similar instruments by using pricing models that consider observable market data.

Embedded derivatives — Accounted for and recorded separately from the underlying contract as a derivative at fair value on a recurring basis. Fair values are determined using the Monte Carlo model valuation technique. The valuation methodology utilized includes significant unobservable inputs.

The following tables present the assets reported on the consolidated statements of financial condition at their fair value on a recurring basis as of December 31, 2025 and 2024 by level within the fair value hierarchy:

(Dollars in thousands)	Level I		Level II	Level III		Total
December 31, 2025						
Assets:						
United States government agency securities	$	—	$ 22,054	$	—	$ 22,054
United States sponsored mortgage-backed securities		—	289,493		—	289,493
United States treasury securities		—	4,985		—	4,985
Municipal securities		—	38,358		18,101	56,459
Corporate debt securities		—	30,019		—	30,019
Interest rate swaps		—	2,625		—	2,625
Embedded derivative		—	—		5,246	5,246
Liabilities:						
Interest rate swaps		—	2,625		—	2,625
Fair value hedge		—	1,001		—	1,001

(Dollars in thousands)	Level I		Level II	Level III		Total
December 31, 2024						
Assets:						
United States government agency securities	$	—	$ 39,846	$	—	$ 39,846
United States sponsored mortgage-backed securities		—	147,580		—	147,580
United States treasury securities		—	103,975		—	103,975
Municipal securities		—	84,147		17,993	102,140
Corporate debt securities		—	9,918		—	9,918
Interest rate swaps		—	5,913		—	5,913
Embedded derivative		—	—		648	648
Liabilities:						
Interest rate swaps		—	5,913		—	5,913
Fair value hedge		—	112		—	112

The following table represents recurring Level III assets as of the periods shown:

(Dollars in thousands)	Municipal Securities	Embedded Derivatives	Total
Balance at December 31, 2024	$ 17,993	$ 648	$ 18,641
Realized and unrealized gains (losses) included in earnings	1	(466)	(465)
Reclassification from other assets	—	5,064	5,064
Maturities/calls	(383)	—	(383)
Unrealized gains included in other comprehensive loss	490	—	490
Balance at December 31, 2025	$ 18,101	$ 5,246	$ 23,347
Balance at December 31, 2023	$ 18,245	$ 648	$ 18,893
Realized and unrealized gains included in earnings	6	—	6
Maturities/calls	(369)	—	(369)
Unrealized gains included in other comprehensive loss	111	—	111
Balance at December 31, 2024	$ 17,993	$ 648	$ 18,641

Assets Measured on a Nonrecurring Basis

The Company may be required, from time to time, to measure certain financial and non-financial assets and liabilities at fair value on a nonrecurring basis. These include assets that are measured at the lower of cost or market value that were recognized at fair value below cost at the end of the period. Certain non-financial assets measured at fair value on a non-recurring basis include foreclosed assets (upon initial recognition or subsequent impairment), non-financial assets and non-financial liabilities measured at fair value in the second step of a goodwill impairment test and intangible assets and other non-financial long-lived assets measured at fair value for impairment assessment.

Collateral-dependent loans – Certain loans receivable are evaluated individually for credit loss when the borrower is experiencing financial difficulties and repayment is expected to be provided substantially through the operation or sale of collateral. Estimated credit losses are based on the fair value of the collateral, adjusted for costs to sell. Collateral values are estimated using Level II inputs based on observable market data or Level III inputs based on customized discounting criteria. For a majority of collateral-dependent real estate related loans, the Company obtains a current external appraisal. Other valuation techniques are used as well, including internal valuations, comparable property analysis and contractual sales information.

Other real estate owned – Other real estate owned, which is obtained through the Bank's foreclosure process, is valued utilizing the appraised collateral value. Collateral values are estimated using Level II inputs based on observable market data or Level III inputs based on customized discounting criteria. At the time the foreclosure is completed, the Company obtains an external appraisal.

Assets measured at fair value on a nonrecurring basis as of December 31, 2025 and 2024 are included in the table below:

(Dollars in thousands)	December 31, 2025			
	Level I	Level II	Level III	Total
Collateral-dependent loans	—	—	25,053	25,053
Other real estate owned	—	—	580	580

(Dollars in thousands)	December 31, 2024			
	Level I	Level II	Level III	Total
Collateral-dependent loans	$ —	$ —	$ 37,895	$ 37,895
Other real estate owned	—	—	2,827	2,827

The following tables presents quantitative information about the Level III significant unobservable inputs for assets and liabilities measured at fair value at December 31, 2025 and 2024:

(Dollars in thousands)	Fair Value	Valuation Technique	Unobservable Input	Range
Quantitative Information about Level III Fair Value Measurements				
December 31, 2025				
Nonrecurring measurements:				
Collateral-dependent loans	$ 25,053	Appraisal of collateral [1]	Appraisal adjustments [2]	0% - 20%
			Liquidation expense [2]	6%
Other real estate owned	$ 580	Appraisal of collateral [1]	Appraisal adjustments [2]	0% - 20%
			Liquidation expense [2]	6%
Recurring measurements:				
Municipal securities [3]	$ 18,101	Appraisal of bond [4]	Bond appraisal adjustment [5]	5% - 15%
Embedded Derivatives	$ 5,246	Monte Carlo pricing model	Deferred payment	$0 - $16.6 million
			Volatility	35%
			Term	2 years
			Risk free rate	3.58%

(Dollars in thousands)	Fair Value	Valuation Technique	Unobservable Input	Range
Quantitative Information about Level III Fair Value Measurements				
December 31, 2024				
Nonrecurring measurements:				
Collateral-dependent loans	$ 37,895	Appraisal of collateral [1]	Appraisal adjustments [2]	0% - 20%
			Liquidation expense [2]	6%
Other real estate owned	$ 2,827	Appraisal of collateral [1]	Appraisal adjustments [2]	0% - 20%
			Liquidation expense [2]	6%
Recurring measurements:				
Municipal securities [3]	$ 17,993	Appraisal of bond [4]	Bond appraisal adjustment [5]	5% - 15%
Embedded Derivative	$ 648	Monte Carlo pricing model	Deferred payment	$0 - $49.1 million
			Volatility	59%
			Term	4.75 years
			Risk free rate	3.59%

[1] Fair value is generally determined through independent appraisals of the underlying collateral, which generally include various Level III inputs which are not identifiable.

[2] Appraisals may be adjusted by management for qualitative factors such as economic conditions and estimated liquidation expenses. The range and weighted-average of liquidation expenses and other appraisal adjustments are presented as a percent of the appraisal.

[3] Municipal securities classified as Level III instruments are comprised of TIF bonds related to certain local municipal securities.

[4] Fair value determined through independent analysis of liquidity, rating, yield and duration.

[5] Appraisals may be adjusted for qualitative factors, such as local economic conditions, liquidity, marketability and legal structure.

Note 19 – Derivatives

The Company uses certain derivative instruments to meet the needs of customers, as well as to manage the interest rate risk associated with certain transactions. All derivative financial instruments are recognized as either assets or liabilities and measured at fair value.

<u>Fair Value Hedges of Interest Rate Risk</u>

The Company is exposed to changes in the fair value of fixed rate mortgages and certain fixed rate available for sale securities included in a closed portfolio due to changes in benchmark interest rates.

In 2023, the Company entered into five fixed portfolio layer method fair value swaps designated as hedging instruments under the portfolio layer method to manage exposure to changes in fair value on fixed rate mortgages and certain fixed rate available-for-sale securities attributable to the designated interest rate. Four of the interest rate swaps were designated to hedge a closed portfolio of fixed rate mortgages, and one of the interest rate swaps was designated to hedge a closed portfolio of fixed rate municipal bonds. The interest rate swaps involve the payment of fixed-rate amounts to a counterparty in exchange for the Company receiving variable-rate payments over the life of the agreements, without the exchange of the underlying notional amount.

In 2024, the Company discontinued a portfolio layer method fair value swap designated as a hedging instrument to hedge a closed portfolio of fixed rate mortgages. The hedge, which had a notional amount of $250.0 million, was fully dedesignated, and the Company paid the counterparty $2.1 million to terminate the swap. The Company recorded a $0.5 million loss in 2023, and $1.7 million remained on the balance sheet as a basis adjustment to the loans that were part of the hedged portfolio, which will be amortized over the life of the underlying hedged asset. As of December 31, 2025, the basis adjustment remaining on the hedged portfolio was $1.4 million. The Company recorded a $0.1 million gain on the derivative as a result of the discontinuance in 2024.

In January 2025, the Company discontinued a portfolio layer method fair value swap designated as a hedging instrument to hedge a closed portfolio of fixed rate mortgages. The hedge, which had a notional amount of $30.0 million, was fully dedesignated, and the Company was paid a nominal fee by the counterparty to terminate the swap. The amount that remained on the balance sheet as a basis adjustment to the loans that were part of the hedged portfolio was not material and was recognized in income during the first quarter of 2025.

In January 2025, the Company discontinued the portfolio layer method fair value swap designated as a hedging instrument to hedge a closed portfolio of fixed rate municipal bonds. The hedge, which had a notional amount of $50.0 million, was fully dedesignated, and the Company paid the counterparty $0.5 million to terminate the swap. A basis adjustment to the hedged securities portfolio of $0.5 million remained on the balance sheet at the time of discontinuance, which will be amortized over the life of the underlying hedged items. In September 2025, the Company sold approximately $35.2 million of municipal bonds that were part of the hedged portfolio. As of December 31, 2025, the amortized cost basis of the closed portfolio of municipal bonds was $20.0 million, inclusive of a $0.1 million remaining basis adjustment.

The remaining active fair value swaps are designated under the portfolio layer method. The notional amount of the two remaining active swaps was $84.2 million at December 31, 2025, one of which is amortizing and included a $35.8 million amortization adjustment to the notional amount at December 31, 2025. Under the portfolio layer method, the hedged items are designated as a hedged layer of closed portfolios of financial loans and municipal bonds that are anticipated to remain outstanding for the designated hedged periods. Adjustments are made to record the swaps at fair value based on changes in the hedged risk.

The following table, which includes active fair value hedged items and discontinued fair value hedged items on which a basis adjustment still remains, represents the carrying value of the portfolio layer method hedged assets and the cumulative fair value hedging adjustments included in the carrying value of the hedged assets as of December 31, 2025 and December 31, 2024:

| (Dollars in thousands) | Balance Sheet Location | December 31, 2025 | | | |
		Amortized Cost Basis	Hedged Asset	Basis Adjustment	Basis Adjustment - Discontinued Hedges
Fixed rate mortgages	Loans receivable	$ 403,900	$ 84,202	$ 1,001	$ 1,433
Fixed rate bonds	Investment securities available-for-sale	20,000	—	—	132
Total hedged assets		$ 423,900	$ 84,202	$ 1,001	$ 1,565

| (Dollars in thousands) | Balance Sheet Location | December 31, 2024 | | | |
		Amortized Cost Basis	Hedged Asset	Basis Adjustment	Basis Adjustment - Discontinued Hedges
Fixed rate mortgages	Loans receivable	$ 443,830	$ 125,993	$ (505)	$ 1,593
Fixed rate bonds	Investment securities available-for-sale	58,318	50,000	618	—
Total hedged assets		$ 502,148	$ 175,993	$ 113	$ 1,593

Derivatives Not Designated as Hedging Instruments

Matched Interest Rate Swaps. The Company enter into interest rate swap contracts to help commercial loan borrowers manage their interest rate risk. The interest rate swap contracts with commercial loan borrowers allow them to convert floating-rate loan payments to fixed rate loan payments. When the Company enters into an interest rate swap contract with a commercial loan borrower, the Company simultaneously enters into a "mirror" swap contract with a third-party. The third-party exchanges the borrower's fixed-rate loan payments for floating-rate loan payments. These derivatives are not designated as hedges and changes in fair value are recognized in earnings. Because these derivatives have mirror-image contractual terms, the changes in fair value substantially offset each other through earnings. Fees earned in connection with the execution of derivatives related to this program are recognized in earnings through loan-related derivative income.

Outstanding Financial Derivative Instruments

The following tables summarize outstanding financial derivative instruments as of December 31, 2025 and December 31, 2024:

		December 31, 2025		
(Dollars in thousands)	Balance Sheet Location	Notional Amount	Fair Value of Asset (Liability)	Gain (Loss)
Fair value hedge of interest rate risk:				
Pay fixed rate swaps with counterparty	Accrued interest receivable and other assets	$ 84,202	$ (1,001)	$ (889)
Not designated hedges of interest rate risk:				
Matched interest rate swaps with borrowers	Accrued interest receivable and other assets	126,131	2,625	(3,288)
Matched interest rate swaps with counterparty	Accrued interest payable and other liabilities	126,131	(2,625)	3,288
Total derivatives		$ 336,464	$ (1,001)	$ (889)

		December 31, 2024		
(Dollars in thousands)	Balance Sheet Location	Notional Amount	Fair Value of Asset (Liability)	Gain (Loss)
Fair value hedge of interest rate risk:				
Pay fixed rate swaps with counterparty	Accrued interest receivable and other assets	$ 175,993	$ (112)	$ 5,998
Not designated hedges of interest rate risk:				
Matched interest rate swaps with borrowers	Accrued interest receivable and other assets	133,942	5,913	5,913
Matched interest rate swaps with counterparty	Accrued interest payable and other liabilities	133,942	(5,913)	(5,913)
Total derivatives		$ 443,877	$ (112)	$ 5,998

Embedded Derivative

In December 2022, the Company entered into an agreement to sell a portion of its shares of Interchecks Technologies, Inc., a former equity method investment that was subsequently reclassified to equity securities due to the decrease in the remaining ownership percentage. Based on the terms of the sale, the Company recognized the cash received at closing, as well as a receivable for the remaining installment payment, which is based on a future economic event and is accounted for and separately recorded as an embedded derivative. The embedded derivative instrument is included in accrued interest receivable and other assets on the consolidated balance sheets and the changes in the fair value of the embedded derivative instrument are included in noninterest income on the consolidated statements of income. The carrying value of the embedded derivative was $5.2 million and $0.6 million at December 31, 2025 and December 31, 2024, respectively. There was a loss recorded on the embedded derivative of $0.5 million and $0.1 million for the twelve months ended December 31, 2025 and December 31, 2023, respectively. There was no gain or loss for the twelve months ended December 31, 2024.

Note 20 – Comprehensive Income

The following tables present the components of accumulated other comprehensive income ("AOCI") for the years ended December 31:

(Dollars in thousands)	Amount Reclassified from AOCI			
Details about AOCI Components	**2025**	**2024**	**2023**	**Consolidated Statement of Income Line Item**
Available-for-sale securities				
Unrealized holding (loss) gain	$ (9,813)	$ 866	$ (1,536)	Gain (loss) on sale of available-for-sale securities
	(9,813)	866	(1,536)	
	2,374	(208)	369	Income taxes
	(7,439)	658	(1,167)	
Defined benefit pension plan items				
Amortization of net actuarial loss	(151)	(174)	(117)	Salaries and employee benefits
	(151)	(174)	(117)	
	37	43	28	Income tax benefit
	(114)	(131)	(89)	
Investment hedge				
Carrying value adjustment	—	—	289	Interest on investment securities
	—	—	289	
	—	—	(69)	Income tax expense
	—	—	220	
Total reclassifications	$ (7,553)	$ 527	$ (1,036)	

(Dollars in thousands)	Unrealized gains (losses) on available for-sale securities	Defined benefit pension plan items	Investment Hedge	Total
AOCI balance at January 1, 2025	$ (25,948)	$ (2,283)	$ —	$ (28,231)
Other comprehensive income before reclassification	6,689	123	—	6,812
Amounts reclassified from AOCI	7,439	114	—	7,553
Net current period other comprehensive income	14,128	237	—	14,365
AOCI balance at December 31, 2025	$ (11,820)	$ (2,046)	$ —	$ (13,866)
AOCI balance at January 1, 2024	$ (25,871)	$ (2,994)	$ 34	$ (28,831)
Other comprehensive income before reclassification	581	580	(34)	1,127
Amounts reclassified from AOCI	(658)	131	—	(527)
Net current period other comprehensive income	(77)	711	(34)	600
AOCI balance at December 31, 2024	$ (25,948)	$ (2,283)	$ —	$ (28,231)

Note 21 – Condensed Financial Statements of Parent Company

Information relative to the parent company's condensed balance sheets at December 31, 2025 and 2024 and the related condensed statements of income and cash flows for the years ended December 31, 2025, 2024 and 2023 are presented below:

Condensed Balance Sheets

	December 31,	
(Dollars in thousands)	2025	2024
Assets		
Cash	$ 7,214	$ 12,528
Investment in subsidiaries	350,060	320,417
Debt and equity securities	1,400	1,400
Equity method investments	62,620	54,770
Other assets	18,351	18,982
Total assets	$ 439,645	$ 408,097
Liabilities and stockholders' equity		
Other liabilities	31,651	28,631
Subordinated debt	74,026	73,787
Total liabilities	105,677	102,418
Total stockholders' equity	333,968	305,679
Total liabilities and stockholders' equity	$ 439,645	$ 408,097

Condensed Statements of Income

	Year ended December 31,		
(Dollars in thousands)	2025	2024	2023
Income, dividends from the Bank	$ 44,239	$ 48,579	$ 23,014
Operating expenses	37,684	31,058	27,002
Income (loss), before income taxes	6,555	17,521	(3,988)
Income tax benefit	(978)	(4,272)	(4,050)
Net income	7,533	21,793	62
Equity in undistributed income earnings (losses) of subsidiaries	19,407	(1,702)	31,170
Net income	$ 26,940	$ 20,091	$ 31,232

Condensed Statements of Cash Flows

(Dollars in thousands)		2025		2024		2023
OPERATING ACTIVITIES						
Net income	$	26,940	$	20,091	$	31,232
Equity in undistributed (earnings) losses of subsidiaries		(19,407)		1,702		(31,170)
Stock-based compensation		3,801		3,330		3,392
Depreciation and amortization		239		305		305
Changes in other assets		(1,443)		(5,118)		(11,638)
Changes in other liabilities		3,230		(251)		(2,887)
Net cash from operating activities		13,360		20,059		(10,766)
INVESTING ACTIVITIES						
Investment in subsidiaries		(1,650)		(1,550)		150
Net cash from investing activities		(1,650)		(1,550)		150
FINANCING ACTIVITIES						
Common stock repurchased		(10,160)		—		—
Common stock options exercised		2,301		1,489		637
Withholding cash issued in lieu of restricted stock		(458)		(443)		(847)
Principal payments on senior term loan		—		(6,845)		(3,030)
Cash dividends paid on common stock		(8,707)		(8,772)		(8,639)
Net cash from financing activities		(17,024)		(14,571)		(11,879)
Net change in cash and cash equivalents		(5,314)		3,938		(22,495)
Cash and cash equivalents, beginning of period		12,528		8,590		31,085
Cash and cash equivalents, end of period	$	7,214	$	12,528	$	8,590

Note 22 – Segment Reporting

The Company has identified three reportable segments: CoRe Banking, Mortgage Banking and Financial Holding Company. All other operating segments are summarized in an Other category. The Company determined these segments based on differences in products and services.

The Company's CoRe Banking segment, which includes its Fintech division, represents banking products and services offered to customers by the Bank, primarily loans and deposits accounts. Revenue from banking activities consists primarily of interest earned on loans and investment securities and service charges on deposit accounts.

Revenue from the Company's Mortgage Banking segment is primarily comprised of its share of net income or loss from mortgage banking activities of its equity method investments in ICM and Warp Speed.

Revenue from Financial Holding Company activities is mainly comprised of intercompany service income and dividends.

The Other category consists of professional service and the Company's Edge Venture companies. Revenue from the professional services are primarily made up of professional consulting income derived from banks and Fintech companies. Revenue from the Edge Ventures companies, including Victor, primarily consist of software services, offering account functionality and transactions to customers through web-based platforms. In September 2025, the Company sold substantially all assets and operations of Victor and recognized a $34.2 million pre-tax gain that is included in the Other category in the tables below. The Other category no longer included substantially all of the income and expense activity derived from Victor beginning in October 2025.

The Company's CODMs regularly review the performance of operating segments to assess performance and allocate resources between segments as necessary. The CODMs consist of the Chief Executive Officer, Chief Financial Officer and Chief Administrative Officer. The measure used by the CODMs to assess performance and decide how to allocate resources is based on net income that also is reported on the income statement as consolidated net income. Net income is used by the CODMs to monitor budget versus actual results, as well as benchmarking to the Company's peers. Net income on a segment basis is reported below.

Information about the reportable segments and reconciliation to the consolidated financial statements for the years ended December 31, 2025, 2024 and 2023 are as follows:

	2025					
(Dollars in thousands)	CoRe Banking	Mortgage Banking	Financial Holding Company	Other	Intercompany Eliminations	Consolidated
Interest income	$ 175,004	$ 413	$ 8	$ —	$ (102)	$ 175,323
Interest expense	64,619	—	3,296	102	(102)	67,915
Net interest income (expense)	110,385	413	(3,288)	(102)	—	107,408
Provision for credit losses	7,737	—	1,000	—	—	8,737
Net interest income (expense) after provision for credit losses	102,648	413	(4,288)	(102)	—	98,671
Noninterest income	14,887	8,154	12,667	38,638	(14,080)	60,266
Noninterest Expenses:						
Salaries and employee benefits	42,126	—	24,379	4,479	—	70,984
Occupancy expense	5,098	—	400	—	(400)	5,098
Equipment depreciation and maintenance	1,592	—	337	1,343	—	3,272
Data processing and communications	4,731	—	441	274	—	5,446
Professional fees	8,335	—	7,024	962	(1,205)	15,116
Other expenses[1]	30,971	—	3,183	492	(12,475)	22,171
Total noninterest expenses	92,853	—	35,764	7,550	(14,080)	122,087
Operating income (loss)	24,682	8,567	(27,385)	30,986	—	36,850
Capital expenditures for the year ended December 31, 2025	$ 1,658	$ —	$ 208	$ 49	$ —	$ 1,915
Total assets as of December 31, 2025	$ 3,270,958	$ 96,363	$ 377,114	$ 77,677	$ (513,194)	$ 3,308,918
Goodwill as of December 31, 2025	$ —	$ —	$ —	$ 1,200	$ —	$ 1,200
Investment in equity method investees as of December 31, 2025	$ —	$ 86,823	$ —	$ —	$ —	$ 86,823

[1]Other expenses consist of software costs, insurance, tax and assessment expenses, travel, entertainment, dues and subscription expenses and other operating expenses.

| | 2024 | | | | | |
(Dollars in thousands)	CoRe Banking	Mortgage Banking	Financial Holding Company	Other	Intercompany Eliminations	Consolidated
Interest income	$ 185,486	$ 413	$ 9	$ —	$ (66)	$ 185,842
Interest expense	73,146	—	3,493	71	(66)	76,644
Net interest income (expense)	112,340	413	(3,484)	(71)	—	109,198
Provision for credit losses	2,541	—	1,000	—	—	3,541
Net interest income (expense) after release of allowance for credit losses	109,799	413	(4,484)	(71)	—	105,657
Noninterest income	35,279	1,444	11,546	11,213	(16,569)	42,913
Noninterest expenses:						
Salaries and employee benefits	40,471	—	19,306	8,178	—	67,955
Occupancy expense	3,883	—	148	—	(144)	3,887
Equipment depreciation and maintenance	2,113	—	434	2,034	—	4,581
Data processing and communications	4,369	—	579	523	—	5,471
Professional fees	17,379	—	5,580	1,799	(3,410)	21,348
Other expenses[1]	26,779	17	2,405	2,798	(13,015)	18,984
Total noninterest expenses	94,994	17	28,452	15,332	(16,569)	122,226
Operating income (loss)	50,084	1,840	(21,390)	(4,190)	—	26,344
Capital expenditures for the year ended December 31, 2024	$ 937	$ —	$ 189	$ 495	$ —	$ 1,620
Total assets as of December 31, 2024	$ 3,076,644	$ 32,697	$ 405,010	$ 23,090	$ (408,737)	$ 3,128,704
Goodwill as of December 31, 2024	$ —	$ —	$ —	$ 2,838	$ —	$ 2,838
Investment in equity method investees as of December 31, 2024	$ —	$ 78,255	$ —	$ —	$ —	$ 78,255

[1]Other expenses consist of software costs, insurance, tax and assessment expenses, travel, entertainment, dues and subscription expenses and other operating expenses.

(Dollars in thousands)	CoRe Banking	Mortgage Banking	2023 Financial Holding Company	Other	Intercompany Eliminations	Consolidated
Interest income	$ 189,498	$ 416	$ 41	$ —	$ (137)	$ 189,818
Interest expense	62,507	—	3,985	180	(137)	66,535
Net interest income (expense)	126,991	416	(3,944)	(180)	—	123,283
Release of allowance for credit losses	(1,921)	—	—	—	—	(1,921)
Net interest income (expense) after release of allowance for credit losses	128,912	416	(3,944)	(180)	—	125,204
Noninterest income	17,286	(2,486)	10,453	9,138	(14,676)	19,715
Noninterest Expenses:						
Salaries and employee benefits	37,265	7	17,041	9,058	—	63,371
Occupancy expense	3,701	—	144	—	(144)	3,701
Equipment depreciation and maintenance	2,889	—	390	2,279	—	5,558
Data processing and communications	3,840	—	501	537	—	4,878
Professional fees	15,649	—	4,682	1,682	(3,669)	18,344
Other expenses[1]	27,142	65	2,516	2,913	(10,863)	21,773
Total noninterest expenses	90,486	72	25,274	16,469	(14,676)	117,625
Operating income (loss)	55,712	(2,142)	(18,765)	(7,511)	—	27,294
Capital expenditures for the year ended December 31, 2023	$ 914	$ —	$ 58	$ 943	$ —	$ 1,915

[1]Other expenses consist of software costs, insurance, tax and assessment expenses, travel, entertainment, dues and subscription expenses and other operating expenses.

Note 23 – Quarterly Financial Data (Unaudited)

(Dollars in thousands)	Interest Income		Net Interest Income		Income Before Taxes		Net Income		Earnings Per Share			
									Basic		Diluted	
2025												
First quarter	$	43,229	$	26,676	$	4,806	$	3,577	$	0.28	$	0.27
Second quarter		42,384		25,780		3,166		2,002		0.16		0.15
Third quarter		44,220		26,573		23,427		17,136		1.36		1.32
Fourth quarter		45,490		28,379		5,451		4,225		0.33		0.32

Net income for the three months ended September 30, 2025 included a pre-tax gain of $34.2 million on the sale of substantially all assets and operations of Victor and a pre-tax loss of $7.6 million on the sale of available-for-sale investment securities associated with the Company's previously disclosed investment portfolio restructuring. Refer to *Note 24 – Acquisitions and Divestitures* and *Note 2 – Investment Securities*.

(Dollars in thousands)	Interest Income		Net Interest Income		Income Before Taxes		Net Income		Earnings Per Share			
									Basic		Diluted	
2024												
First quarter	$	50,030	$	30,139	$	5,785	$	4,482	$	0.35	$	0.34
Second quarter		46,127		27,570		5,528		4,089		0.32		0.31
Third quarter		46,627		26,585		2,798		2,080		0.16		0.16
Fourth quarter		43,058		24,904		12,233		9,440		0.73		0.72

Net income for the three months ended December 31, 2024 included a pre-tax gain on sale of assets of $11.8 million related to a sale-leaseback transaction. Refer to *Note 4 – Premises and Equipment*.

Note 24 – Acquisitions and Divestitures

Victor Technologies, Inc.

In 2025, the Company sold substantially all assets and operations of Victor and recorded a $34.2 million pre-tax gain that is included in gain on divestiture activity in the consolidated statement of income. The Company will continue to offer certain customers the account functionality through Victor through an agreement with Jack Henry. The transaction did not meet the criteria for discontinued operations because the sale of Victor did not represent a strategic shift that is expected to have a major effect on the Company's operations and financial results.

Trabian Technology, Inc.

As of December 31, 2024, the Bank owned an 80.8% interest in Trabian and consolidated 100% of Trabian within the consolidated financial statements. In December 2024, the Board of Directors and Finance Committee approved a plan to sell the Bank's controlling interest in Trabian. As such, Trabian's assets, including $1.6 million of goodwill, and liabilities were classified as held-for-sale on the consolidated balance sheet as December 31, 2024. In January 2025, the Company entered into a stock repurchase agreement with Trabian in which Trabian repurchased all the shares held by the Company for $3.5 million. As a result of the transaction, the Company recognized a gain of $0.6 million for the twelve months ended December 31, 2025 and no longer consolidate Trabian in its financial statements.

The following table presents the major classes of assets and liabilities held-for-sale:

(Dollars in thousands)		December 31, 2024
Premises and equipment, net	$	33
Accrued interest receivable and other assets		2,245
Total assets held-for-sale	$	2,278
Accrued interest payable and other liabilities	$	720
Total liabilities held-for-sale	$	720

Flexia Payments, LLC

In May 2023, MVB Technology entered into an Assignment and Assumption Agreement with Flexia, wherein Flexia assigned loans outstanding between Flexia and MVB to MVB Technology. In consideration for the assignment, Flexia granted a license to MVB Technology for the Flexia software. Additionally, through a Mutual Release Agreement between Edge Ventures and Flexia, Edge Ventures transferred its 800 Class A Common Units and 1,500 Preferred Units of Flexia back to Flexia for cancellation. As a result of the transactions, the Company incurred a loss of $1.1 million and no longer consolidates Flexia in its financial statements.

Chartwell Compliance

In February 2023, the Company sold the Bank's wholly-owned subsidiary, Chartwell, for total consideration of $14.4 million in the form of a note issued to the buyer, resulting in a gain on sale of $11.8 million. The note matures June 20, 2027 and bears interest at a fixed rate of 7%, payable in four equal annual installments commencing June 20, 2024. To facilitate a transition of the Chartwell services and support the onboarding and conversion of systems, the Company entered into a 60-day Employee Lease and Service Agreement, whereby it provided the purchaser with finance and accounting, human capital, information technology, marketing and record/data retention services. In addition, the Company entered into a contract with the purchaser to continue to receive services and support from Chartwell for three years following the sale. The Company paid $3.9 million and $2.5 million in fees related to this contract during the years ended December 31, 2024 and December 31, 2023, respectively. The fees paid related to this contract were not material for the year ended December 31, 2025.

Chartwell's net income, including the $11.8 million gain, is presented in income from discontinued operations for all periods shown. Chartwell's depreciation and amortization expense was $0.1 million for the year ended December 31, 2023.

The following table presents the major classes of net income from discontinued operations for the periods shown:

(Dollars in thousands)		Twelve Months Ended December 31, 2023
Compliance consulting income	$	2,369
Gain on sale of discontinued operations		11,800
Total income		14,169
Salaries and employee benefits		2,082
Other expenses		256
Total expenses		2,338
Income before income taxes		11,831
Income taxes		3,049
Net income from discontinued operations	$	8,782

Note 25 – Subsequent Events

In February 2026, the Company entered into a credit agreement with Raymond James Bank ("Raymond James"). Pursuant to the credit agreement, Raymond James has extended to the Company a senior revolving line of credit in the principal amount of $20.0 million. The loans under the credit agreement will bear interest per annum at a rate equal to 2.75%, plus SOFR, which will reset monthly, subject to a default rate not being applicable. The Company may optionally prepay loans under the credit agreement in whole or in part, at any time or from time to time without premium or penalty and is required to prepay certain amounts of the loan in the event of the Company's disposition of affiliates or subsidiaries, or any capital-raise or refinancing of its indebtedness. The loan will terminate in February 2029, unless accelerated earlier upon an event of default.

In March 2026, the Company borrowed $20.0 million on the senior revolving line of credit in order to redeem all of the $40 million principal amount of its fixed-to-floating rate subordinated notes issued in November 2020.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

As of December 31, 2025, we carried out an evaluation under the supervision and with the participation of management, including the Chief Executive Officer (who is our principal executive officer) and Chief Financial Officer (who is our principal financial officer), of the effectiveness of the design and operation of our disclosure controls and procedures defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act. The term "disclosure controls and procedures" means controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the issuer's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Based on the results of this evaluation, the Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2025.

Management's Annual Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) promulgated under the Exchange Act. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the consolidated financial statements for external purposes in accordance with U.S. GAAP.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a significant deficiency (as defined in Public Company Accounting Oversight Board Auditing Standard No. 5), or a combination of significant deficiencies, that results in there being more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis by management or employees in the normal course of performing their assigned functions.

Management assessed the effectiveness of our internal control over financial reporting as of December 31, 2025. Management's assessment did not identify any material weaknesses in our internal control over financial reporting.

In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in *Internal Control-Integrated Framework in 2013*. Because there were no material weaknesses discovered, management believes that, as of December 31, 2025, our internal control over financial reporting was effective.

Forvis Mazars LLP, an independent registered public accounting firm, has audited the consolidated financial statements included in this Annual Report and has issued an attestation report on the effectiveness of our internal control over financial reporting, which report is included in *Item 8 – Financial Statements and Supplementary Data* of this Annual Report on Form 10-K.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting during the quarter ended December 31, 2025 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Date:	March 12, 2026	/s/ Larry F. Mazza
		Larry F. Mazza
		CEO, President and Director
		(Principal Executive Officer)
Date:	March 12, 2026	/s/ Michael R. Sumbs
		Michael R. Sumbs
		Executive Vice President and CFO
		(Principal Financial and Accounting Officer)

ITEM 9B. OTHER INFORMATION

Rule 10b5-1 and Non-Rule 10b5-1 Trading Arrangements

During the three months ended December 31, 2025, none of our officers or directors (as defined in Rule 16a-1 (f) of the Securities Exchange Act of 1934) adopted or terminated a Rule 10b5-1 trading arrangement or non-Rule 10b5-1 trading arrangement (as such terms are defined in Item 408 of Regulation S-K of the Securities Act of 1933).

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

This information is omitted from this report pursuant to General Instruction G(3) of Form 10-K as we will file with the SEC our definitive Proxy Statement pursuant to Regulation 14A of the Exchange Act for the 2026 Annual Meeting of Shareholders (the "Proxy Statement") not later than 120 days after December 31, 2025. The applicable information appearing in the Proxy Statement in the sections entitled "Corporate Governance," "Directors," "Executive Officers," "Executive Compensation" and "Other Information" is incorporated by reference.

ITEM 11. EXECUTIVE COMPENSATION

This information is omitted from this report pursuant to General Instruction G(3) of Form 10-K as we will file with the SEC our definitive Proxy Statement not later than 120 days after December 31, 2025. The applicable information appearing in the Proxy Statement in the section entitled "Corporate Governance," "Directors" and "Executive Compensation" is incorporated by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

This information is omitted from this report (with the exception of the equity compensation plan information, which is disclosed below) pursuant to General Instruction G(3) of Form 10-K as we will file with the SEC our definitive Proxy Statement not later than 120 days after December 31, 2025. The applicable information appearing in the Proxy Statement in the section entitled "Other Information" is incorporated by reference.

Equity Compensation Plan Information as of December 31, 2025:

Plan Category	Number of securities to be issued upon exercise of outstanding options (a)	Weighted-average exercise price of outstanding options (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	579,723	$ 17.06	125,899
Equity compensation plans not approved by security holders	n/a	n/a	n/a
Total	579,723	$ 17.06	125,899

During 2025, 164,728 stock options under our equity compensation plan were exercised.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

This information is omitted from this report pursuant to General Instruction G(3) of Form 10-K as we will file with the SEC our definitive Proxy Statement not later than 120 days after December 31, 2025. The applicable information appearing in the Proxy Statement in the section entitled "Corporate Governance" is incorporated by reference.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

This information is omitted from this report pursuant to General Instruction G(3) of Form 10-K as we will file with the SEC our definitive Proxy Statement not later than 120 days after December 31, 2025. The applicable information appearing in the Proxy Statement in the section entitled "Proposals" is incorporated by reference.

The Independent Registered Public Accounting Firm is Forvis Mazars, LLP (PCAOB Firm ID No. 686) located in New York, New York.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

The following consolidated financial statements of the registrant and its subsidiaries are filed as part of this report under *Item 8 - Financial Statements and Supplementary Data* and *Item 9A - Controls and Procedures*.

(a)(1)   *Financial Statements*

Report of Independent Registered Public Accounting Firm Opinion on the Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm Opinion on Internal Control over Financial Reporting

Consolidated Balance Sheets at December 31, 2025 and 2024

Consolidated Statements of Income for the years ended December 31, 2025, 2024 and 2023

Consolidated Statements of Comprehensive Income for the years ended December 31, 2025, 2024 and 2023

Consolidated Statements of Changes in Stockholders' Equity for the years ended December 31, 2025, 2024 and 2023

Consolidated Statements of Cash Flows for the years ended December 31, 2025, 2024 and 2023

Notes to Consolidated Financial Statements

Management's Annual Report on Internal Control over Financial Reporting

(b)   *Exhibits*

Exhibits filed with this Annual Report on Form 10-K are attached hereto. For a list of such exhibits, refer to the "Exhibit Index" below. The Exhibit Index specifically identifies each management contract or compensatory plan required to be filed as an exhibit to this Annual Report on Form 10-K.

EXHIBIT INDEX

Exhibit Number	Description	Exhibit Location
2.1	Agreement and Plan of Merger and Reorganization, dated August 12, 2022 by and between MVB Financial Corp. and Integrated Financial Holdings, Inc.	Form 8-K, File No. 001-38314, filed August 15, 2022, and incorporated by reference herein
3.1	Articles of Incorporation, as amended	Annual Report Form 10-K, File No. 000-50567, filed March 16, 2015, and incorporated by reference herein
3.2	Articles of Amendment to Articles of Incorporation of MVB Financial Corp.	Form 8-K, File No. 001-38314, filed January 31, 2023, and incorporated by reference herein
3.3	Second Amended and Restated Bylaws, as amended	Form 8-K, File No. 001-38314, filed June 22, 2018, and incorporated by reference herein
4.1	Specimen of Stock Certificate representing MVB Financial Corp. Common Stock	Form S-3 Registration Statement, File No. 001-38314, filed December 8, 2021, and incorporated by reference herein
4.2	Description of Securities	Filed herewith
10.1†	MVB Financial Corp. 2013 Stock Incentive Plan, as amended	Form 10-K, File No. 001-38314, filed March 8, 2018, and incorporated by reference herein
10.2†	MVB Financial Corp. 2018 Annual Senior Executive Performance Incentive Plan	Form 8-K, File No. 001-38314, filed February 23, 2018, and incorporated by reference herein
10.3†	MVB Financial Corp. 2022 Stock Incentive Plan	Appendix A to Proxy Statement, File No. 001-38314, filed April 7, 2022, and incorporated by reference herein
10.4	Lease Agreement with Essex Properties, LLC for land occupied by Bridgeport Branch	Form SB-2 Registration Statement, File No. 333-120931, filed December 2, 2004, and incorporated by reference herein
10.5†	Amended and Restated Executive Employment Agreement of Larry F. Mazza	Form 8-K, File No. 001-3814, filed December 22, 2023, and incorporated by reference herein
10.6†	Transition Agreement of Donald T. Robinson, dated July 10, 2025, between MVB Financial Corp. and Donald T. Robinson	Form 8-K, File No. 001-38314, filed July 10, 2025, and incorporated by reference herein
10.7†	Employment Agreement of Michael R. Sumbs, dated July 10, 2025, between MVB Financial Corp. and Michael R. Sumbs	Form 8-K, File No. 001-38314, filed July 10, 2025, and incorporated by reference herein
10.8†	Investment Agreement between MVB Financial Corp. and Larry F. Mazza	Form 8-K, File No. 000-50567, filed March 13, 2017, and incorporated by reference herein
10.9†	MVB Financial Corp. Form of Restricted Stock Unit Grant Notice and Restricted Stock Unit Agreement	Form 8-K, File No. 001-38314, filed March 27, 2018, and incorporated by reference herein
10.10	Purchase and Assumption Agreement, dated April 22, 2021, by and between MVB Bank, Inc. and Summit Community Bank, Inc.	Form 8-K, File No. 001-38314, filed April 23, 2021, and incorporated by reference herein
10.11	Subordinated Note Purchase Agreement, dated November 30, 2020, by and among MVB Financial Corp. and certain qualified institutional buyers	Form 8-K, File No. 0000-50567, filed November 30, 2020, and incorporated by reference herein
10.12	Subordinated Note Purchase Agreement, dated September 28, 2021, by and among MVB Financial Corp. and certain qualified institutional buyers	Form 8-K, File No. 0000-50567, filed September 28, 2021, and incorporated by reference herein
10.13	Agreement, dated March 2, 2020, by and between the Bank, PMG, Intercoastal, H. Edward Dean, III, Tom Pyne and Peter Cameron	Form 8-K, File No. 000-50567, filed March 3, 2020, and incorporated by reference herein
10.14	Equity Purchase Agreement, dated March 13, 2022, between Warp Speed Holdings LLC and MVB Bank, Inc.	Form 8-K, File No. 001-38314, filed March 14, 2022, and incorporated by reference herein
10.15	Credit Agreement, dated as of October 7, 2022, between MVB Financial Corp., as Borrower, and Raymond James Bank, as Lender	Form 8-K, File No. 001-38314, filed October 11, 2022, and incorporated by reference herein

10.16	Limited Consent, Waiver and Omnibus Amendment to Credit Agreement, dated as of December 27, 2022, between MVB Financial Corp., as Borrower, and Raymond James Bank, as Lender	Filed herewith
10.17	Second Amendment to Credit Agreement, dated as of February 24, 2023, between MVB Financial Corp., as Borrower, and Raymond James Bank, as Lender	Filed herewith
10.18	Termination Agreement, dated May 9, 2023, by and among MVB Financial Corp., Integrated Financial Holdings, Inc., West Town Bank & Trust, and MVB Bank, Inc.	Form 8-K, File No. 001-38314, filed May 9, 2023, and incorporated by reference herein.
10.19	Agreement for Purchase and Sale of Property, dated as of December 30, 2024 by and between the Bank and Mountainseed Real Estate Services, LLC	Form 8-K, File No, 001-38314, Filed January 2, 2025, and incorporated by reference herein.
10.2	Master Lease Agreement, dated as of December 30, 2024 by and between the Bank and FNLR MVBB LLC	Form 8-K, File No, 001-38314, Filed January 2, 2025, and incorporated by reference herein.
10.21	Guaranty Agreement, dated as of December 30, 2024 by and between the Bank and FNLR MVBB LLC	Form 8-K, File No, 001-38314, Filed January 2, 2025, and incorporated by reference herein.
19†	Insider Trading Policy	Filed herewith
21	Subsidiaries of Registrant	Filed herewith
23.1	Consent of Independent Registered Public Accounting Firm	Filed herewith
24	Power of Attorney	Contained in signature page to this Annual Report on Form 10-K
31.1	Certificate of Principal Executive Officer pursuant to Section 302 of Sarbanes Oxley Act of 2002	Filed herewith
31.2	Certificate of Principal Financial Officer pursuant to Section 302 of Sarbanes Oxley Act of 2002	Filed herewith
32.1*	Certificate of Principal Executive Officer & Principal Financial Officer pursuant to Section 906 of Sarbanes Oxley Act of 2002	Filed herewith
97†	Clawback Policy	Filed herewith
101.INS	XBRL Instance Document	Filed herewith
101.SCH	XBRL Taxonomy Extension Schema	Filed herewith
101.CAL	XBRL Taxonomy Extension Calculation Linkbase	Filed herewith
101.DEF	XBRL Taxonomy Extension Definition Linkbase	Filed herewith
101.LAB	XBRL Taxonomy Extension Label Linkbase	Filed herewith
101.PRE	XBRL Taxonomy Extension Presentation Linkbase	Filed herewith

(*) In accordance with Item 601(b)(32)(ii) of Regulation S-K and SEC Release Nos. 33-8238 and 34-47986, Final Rule: Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, the certifications furnished in Exhibits 32.1 hereto are deemed to accompany this Form 10-K and will not be deemed "filed" for purposes of Section 18 of the Exchange Act. Such certifications will not be deemed to be incorporated by reference into any filing under the Securities Act or the Exchange Act, except to the extent that the registrant specifically incorporates it by reference.

(†) Management contract or compensatory plan or arrangement

ITEM 16. FORM 10-K SUMMARY

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MVB Financial Corp.

Date: March 12, 2026   By: /s/ Larry F. Mazza
                                  Larry F. Mazza
                                  CEO, President and Director
                                  (Principal Executive Officer)

POWER OF ATTORNEY AND SIGNATURES

Know all persons by the presents, that each person whose signature appears below constitutes and appoints Larry F. Mazza and/ or Michael R. Sumbs, and either of them, as attorney-in-fact, with each having the power of substitution, for him or her in any and all capacities, to sign in his or her name and on his or her behalf, any amendment to this Form 10-K and to file the same, with exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact or his substitute or substitutes may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

/s/ Larry F. Mazza   Date: March 12, 2026
Larry F. Mazza, CEO, President and Director
(Principal Executive Officer)

/s/ Michael R. Sumbs   Date: March 12, 2026
Michael R. Sumbs, Executive Vice President and CFO
(Principal Financial and Accounting Officer)

/s/ Kelly R. Nelson   Date: March 12, 2026
Kelly R. Nelson, Chairman

/s/ John W. Ebert   Date: March 12, 2026
John W. Ebert, Vice Chairman

/s/ W. Marston Becker   Date: March 12, 2026
W. Marston Becker, Director

/s/ Rick Cordella   Date: March 12, 2026
Rick Cordella, Director

/s/ Adam Famularo   Date: March 12, 2026
Adam Famularo, Director

/s/ Vic Maculaitis   Date: March 12, 2026
Vic Maculaitis, Director

/s/ Jan L. Owen   Date: March 12, 2026
Jan L. Owen, Director

/s/ Cheryl D. Spielman   Date: March 12, 2026
Cheryl D. Spielman, Director